 As filed with the Securities and Exchange Commission on January 22, 2001

                                                 Registration No. 333-53762
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        UNITEDHEALTH GROUP INCORPORATED
             (exact name of registrant as specified in its charter)

        Minnesota                     6324               41-1321939
     (state or other           (primary standard        (IRS employer
      jurisdiction         industrial classification identification no.)
    of organization)              code number)

                           UNITEDHEALTH GROUP CENTER
                              9900 BREN ROAD EAST
                          MINNETONKA, MINNESOTA 55343
                                 (952) 936-1300
  (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             David J. Lubben, Esq.
                         General Counsel and Secretary
                           UnitedHealth Group Center
                              9900 Bren Road East
                          Minnetonka, Minnesota 55343
                                 (952) 936-1300
 (name, address, including zip code, and telephone number, including area code, of agent for service)

                                   copies to:
         James D. Alt, Esq.                      W. Michael Walker, Esq.
        Dorsey & Whitney LLP               Hirschler, Fleischer, Weinberg, Cox
       220 South Sixth Street                            & Allen
    Minneapolis, Minnesota 55402              Federal Reserve Bank Building
           (612) 340-2803                         701 East Byrd Street
         Fax: (612) 340-8738                          P.O. Box 500
                                              Richmond, Virginia 23218-0500
                                                     (804) 771-9590
                                                   Fax: (804) 644-0957

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the closing date for the acquisition of shares of United HealthCare of Virginia, Inc. (the "Acquisition") by the registrant from Virginia's Physician Network, Inc. ("VPN"), which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to closing of the Acquisition.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

                       VIRGINIA'S PHYSICIAN NETWORK, INC.
                              POST OFFICE BOX 500
                         RICHMOND, VIRGINIA 23218-0500

                             January 23, 2001

                          NOTICE OF SPECIAL MEETING on

                   February 28, 2001 and PROXY STATEMENT

Dear Fellow Shareholder:

   On behalf of the Board of Directors, you are cordially invited to attend a Special Meeting of the Shareholders of Virginia's Physician Network, Inc. (VPN) at 3:00 p.m. local time on Wednesday, February 28, 2001, in the Kennedy Room of the Comfort Suites Hotel Innsbrook, 4051 Innslake Drive, Glen Allen, Virginia.

   A proposal to be considered at this important meeting, if approved, will conclude the transactions contemplated by agreements with United Healthcare Services, Inc. that were approved by VPN Shareholders in October 1999. The proposal involves the approval of (a) the sale of substantially all of VPN's assets to a subsidiary of UnitedHealth Group Incorporated (UnitedHealth Group) in exchange for shares of UnitedHealth Group common stock that will be distributed to VPN shareholders and for the resolution of certain contested monetary obligations of VPN to a subsidiary of UnitedHealth Group, and (b) the subsequent dissolution and termination of VPN.

   At a meeting on December 28, 2000, VPN's Board of Directors unanimously voted to exercise its put of VPN's shares in United Healthcare of Virginia, Inc., an HMO organized by VPN and a subsidiary of UnitedHealth Group in 1996, and to execute the Asset Acquisition Agreement that memorializes this proposal. The VPN Board of Directors recommends that you vote FOR this proposal. Approval of the proposal requires a "FOR" vote from more than two-thirds of the votes entitled to be cast by VPN Shareholders at the Special Meeting. Unless this proposal is approved, the value of your investment in VPN may be adversely impacted.

   Every vote FOR the proposal is important. Your vote is important. If you don't return the enclosed proxy or if you vote by checking the ABSTAIN box on it, the effect is a vote AGAINST the proposal. Even if you plan to attend the Special Meeting of Shareholders, you should complete, date and sign the enclosed proxy and return it to VPN immediately by faxing it to (804) 771-5625 or by mailing it in the pre-addressed, postage paid envelope enclosed. If you do attend the meeting, you may vote in person, whether or not you have mailed your proxy. A proxy may be revoked at any time before it is voted.

   VPN's Board of Directors is pleased that shareholders will have a positive return on their initial investment, if this proposal is approved. More importantly, many of VPN's original objectives have been achieved in the organization and operation of UnitedHealthcare of Virginia. Many VPN shareholders serve on its various guidance and oversight committees. VPN encourages its shareholders to continue to play a vital role in the management of the health plan by remaining participating physicians in the UnitedHealthcare network and serving on UnitedHealthcare of Virginia's guidance and oversight committees. UnitedHealthcare of Virginia promotes an open access, no referral product which substantially reduces administrative hassle for patients and physicians when compared to typical HMOs. UnitedHealthcare's Care Coordination(TM) approach facilitates coverage and benefits administration between the patient and physician and gives the physician full decision-making authority in medical necessity judgements.

   The formal meeting Notice and Proxy Statement for the Special Meeting are enclosed. Please take time to consider the enclosed material carefully. Thank you for your cooperation and interest in having your shares represented at this important Special Meeting of Shareholders.

                                          Sincerely,

                                          C. Gregory Lockhart, M.D.
                                          Chairman of the Board, President and
                                           C.E.O.

P.S. This is a very important meeting. The proposal being considered may impact your investment in VPN and any profit you may make on that investment.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPROVED THE SHARES OF UNITEDHEALTH GROUP COMMON STOCK TO BE ISSUED IN THE PROPOSED TRANSACTIONS, OR DETERMINED IF THE PROXY STATEMENT/PROSPECTUS ATTACHED HERETO IS ACCURATE OR ADEQUATE. ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The date of the attached proxy statement/prospectus is January 23, 2001. The attached notice of special meeting and proxy statement/prospectus are first being mailed to shareholders of VPN on or about January 26, 2001.

                      REFERENCE TO ADDITIONAL INFORMATION

   This proxy statement/prospectus incorporates important business and financial information about UnitedHealth Group from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from UnitedHealth Group at the following address and telephone number:

                           UnitedHealth Group Center
                              9900 Bren Road East
                          Minnetonka, Minnesota 55343
                         Attention: Investor Relations
                                 (952) 936-1300

If you would like to request documents, please do so by February 21, 2001 in order to receive them before the VPN special shareholders meeting. See "Where You Can Find More Information" at page 55.

                       VIRGINIA'S PHYSICIAN NETWORK, INC.
                              POST OFFICE BOX 500
                         RICHMOND, VIRGINIA 23218-0500
                       ATTENTION: K. MARSHALL COOK, ESQ.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                      TO BE HELD ON FEBRUARY 28, 2001

To the Shareholders of Virginia's Physician Network, Inc.:

   We will hold a Special Meeting of Shareholders of Virginia's Physician Network, Inc. (VPN) at 3:00 p.m., local time, on Wednesday, February 28, 2001, in the Kennedy Room of the Comfort Suites Hotel Innsbrook, 4051 Innslake Drive, Glen Allen, Virginia, for the following purposes:

  1. To consider and vote upon a proposal to approve (a) the sale of substantially all of VPN's assets to a subsidiary of UnitedHealth Group Incorporated in exchange for shares of UnitedHealth Group common stock which will be distributed to VPN shareholders and for the resolution of certain contested monetary obligations of VPN to a subsidiary of UnitedHealth Group, and (b) the subsequent dissolution and termination of VPN. The VPN assets to be sold consist of approximately 49% of the outstanding shares of United HealthCare of Virginia, Inc. The other 51% of such shares are already owned by a subsidiary of UnitedHealth Group.

  2. To transact such other business as may properly come before the Special Meeting.

   We describe the proposed transactions more fully in the proxy statement/prospectus attached to this notice. We encourage you to read the entire document carefully.

   Only shareholders of record of VPN common stock at the close of business on January 22, 2001 are entitled to receive notice of and to vote at the Special Meeting or at any adjournment or postponement of the Special Meeting. Approval of the proposed transactions will require the affirmative vote of more than two-thirds of the votes entitled to be cast at the Special Meeting of Shareholders.

   Your vote is important. To assure that your shares are represented at the Special Meeting, we urge you to complete, date and sign the enclosed proxy and to fax it to VPN at (804) 771-5625 or mail it promptly in the pre-addressed, postage-paid envelope provided, whether or not you plan to attend the Special Meeting in person.

   You may revoke your proxy in the manner described in the attached proxy statement/prospectus at any time before it has been voted at the Special Meeting. If you attend the Special Meeting, you may vote in person even if you returned a proxy.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          K. Marshall Cook
                                          Secretary
Richmond, Virginia

January 23, 2001

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPROVED THE SHARES OF UNITEDHEALTH GROUP COMMON STOCK TO BE ISSUED IN THE PROPOSED TRANSACTION, OR DETERMINED IF THE PROXY STATEMENT/PROSPECTUS ATTACHED HERETO IS ACCURATE OR ADEQUATE. ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

 SHAREHOLDERS ARE URGED TO DATE, SIGN AND FAX OR MAIL THE ENCLOSED PROXY TO VPN IMMEDIATELY. YOUR PROXY WILL BE VOTED IN ACCORDANCE WITH ANY SPECIFICATIONS ON IT. A FAILURE TO VOTE, EITHER BY NOT RETURNING THE PROXY OR BY CHECKING THE "ABSTAIN" BOX ON THE PROXY, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSAL. UNLESS THE PROPOSAL IS APPROVED, THE VALUE OF YOUR INVESTMENT IN VPN MAY BE ADVERSELY IMPACTED.

                           PROXY STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS....................................   1
MARKET PRICE AND DIVIDEND INFORMATION........................................   8
RISK FACTORS.................................................................  10
  Risks Relating to the Proposed Transaction.................................  10
  Risks Relating to UnitedHealth Group.......................................  11
THE SPECIAL MEETING OF VPN SHAREHOLDERS......................................  17
  Date, Time and Place of the Special Meeting................................  17
  Matters to be Considered at the Special Meeting............................  17
  Record Date and Shares Entitled to Vote....................................  17
  Voting of Proxies; Revocation of Proxies...................................  17
  Vote Required..............................................................  17
  Quorum; Abstentions and Broker Non-Votes...................................  18
  Expenses of Solicitation...................................................  18
  Board Recommendation.......................................................  18
THE PROPOSED TRANSACTION.....................................................  19
  Background of the Proposed Transaction.....................................  19
  VPN's Reasons for the Proposed Transaction and Board of Directors
   Recommendation............................................................  22
  UnitedHealth Group's Reasons for the Proposed Transaction..................  23
  Completion of the Proposed Transaction.....................................  23
  Operation of UHC Virginia Following the Proposed Transaction...............  24
  Dissolution of VPN Following the Proposed Transaction......................  24
  Interests of Certain Persons in the Proposed Transaction...................  24
  VPN Common Stock Ownership.................................................  24
  Regulatory Matters.........................................................  25
  Certain Federal Income Tax Considerations..................................  25
  No Dissenters' Rights......................................................  28
  Restrictions on Sale of Shares by Affiliates of VPN and UnitedHealth
   Group.....................................................................  28
  Stock Market Listing.......................................................  28
CERTAIN INFORMATION CONCERNING UNITEDHEALTH GROUP............................  29
  Directors..................................................................  29
  Executives.................................................................  31
  UnitedHealth Group Common Stock Ownership..................................  38
  Certain Relationships and Transactions.....................................  40
THE ASSET ACQUISITION AGREEMENT..............................................  41
  Purchase and Sale of UHC Virginia Shares; Purchase Price...................  41
  Distribution of UnitedHealth Group Shares to VPN Shareholders..............  41
  Dissolution and Termination of VPN Following the Closing...................  42
  Treatment of VPN Stock Options.............................................  42
  Representations and Warranties.............................................  42
  Additional Agreements......................................................  43
  Conditions to the Closing of the Proposed Transaction......................  44
  Termination of the Asset Acquisition Agreement.............................  45
  Fees and Expenses..........................................................  46
  Extensions, Waivers and Amendments.........................................  46

COMPARISON OF RIGHTS OF SHAREHOLDERS OF UNITEDHEALTH GROUP AND VPN........  47
EXPERTS...................................................................  55
LEGAL MATTERS.............................................................  55
FUTURE UNITEDHEALTH GROUP SHAREHOLDER PROPOSALS...........................  55
WHERE YOU CAN FIND MORE INFORMATION.......................................  55
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................  56
ANNEX A--ASSET ACQUISITION AGREEMENT BY AND AMONG UNITEDHEALTH GROUP
INCORPORATED, UNITED HEALTHCARE SERVICES, INC. AND VIRGINIA'S PHYSICIAN
NETWORK, INC.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the proposed transaction. In particular, you should read the asset acquisition agreement, which is attached as Annex A and incorporated herein by reference. In addition, we have incorporated by reference important business and financial information about UnitedHealth Group into this proxy statement/ prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 55.

The Companies

Virginia's Physician Network, Inc.

   Post Office Box 500
   Richmond, Virginia 23218-0500
   Attention: K. Marshall Cook, Esq.
   (804) 771-5641

   Virginia's Physician Network (VPN) was organized as a 100% physician-owned, statewide network of physicians and incorporated in Virginia on August 9, 1995. In 1996, VPN executed a Shareholder Agreement with United HealthCare Services, Inc. (Purchaser), a wholly-owned subsidiary of UnitedHealth Group Incorporated, by which VPN and Purchaser organized United HealthCare of Virginia, Inc. (UHC Virginia), an HMO licensed to do business in Virginia as of October 1997.

   Until 1999, VPN served as the primary source of physician services for UHC Virginia, as well as for other insurance products of UnitedHealth Group and its subsidiary companies in Virginia. As described below, VPN owns approximately 49% of the outstanding shares of UHC Virginia. If the transactions described in this proxy statement/prospectus are completed, UnitedHealth Group will acquire these shares from VPN, and UHC Virginia will become an indirect wholly owned subsidiary of UnitedHealth Group.

UnitedHealth Group Incorporated

   UnitedHealth Group Center
   9900 Bren Road East
   Minnetonka, Minnesota 55343
   (952) 936-1300

   UnitedHealth Group is a national leader in forming and operating markets for the exchange of health and well-being services. In its five primary businesses, UnitedHealth Group provides a broad spectrum of resources to help people improve their health and well-being through all stages of life. These businesses include UnitedHealthcare, which coordinates network-based health and well-being services on behalf of local employers and consumers nationwide; Ovations, which is a business dedicated to advancing the health and well-being goals of Americans in the second half of life, age 50 and older; Uniprise, which is devoted to serving the needs of large organizations; Specialized Care Services, which is comprised of an expanding portfolio of health and well-being companies, each serving a specialized market need with a unique blend of benefits, provider networks, services and resources; and Ingenix, which is a leader in the field of health care data and information, research, analysis and application. While separate, these businesses remain interrelated as part of UnitedHealth Group's health and well-being enterprise. UnitedHealth Group's businesses share customers, and in some instances, use common information systems and have access to shared administrative services.

   As described below, UnitedHealth Group, through its UnitedHealthcare unit, owns approximately 51% of the outstanding shares of UHC Virginia, a health maintenance organization which provides healthcare services through approximately 7,000 physicians located throughout the Commonwealth of Virginia. If the transactions described in this proxy statement/prospectus are completed, UnitedHealth Group will acquire the remaining outstanding shares of UHC Virginia from VPN, and UHC Virginia will become an indirect wholly owned subsidiary of UnitedHealth Group.

   UnitedHealth Group Incorporated, formerly known as United HealthCare Corporation, is a Minnesota corporation, incorporated in January 1977. For further information concerning UnitedHealth Group, please see "Certain Information Concerning UnitedHealth Group" beginning on page 29 and refer to the UnitedHealth Group documents which are incorporated by reference in this proxy statement/prospectus as described under "Incorporation of Certain Documents by Reference" at page 56.

   UnitedHealth Group effected a two-for-one split of its common stock on December 22, 2000. The information presented throughout this proxy statement/prospectus reflects this stock split.

Structure of the Transaction (see page 41)

   The proposed transaction, if approved by VPN shareholders, will be carried out pursuant to an asset acquisition agreement dated December 29, 2000, among UnitedHealth Group, Purchaser, and VPN, a copy of which is attached to this proxy statement/prospectus as Annex A. Pursuant to the asset acquisition agreement, Purchaser agrees to purchase 1,237.25 shares of UHC Virginia common stock from VPN in exchange for a combination of (i) shares of UnitedHealth Group common stock which will be paid to VPN, and (ii) Purchaser's resolution of certain contested monetary obligations owing from VPN to Purchaser, as follows:

  . The number of shares of UnitedHealth Group common stock to be paid to VPN will be determined by dividing $17,948,278.04 by the "Parent Average Price." The "Parent Average Price" will be the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the 30 consecutive trading days ending with and including the third business day preceding the date the transactions called for by the asset acquisition agreement are completed. Based on the closing price of UnitedHealth Group common stock on the New York Stock Exchange on January 19, 2001 ($51.5625 per share), a total of 348,087 shares of UnitedHealth Group common stock would be paid to VPN.

     The shares of UnitedHealth Group common stock paid to VPN will be immediately distributed to VPN shareholders pro rata based on the number of shares of VPN common stock held by each shareholder. Based on the closing price of UnitedHealth Group common stock set forth above and the number of VPN shares outstanding on the date of this proxy statement/prospectus (assuming the cashless exercise of all currently exercisable options to purchase VPN shares), each shareholder of VPN would receive approximately 0.1569 shares of UnitedHealth Group common stock having a value of approximately $8.09 for each share of VPN common stock held by such shareholder. However, no fractional share of UnitedHealth Group common stock will be issued to any VPN shareholder. Instead, a cash payment will be made in lieu of such fractional share, as described under "The Asset Acquisition Agreement--Distribution of UnitedHealth Group Shares to VPN Shareholders."

  . In addition, Purchaser will become responsible for the resolution of a contested liability represented by VPN's promissory note in the amount of $2,351,721.96 payable to Purchaser, and VPN will have no further liability on the note. VPN issued this note to Purchaser in November 1999 pending final determination of the "cost-over-capitation" liability owing from VPN to Purchaser in connection with Purchaser's purchase of certain assets from VPN in June 1999. For a further description of this "cost- over-capitation" liability, see "The Proposed Transaction-- Background of the Proposed Transaction."

   The parties have agreed that the sale of UHC Virginia shares pursuant to the asset acquisition agreement will satisfy VPN's right to "put" such shares to Purchaser under an existing shareholders agreement between them. See "The Proposed Transaction--Background of the Proposed Transaction."

   The asset acquisition agreement also provides that following this transaction, VPN will dissolve and terminate its corporate existence in accordance with its articles of incorporation, bylaws, and Virginia law as soon as is practicable, and in any event not more than one year after this transaction is completed.

Shareholder Approval (see page 17)

   In order for the proposed transaction to be completed, holders of more than two-thirds of the shares of VPN common stock outstanding at the close of business on January 22, 2001 (the record date for the special meeting) must approve the proposed transaction. UnitedHealth Group's shareholders are not required to approve the proposed transaction.

   You are entitled to cast one vote per share of VPN common stock you owned as of the record date for the special meeting.

Recommendation of VPN's Board of Directors (see page 22)

   After careful consideration, VPN's board of directors has unanimously approved the asset acquisition agreement and the proposed transaction and has determined that they are in the best interests of VPN's shareholders. VPN's board of directors unanimously recommends that its shareholders vote FOR the approval of the proposed transaction.

Conditions to the Proposed Transaction (see page 44)

   The parties' respective obligations to complete the proposed transaction are subject to the prior satisfaction or waiver of certain conditions. The following conditions, among others, must be satisfied or waived before the completion of the proposed transaction:

  . the proposed transaction must be approved by the holders of more than two-thirds of the shares of VPN common stock outstanding at the close of business on the record date for the special meeting;

  . all necessary governmental and other third party consents must be obtained; and

  .  VPN must receive an opinion from its counsel to the effect that:

    . the transfer of UHC Virginia shares by VPN pursuant to the asset acquisition agreement and the delivery of the shares of UnitedHealth Group common stock payable therefor to VPN's shareholders will be treated as a "reorganization" within the meaning of the Internal Revenue Code;

    . VPN will recognize no gain or loss on the transfer of UHC Virginia shares by VPN pursuant to the asset acquisition agreement or on the delivery of the shares of UnitedHealth Group common stock payable therefore to VPN's shareholders; and

    . VPN's shareholders will recognize no gain or loss on the transfer of UHC Virginia shares by VPN pursuant to the asset acquisition agreement or on the delivery of the shares of UnitedHealth Group common stock payable therefor to VPN's shareholders other than with respect to cash received in lieu of fractional shares or otherwise.

Termination of the Asset Acquisition Agreement (see page 45)

   The asset acquisition agreement may be terminated by mutual consent, or by either UnitedHealth Group or VPN under certain circumstances, at any time before the completion of the proposed transaction, including:

  . if the proposed transaction is not completed, without the fault of the terminating party, on or before May 30, 2001;

  . if VPN's shareholders do not approve the proposed transaction by the required vote;

  . if the other party breaches any of its representations and warranties contained in the asset acquisition agreement or breaches or fails to perform in any material respect any of its agreements contained in the asset acquisition agreement and such breach or failure is not cured within 30 days after receipt of written notice from the non-breaching party.

   The asset acquisition agreement may also be terminated by UnitedHealth Group if, among other things, VPN's board of directors withdraws or modifies in a manner adverse to UnitedHealth Group or Purchaser its approval of the asset acquisition agreement and the transaction contemplated thereby or its recommendation that VPN's shareholders approve such transaction.

Interests of Certain Persons in the Proposed Transaction (see page 24)

   No person that is or has been at any time an executive officer or director of VPN since the beginning of VPN's last fiscal year has any interest in the proposed transaction that is different from or in addition to his interest as a VPN shareholder generally, except that VPN will pay to C. Gregory Lockhart, M.D. and K. Marshall Cook those sums contractually required to terminate their existing employment agreements with VPN upon the dissolution and termination of VPN.

U.S. Federal Income Tax Consequences of the Proposed Transaction (see page 25)

   We have structured the proposed transaction so that, in general, neither VPN nor its shareholders will recognize gain or loss for United States federal income tax purposes upon their receipt of shares of UnitedHealth Group common stock pursuant to the asset acquisition agreement, except for taxes payable by VPN shareholders because of cash received by them. It is a condition to the completion of the proposed transaction that VPN receives a legal opinion from its counsel to this effect.

   We urge you to carefully consider the discussion under "The Proposed Transaction--Certain Federal Income Tax Considerations" and to consult your own tax advisors regarding the specific tax consequences of the proposed transaction to you.

Restrictions on the Ability to Sell UnitedHealth Group Common Stock (see page
28)

   All shares of UnitedHealth Group common stock you receive in connection with the proposed transaction will be freely transferable unless you are considered an "affiliate" of either VPN or UnitedHealth Group for purposes of Rule 145 promulgated under the Securities Act of 1933, in which case you will be permitted to sell the shares of UnitedHealth Group common stock you receive only in accordance with Rule 145.

No Dissenters' Rights

   Under the Virginia Stock Corporation Act, you are not entitled to dissenters' rights in connection with the proposed transaction. Therefore, if the proposed transaction is approved by the required two-thirds vote of VPN shareholders, you will receive shares of UnitedHealth Group common stock ratably with other VPN shareholders, regardless of whether or not you voted in favor of the proposed transaction. You will not have the option of having the "fair value" of your shares of VPN common stock determined by a court and paid to you in cash by VPN.

Certain Effects of the Proposed Transaction (see page 47)

   Upon completion of the proposed transaction you will become a shareholder of UnitedHealth Group, and upon the dissolution and termination of VPN called for by the asset acquisition agreement you will cease to be a shareholder of VPN. The internal affairs of UnitedHealth Group are governed by the Minnesota Business Corporation Act and UnitedHealth Group's restated articles of incorporation and bylaws. The proposed transaction and the dissolution and termination of VPN will result in certain differences in the rights of VPN shareholders. See "Comparison of Rights of Shareholders of UnitedHealth Group and VPN."

Forward-Looking Statements in this Proxy Statement/Prospectus

   This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 10 of this proxy statement/prospectus.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                       OF UNITEDHEALTH GROUP INCORPORATED

   The following table summarizes selected consolidated historical financial data of UnitedHealth Group. The financial data for the years ended December 31, 1999, 1998 and 1997 and as of December 31, 1999 and 1998 was derived from the audited consolidated financial statements of UnitedHealth Group incorporated by reference in this proxy statement/prospectus. The financial data for the years ended December 31, 1996 and 1995 and as of December 31, 1997, 1996 and 1995 was derived from the audited consolidated financial statements of UnitedHealth Group not included or incorporated by reference in this proxy statement/prospectus. The financial data as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 was derived from the unaudited condensed consolidated financial statements of UnitedHealth Group incorporated by reference in this proxy statement/prospectus. The financial data as of September 30, 1999 was derived from the unaudited condensed consolidated financial statements of UnitedHealth Group not incorporated by reference in this proxy statement/prospectus. In the opinion of UnitedHealth Group's management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 2000 and 1999 have been reflected therein. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year.

                           Nine Months
                              Ended
                          September 30,         Years Ended December 31,
                         --------------- ----------------------------------------------
                          2000    1999    1999    1998        1997     1996       1995
                         ------- ------- ------- -------     -------  -------    ------
                                  (in millions, except per share data)
Statement of Operations
 Data:
Revenues................ $15,688 $14,570 $19,562 $17,355     $11,794  $10,074    $5,671
                         ======= ======= ======= =======     =======  =======    ======
Earnings (Loss) from
 Operations............. $   870 $   685 $   943 $   (42)(1) $   742  $   581(2) $  461(3)
                         ======= ======= ======= =======     =======  =======    ======
Net Earnings (Loss)..... $   526 $   411 $   568 $  (166)(1) $   460  $   356(2) $  286(3)
Convertible Preferred
 Stock Dividends........     --      --      --      (28)        (29)     (29)       (7)
Preferred Stock
 Redemption Premium.....     --      --      --      (20)        --       --        --
                         ------- ------- ------- -------     -------  -------    ------
Net Earnings (Loss)
 Applicable to Common
 Shareholders........... $   526 $   411 $   568 $  (214)(1) $   431  $   327(2) $  279(3)
                         ======= ======= ======= =======     =======  =======    ======
  Basic Net Earnings
   (Loss) per Common
   Share................ $  1.62 $  1.17 $  1.63 $ (0.56)(1) $  1.15  $  0.90(2) $ 0.80(3)
                         ======= ======= ======= =======     =======  =======    ======
  Diluted Net Earnings
   (Loss) per Common
   Share................ $  1.56 $  1.15 $  1.60 $ (0.56)(1) $  1.13  $  0.88(2) $ 0.79(3)
                         ======= ======= ======= =======     =======  =======    ======
Dividends per Share:
  Common Stock.......... $  0.02 $  0.02 $  0.02 $  0.02     $  0.02  $  0.02    $ 0.02
  Convertible Preferred
   Stock................     --      --      --    56.03       57.50    57.50     14.38
Weighted Average Number
 of Common Shares
 Outstanding:
  Basic.................   325.2   352.6   348.2   381.2       374.0    363.2     347.2
  Diluted...............   337.2   358.6   355.0   381.2       381.6    371.6     354.8
Balance Sheet Data (as
 of):
Cash and Investments.... $ 4,685 $ 4,224 $ 4,719 $ 4,424     $ 4,041  $ 3,453    $3,078
Total Assets............  10,463   9,785  10,273   9,675       7,623    6,997     6,161
Debt....................   1,065     650     991     708         --       --        --
Convertible Preferred
 Stock..................     --      --      --      --          500      500       500
Shareholders' Equity....   3,657   3,970   3,863   4,038       4,534    3,823     3,188

--------
(1) Excluding the operational realignment and other charges of $725, charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates of $175 and the convertible preferred stock redemption premium of $20 from the year ended December 31, 1998, 1998 earnings from operations, net earnings and net earnings applicable to common shareholders would have been $858, $537 and $509, respectively, or $1.31 diluted net earnings per common share.
(2) Excluding the merger costs associated with the April 1996 acquisition of HealthWise of America, Inc. ("HealthWise") of $15 ($9 after tax or $0.03 diluted net earnings per common share) and the provision for future losses on two large multi-year contracts of $45 ($27 after tax, or $0.08 diluted net earnings per common share), 1996 earnings from operations and net earnings would have been $641 and $392, or $0.98 diluted net earnings per common share. The HealthWise merger was accounted for using the pooling-of-interests method of accounting; however, UnitedHealth Group did not restate its historical financial statements, as the effects on the historical consolidated financial statements were not material.
(3) Excluding restructuring charges associated with the October 1995 acquisition of The MetraHealth Companies, Inc. ("MetraHealth") of $154 ($97 after tax, or $0.28 diluted net earnings per common share), 1995 earnings from operations and net earnings would have been $615 and $383, or $1.06 diluted net earnings per common share. The MetraHealth acquisition was accounted for using the purchase method of accounting and, accordingly, its operating results have been included in UnitedHealth Group's historical consolidated financial information from the acquisition date.

                     MARKET PRICE AND DIVIDEND INFORMATION

Recent Closing Prices

   There is no established public trading market for VPN common stock and, to the knowledge of VPN, historical quotation information for such common stock in the over-the-counter market is not available.

   The table below presents the closing price per share of UnitedHealth Group common stock on the New York Stock Exchange, as adjusted to reflect UnitedHealth Group's December 22, 2000 two for one stock split, on January 12, 2001, the last full trading day immediately preceding the filing of the registration statement of which this proxy statement/prospectus is a part, and on January 19, 2001, the most recent practicable date prior to the mailing of this document, as well as the "equivalent stock price" of shares of VPN common stock on such dates. The "equivalent stock price" of shares of VPN common stock represents the closing sales price per share for UnitedHealth Group's common stock on the New York Stock Exchange on January 12, 2001 and January 19, 2001, multiplied by 0.1493 and 0.1569. These decimals are estimates of the numbers of shares of UnitedHealth Group common stock to be issued for each share of VPN common stock under the asset acquisition agreement based on (i) the closing price per share of UnitedHealth Group common stock on such dates, and (ii) the number of VPN shares outstanding on the date of this proxy statement/prospectus (assuming the cashless exercise of all currently exercisable options to purchase VPN shares). Due to the operation of the formula set forth in the asset acquisition agreement, the VPN "equivalent stock price" will not vary with changes in the market price of UnitedHealth Group common stock. You should recognize, however, that the market price of UnitedHealth Group common stock may be lower on the day the proposed transaction is completed than its average price during the 30-day calculation period for determining the number of shares of UHG common stock to be issued, and that such market price will vary from day to day after the proposed transaction is completed.

                                               UnitedHealth
                                                   Group        VPN Equivalent
                                               Common Stock       Stock Price
                                             (price per share) (price per share)
                                             ----------------- -----------------
      January 12, 2001......................     $54.1875            $8.09
      January 19, 2001......................     $51.5625            $8.09

Historical Market Price Data

   UnitedHealth Group's common stock is traded on the New York Stock Exchange under the symbol "UNH." The following table sets forth the high and low sales prices per share of UnitedHealth Group's common stock for the periods indicated.

                                                                 UnitedHealth
                                                                     Group
                                                                 Common Stock
                                                                ---------------
                                                                 High     Low
                                                                ------- -------
1998
Quarter ended March 31, 1998................................... $ 33.41 $ 23.28
Quarter ended June 30, 1998....................................   36.97   30.63
Quarter ended September 30, 1998...............................   33.25   14.78
Quarter ended December 31, 1998................................   25.31   16.69
1999
Quarter ended March 31, 1999................................... $ 27.34 $ 19.72
Quarter ended June 30, 1999....................................   35.00   22.35
Quarter ended September 30, 1999...............................   33.35   24.03
Quarter ended December 31, 1999................................   29.25   19.69

                                                                 UnitedHealth
                                                                     Group
                                                                 Common Stock
                                                                ---------------
                                                                 High     Low
                                                                ------- -------
2000
Quarter ended March 31, 2000................................... $ 31.42 $ 23.80
Quarter ended June 30, 2000....................................   34.00   30.00
Quarter ended September 30, 2000...............................   49.72   39.10
Quarter ending December 31, 2000...............................   62.44   48.63
2001
Quarter ended March 31, 2001 (through January 19, 2001)........ $ 62.19 $ 50.50

   As noted before, there is no established public trading market for VPN common stock and, to the knowledge of VPN, historical quotation information for such common stock in the over-the-counter market is not available.

Dividend Information

   UnitedHealth Group has paid a cash dividend equal to $.02 per share, per year, on its common stock for its fiscal years 1999, 1998, 1997, 1996 and 1995. VPN has never had sufficient earnings to pay a cash dividend to its shareholders, and consequently no cash dividends have ever been declared or paid on its common stock.

Number of Shareholders

   As of January 22, 2001, there were approximately 3,105 shareholders of record who held shares of VPN common stock.

Shares Held by Certain VPN Shareholders

   As of January 22, 2001, the directors and executive officers of VPN and their affiliates as a group held approximately 1.83% of the outstanding shares of VPN and held presently exercisable options to acquire another approximately 7.55%. Approval of the transaction contemplated by the asset acquisition agreement requires the affirmative vote of the holders of more than two-thirds of the shares of VPN common stock outstanding at the close of business on the record date for the special meeting.

                                  RISK FACTORS

   By voting in favor of the proposed transaction, you will be choosing to invest in UnitedHealth Group common stock. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to approve and adopt the proposed transaction.

Risks Relating to the Proposed Transaction

   Subsequent Liabilities.

   The proposed transaction calls for the liquidation and dissolution of VPN as soon as practicable, and in any event not more than one year after the transactions provided for in the asset acquisition agreement are completed. VPN shareholders generally will not be liable for VPN obligations to the extent claims are asserted against VPN after such liquidation and dissolution for liabilities incurred prior the liquidation and dissolution. However, under certain circumstances, you, as a VPN shareholder, may be liable for certain claims (for example, tax obligations) asserted against VPN after its liquidation and dissolution, but only to the extent of the value of any UnitedHealth Group stock and the amount of cash, if any, distributed to you in connection with the proposed transaction. This risk is exacerbated by the uncertainty surrounding the proper tax treatment of the settlement of the cost-over-capitation liability. See "--Consideration Associated With Cost Over Capitation Liability" and "The Proposed Transaction--Certain Federal Income Tax Considerations--C Reorganization Requirements and Consequences--Boot and Debt Resolution" and "--Other Consequences--Forgiveness of Debt" below.

   Minority Shareholder Status if Proposed Transaction is Not Completed.

   If the proposed transaction is not completed, VPN will continue to own 49% of the outstanding shares of common stock of UHC Virginia. As such, VPN will continue to be a minority shareholder of UHC Virginia, and will have limited ability to control the policies and practices of UHC Virginia. In addition, it will not have the ability to require the sale of UHC Virginia, or all or substantially all of its assets. Further, VPN may be required to make additional capital contributions to UHC Virginia. If the proposed transaction is not completed and VPN remains a minority shareholder, the VPN Board of Directors believes that it is unlikely that VPN shareholders will receive a return that is equal to or greater than the price per share to be paid in the proposed transaction.

   Consideration Associated With Cost-Over-Capitation Liability.

   As part of the consideration VPN will receive in the proposed transaction, Purchaser will become responsible for the resolution of a contested liability represented by VPN's promissory note in the amount of $2,351,721.96 payable to Purchaser, and VPN will have no further liability on the note. VPN issued the note to Purchaser in November 1999 pending final determination of the cost-over-capitation liability owing from VPN to Purchaser in connection with Purchaser's purchase of certain assets from VPN in June 1999. VPN and UnitedHealth Group and Purchaser disagree as to VPN's cost-over-capitation liability. The amount of consideration attributed to transfer of responsibility for the note is different than the value placed on it by VPN. No assurances can be given that the amount of consideration attributed to transfer of responsibility for the note is equal to its fair value.

   Absence of Investment Banker's Opinion.

   No investment banker has been asked to give, nor has any given, its opinion as the specific provisions or the fairness of the proposed transaction. However, since early 1999, VPN has utilized the services of Cain Brothers & Company, LLC, a nationally recognized investment banking firm that focuses exclusively on the medical services industry, to act as a strategic and financial adviser. Prior to the VPN shareholders' approval in 1999 of the agreements that form the basis for the proposed transaction (including the value of the consideration to be received by VPN or its shareholders), Cain Brothers & Company, LLC rendered a written opinion that the consideration to be received by VPN and its shareholders was fair. Cain Brothers & Company, LLC continued its financial analysis of UHC Virginia throughout 2000, meeting by telephone with the VPN Board of Directors in October 2000 and concluding that it was unlikely that the value of VPN's interest in UHC Virginia exceeded the guaranteed minimum available to VPN shareholders under the existing agreements with Purchaser at that time. Accordingly, you may take into account this information, but you are cautioned to rely on your own determination as to the reasonableness of the terms of the proposed transaction and the fairness of the consideration to be received by VPN.

Risks Relating to UnitedHealth Group

   Health Care Costs.

   UnitedHealth Group uses a large portion of its revenue to pay the costs of health care services or supplies delivered to its members. Total health care costs that UnitedHealth Group incurs are affected by the number of individual services rendered and the cost of each service. Much of UnitedHealth Group's premium revenue is priced before services are delivered and the related costs are incurred, usually on a prospective annual basis. Although UnitedHealth Group bases the premiums it charges on its estimate of future health care costs over the fixed premium period, competition, regulations and other factors may and often do cause actual health care costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments, medical cost inflation, new mandated benefits or other regulatory changes and insured population characteristics. In addition, the earnings UnitedHealth Group reports for any particular quarter include estimates of covered services incurred by its enrollees during that period for claims that have not been received or processed. Because these are estimates, UnitedHealth Group's earnings may be adjusted later to reflect the actual costs. Relatively insignificant changes in the medical care ratio, because of the narrow margins of UnitedHealth Group's health plan business, can create significant changes in UnitedHealth Group's earnings.

   In addition, UnitedHealth Group's operating results may be affected by the seasonal changes in the level of health care use during the calendar year. Although there are no assurances that this pattern will continue, per member medical costs generally have been higher in the first half than in the second half of each year.

   Industry Factors.

   The managed care industry receives significant negative publicity and has been the subject of large jury awards. This publicity has been accompanied by increased litigation, legislative activity, regulation and governmental review of industry practices. These factors may adversely affect UnitedHealth Group's ability to market its products or services, may require it to change its products and services, and may increase the regulatory burdens under which it operates, further increasing its costs of doing business and adversely affecting its profitability.

   Competition.

   In many of UnitedHealth Group's geographic or product markets, UnitedHealth Group competes with a number of other entities, some of which may have certain characteristics or capabilities that give them a competitive advantage. UnitedHealth Group believes the barriers to entry in these markets are not substantial, so the addition of new competitors can occur relatively easily, and consumers enjoy significant flexibility in moving to new providers of health and well-being services. Certain of UnitedHealth Group's customers may decide to perform for themselves functions or services that UnitedHealth Group provides, which would decrease UnitedHealth Group's revenues. Certain of UnitedHealth Group's contracted providers may decide to market products and services to UnitedHealth Group's customers in competition with UnitedHealth Group. In addition, significant merger and acquisition activity has occurred in the industry in which UnitedHealth Group operates as well as in industries that act as suppliers to UnitedHealth Group, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. To the extent that there is strong competition or that competition intensifies in any market, UnitedHealth Group's ability to retain or increase customers or providers, or maintain or increase its revenue growth, pricing flexibility, control over medical cost trends and marketing expenses may be adversely affected.

   AARP Contract.

   Under UnitedHealth Group's long-term contract with AARP, UnitedHealth Group provides Medicare supplemental, hospital indemnity health insurance and other products to AARP members. As a result of the agreement, the number of members UnitedHealth Group serves, products UnitedHealth Group offers, and services UnitedHealth Group provides has grown significantly. As of September 30, 2000, UnitedHealth Group's portion of AARP's insurance program represents approximately $3.5 billion in annual net premium revenue from approximately 3.6 million AARP members. The success of the AARP arrangement will depend, in part, on UnitedHealth Group's ability to service these new members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes. Additionally, events that adversely affect AARP or one of its other business partners for its member insurance program could have an adverse effect on the success of UnitedHealth Group's arrangement with AARP.

   Medicare Operations.

   In the second quarter of 1998, UnitedHealth Group experienced a significant rise in the medical care ratio for UnitedHealth Group's Medicare operations. The increase in medical costs was primarily due to the business growth in new markets with higher and more volatile medical cost trends, coupled with lower reimbursement rates. In response, UnitedHealth Group announced in October 1998 its decision to withdraw Medicare product offerings from 86 of the 206 counties it then served. The decision, effective January 1, 1999, affected approximately 60,000, or 12%, of Medicare members as of December 31, 1998. On July 1, 1999, UnitedHealth Group announced its decision to withdraw Medicare+Choice product offerings from an additional 49 counties. This decision, effective January 1, 2000, affected approximately 40,000 additional Medicare members. Also effective January 1, 2000, UnitedHealth Group filed significant benefit adjustments. In June 2000, UnitedHealthcare announced that it will not renew its Medicare+Choice contracts in 21 counties across the United States, effective January 1, 2001, affecting 56,000 individuals served. Annual revenues for 2000 from the Medicare markets UnitedHealth Group is exiting effective January 1, 2001, are expected to be approximately $320 million. These actions and other actions are expected to further reduce Medicare enrollment and may result in further withdrawals of Medicare product offerings, when and as permitted by UnitedHealth Group's contracts with the Health Care Financing Administration ("HCFA"). As a consequence of these withdrawals, UnitedHealth Group is precluded from re-entering these counties with Medicare product offerings until 5 years after the respective effective date of withdrawal.

   UnitedHealth Group will continue to offer Medicare products in strong and economically viable markets. However, its ability to improve the financial results of all of its Medicare operations will depend on a number of factors, including future premium increases, growth in markets where it has achieved sufficient size to operate efficiently, benefit design, provider contracting and other factors. There can be no assurance that UnitedHealth Group will be able to successfully prevent future losses on its Medicare operations.

   Realignment of Operations.

   In the second quarter of 1998, UnitedHealth Group recognized a charge to earnings for its realignment. The original operational realignment plan provided for substantial completion in 1999. UnitedHealth Group continues to implement its original realignment plan. However, some initiatives including the consolidation of certain claims and administrative processing functions and certain divestitures and market realignment activities have required additional time to complete in the most effective manner and to obtain certain required regulatory approvals, and will extend through the middle of 2001. Based on current facts and circumstances, UnitedHealth Group believes the remaining realignment reserve is adequate to cover the costs to be incurred in executing the remainder of the plan. However, as UnitedHealth Group proceeds with the execution of the plan and more current information becomes available, it may be necessary for UnitedHealth Group to adjust its estimates for severance, lease obligations on exited facilities and losses on disposition of businesses.

   Government Programs and Regulation.

   UnitedHealth Group's business is heavily regulated at federal, state and local levels. The laws and rules governing UnitedHealth Group's business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force UnitedHealth Group to change how it does business, restrict revenue and enrollment growth, increase its health care and administrative costs and capital requirements, and increase its liability for medical malpractice or other actions. UnitedHealth Group must obtain and maintain regulatory approvals to market many of its products. Delays in obtaining or failure to obtain or maintain these approvals could adversely affect its revenue or could increase its costs. UnitedHealth Group participates in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or reduce or increase UnitedHealth Group's administrative or health care costs under such programs. Such changes have adversely affected UnitedHealth Group's results and willingness to participate in such programs in the past and may also do so in the future.

   State legislatures and Congress continue to focus on health care issues. In Congress, managed health care has been the subject of proposed legislation, in the form of a "Patients Bill of Rights" bill. In addition, other proposed bills and regulations may impact certain aspects of UnitedHealth Group's business including provider contracting, claims payments and processing, confidentiality of health information and government-funded programs. Further, tax code changes considered from time to time by Congress may make it easier and more cost effective for employers to establish deferred contribution plans. While UnitedHealth Group cannot predict if any of these initiatives will ultimately become binding law or regulation, or if enacted, what their terms will be, their enactment could increase UnitedHealth Group's costs, expose it to expanded liability, require it to revise the ways in which it conducts business or put it at risk for a loss of business to new health care funding arrangements. As UnitedHealth Group's businesses continue to implement their e-commerce initiatives, uncertainty surrounding the regulatory authority and requirements in this area will make it difficult to ensure compliance.

   UnitedHealth Group is also subject to various governmental reviews, audits and investigations. Such oversight could result in the loss of licensure or the right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could damage UnitedHealth Group's reputation in various markets and make it more difficult for it to sell its products and services. UnitedHealth Group is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special audits by HCFA, state insurance departments, the Office of Personnel Management and the Office of the Inspector General. UnitedHealth Group does not believe the results of any of the current audits, individually or in the aggregate, will have a material adverse effect on its financial position or results.

   UnitedHealth Group's operations are conducted through its wholly owned subsidiaries, which include HMOs and insurance companies. HMOs and insurance companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and may restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by regulated insurance and HMO companies, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. As of September 30, 2000, UnitedHealth Group's regulated subsidiaries had aggregate statutory capital and surplus of approximately $1.4 billion, compared with their aggregate minimum statutory capital and surplus requirements of approximately $400 million.

   Provider Relations.

   One of the significant techniques UnitedHealth Group uses to manage health care costs and facilitate care delivery is contracting with physicians, hospitals and other providers. Because UnitedHealth Group's health plans are geographically diverse and most of those health plans contract with a large number of providers, UnitedHealth Group currently believes its aggregate exposure to provider relations issues is limited. A number of organizations are advocating for legislation that would exempt certain providers from federal and state antitrust laws, the adoption of which could impact this assessment. In any particular market, providers could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers and members, or difficulty meeting regulatory or accreditation requirements. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, continue to expand. These providers may compete directly with UnitedHealth Group. If these providers refuse to contract with UnitedHealth Group, use their market position to negotiate favorable contracts, or place UnitedHealth Group at a competitive disadvantage, those activities could adversely affect UnitedHealth Group's ability to market products or to be profitable in those areas.

   Litigation and Insurance.

   UnitedHealth Group may be a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, including securities fraud and intellectual property related litigation. In addition, because of the nature of UnitedHealth Group's business, UnitedHealth Group is subject to a variety of legal actions relating to its business operations, including the design, management and offering of its products and services. These could include: claims relating to the denial of health care benefits; medical malpractice actions; allegations of anti-competition and unfair business activities; provider disputes over compensation and termination of provider contracts; disputes related to self-funded business, including actions alleging claim administration errors and the failure to disclose network rate discounts and other fee and rebate arrangements; disputes over copayment calculations; claims related to the failure to disclose certain business practices; and claims relating to customer audits and contract performance. A number of class action lawsuits have been filed against UnitedHealth Group and certain of its competitors in the managed care business. The suits are purported class actions on behalf of all of UnitedHealth Group's managed care members and network providers for alleged breaches of federal statutes, including the Employee Retirement Income Security Act and the Racketeer Influenced Corrupt Organization Act. While UnitedHealth Group believes these suits against it are without merit and intends to defend its position vigorously, it will incur expenses in the defense of these matters and cannot predict their outcome.

   Recent court decisions and legislative activity may increase UnitedHealth Group's exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. UnitedHealth Group currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

   Information Systems.

   UnitedHealth Group's businesses depend significantly on effective information systems, and UnitedHealth Group has many different information systems for its various businesses. Its information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. For example, the Health Insurance Portability and Accountability Act's ("HIPAA's") administrative simplification provisions and the Department of Labor's claim processing regulations may ultimately require significant changes to current systems. In addition, UnitedHealth Group may from time to time obtain significant portions of its systems-related or other services or facilities from independent third parties, which may make its operations vulnerable to such third parties' failure to perform adequately. As a result of UnitedHealth Group's acquisition activities, it has acquired additional systems and has been taking steps to reduce the number of systems and has upgraded and expanded its information systems capabilities. Failure to maintain effective and efficient information systems could cause the loss of existing customers, difficulty in attracting new customers, issues in determining medical cost estimates, customer and provider disputes, regulatory problems, increases in administrative expenses or other adverse consequences.

   Administrative and Management.

   Efficient and cost-effective administration of UnitedHealth Group's operations is essential to its profitability and competitive positioning. While UnitedHealth Group attempts to effectively manage expenses, staff-related and other administrative expenses may arise from time to time due to business or product start-ups or expansions, growth or changes in business, acquisitions, regulatory requirements or other reasons. These expense increases are not clearly predictable and may adversely affect results. Further, UnitedHealth Group believes it currently has an experienced, capable management and technical staff. The market for management and technical personnel, including information systems professionals, in the health care industry is very competitive. Loss of certain key employees or a number of managers or technical staff could adversely affect UnitedHealth Group's ability to administer and manage its business.

   Marketing.

   UnitedHealth Group markets its products and services through both employed sales people and independent sales agents. Although UnitedHealth Group has many sales employees and agents, the departure of certain key sales employees or agents or a large subset of these individuals could impair its ability to retain existing customers and members. In addition, certain of its customers or potential customers consider rating, accreditation or certification of UnitedHealth Group by various private or governmental bodies or rating agencies necessary or important. Certain of its health plans or other business units may not have obtained or maintained, or may not desire or be able to obtain or maintain, such rating accreditation or certification, which could adversely affect its ability to obtain or retain business with these customers.

   Acquisitions and Dispositions.

   UnitedHealth Group has an active ongoing acquisition and disposition program under which it may engage in transactions involving the acquisition or disposition of assets, products or businesses, some or all of which may be material. These transactions may entail certain risks and uncertainties and may affect ongoing business operations because of unknown liabilities, unforeseen administrative needs, or increased efforts to integrate the acquired operations. Failure to identify liabilities, anticipate additional administrative needs, or effectively integrate acquired operations could result in reduced revenues, increased administrative and other costs or customer confusion or dissatisfaction.

   Data and Proprietary Information.

   Many of the products that are part of UnitedHealth Group's knowledge and information-related business depend significantly on the integrity of the data on which they are based. If the information contained in UnitedHealth Group's databases were found or perceived to be inaccurate, or if such information were generally perceived to be unreliable, commercial acceptance of UnitedHealth Group's database-related products would be adversely and materially affected. Furthermore, the use of individually identifiable data by UnitedHealth Group's businesses is regulated at federal, state and local levels. These laws and rules are changed frequently by legislation or administrative interpretation. These restrictions could adversely affect revenues from certain of UnitedHealth Group's products or services and, more generally, affect UnitedHealth Group's business, financial condition and results of operations.

   There are various proposals currently under consideration that address the use of individually identifiable health data from federal and state legislative and regulatory bodies. The United States Department of Health and Human Services has recently released final regulations regarding this issue, as directed under HIPAA.

UnitedHealth Group is currently evaluating the effect these rules will have on its existing policies and practices and anticipates that certain systems changes and new administrative processes will be required, which may lead to cost increases. Additionally, if state and/or federal laws are enacted, some of these provisions may impose restrictions on UnitedHealth Group's use of patient data and may increase UnitedHealth Group's cost to use health care data.

   The success of UnitedHealth Group's knowledge and information-related business also depends significantly on its ability to maintain proprietary rights to its products. UnitedHealth Group relies on its agreements with customers, confidentiality agreements with employees, and its trade secrets, copyrights and patents to protect its proprietary rights. UnitedHealth Group cannot assure that these legal protections and precautions will prevent misappropriation of its proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and UnitedHealth Group expects software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation could have an adverse effect on the ability of UnitedHealth Group's knowledge and information-related business to market and sell its products and on its business, financial condition and results of operations.

   Financial Outlook.

   From time to time in earnings releases and otherwise, UnitedHealth Group may publish forecasts or other forward-looking statements regarding its future results, including estimated revenues or net earnings. Any forecast of its future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and as a matter of course, any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous risk and other factors (including those described in this discussion), many of which are beyond UnitedHealth Group's control. As a result, UnitedHealth Group cannot assure you that its performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of UnitedHealth Group's business and prospects upon isolated predictions, but instead are encouraged to utilize UnitedHealth Group's entire publicly available mix of historical and forward-looking information, as well as other available information affecting UnitedHealth Group and its services, when evaluating UnitedHealth Group's prospective results of operations.

   Stock Market.

   The market prices of the securities of the publicly-held companies in the industry in which UnitedHealth Group operates have shown volatility and sensitivity in response to many factors, including general market trends, public communications regarding managed care, litigation and judicial decisions, legislative or regulatory actions, health care cost trends, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. UnitedHealth Group cannot assure the level or stability of the price of its securities at any time or the impact of the foregoing or any other factors on such prices.

                    THE SPECIAL MEETING OF VPN SHAREHOLDERS

   This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of VPN common stock by VPN board of directors for use at the Special Meeting of VPN shareholders.

Date, Time and Place of the Special Meeting

   The Special Meeting will be held at 3:00 p.m., local time, on Wednesday, February 28, 2001, in the Kennedy Room of the Comfort Suites Hotel Innsbrook, 4051 Innslake Drive, Glen Allen, Virginia.

Matters to be Considered at the Special Meeting

   At the Special Meeting, VPN shareholders will be asked to consider and vote upon a proposal to approve (a) the sale of substantially all of VPN's assets, consisting of approximately 49% of the outstanding shares of UHC Virginia, to Purchaser in exchange for shares of UnitedHealth Group common stock which will be distributed to VPN shareholders and for the resolution of certain contested monetary obligations of VPN, all pursuant to the asset acquisition agreement, and (b) the subsequent dissolution and termination of VPN as required by the asset acquisition agreement.

Record Date and Shares Entitled to Vote

   VPN's board of directors has fixed the close of business on January 22, 2001, as the record date for determination of VPN shareholders entitled to notice of and to vote at the Special Meeting. As of the close of business on the record date, there were 2,151,180 shares of VPN common stock outstanding and entitled to vote, held of record by approximately 3,105 shareholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the Special Meeting will be adjourned or postponed to solicit additional proxies. Each VPN shareholder is entitled to one vote for each share of VPN common stock held as of the record date.

Voting of Proxies; Revocation of Proxies

   You are requested to complete, date and sign the enclosed proxy and return it to VPN immediately by faxing it to (804) 771-5625 or by mailing it in the enclosed pre-addressed, postage-paid envelope. All properly executed proxies received by VPN prior to the vote at the Special Meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the proposed transaction. Votes will be tabulated by the inspectors of election appointed by VPN.

   VPN's board of directors does not presently intend to bring any other business before the Special Meeting and, so far as is presently known to VPN's board of directors, no other matters are to be brought before the Special Meeting. As to any business that may properly come before the Special Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

   You may revoke your proxy at any time prior to its use by delivering to the Secretary of VPN a signed notice of revocation or a later-dated, signed proxy, or by attending the special meeting and voting in person. Attendance at the Special Meeting does not in itself constitute the revocation of a proxy.

Vote Required

   Approval of the sale of substantially all of VPN's assets pursuant to the asset acquisition agreement and the subsequent dissolution and termination of VPN as required by the asset acquisition agreement is required by the Virginia Stock Corporation Act. Such approval requires the affirmative vote of the holders of more than two-thirds of the shares of VPN common stock outstanding and entitled to vote at the special meeting.

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the Special Meeting is a majority of the shares of VPN common stock issued and outstanding on the record date. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because approval of the proposed transaction requires the affirmative vote of more than two-thirds of the outstanding shares of VPN common stock entitled to vote, abstentions will have the same effect as votes against the proposed transactions. In addition, the failure of a VPN shareholder to return a proxy will have the effect of a vote against the approval of the proposed transaction.

Expenses of Solicitation

   VPN will pay its out-of-pocket expenses of soliciting proxies from you. In addition to solicitation by mail, the directors and officers of VPN may solicit proxies from shareholders by telephone, facsimile or in person.

Board Recommendation

   THE VPN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT VPN SHAREHOLDERS VOTE FOR THE APPROVAL OF THE PROPOSED TRANSACTION.

                            THE PROPOSED TRANSACTION

   This section of the proxy statement/prospectus describes material aspects of the proposed transaction. While we believe that the description covers the material terms of the asset acquisition agreement and the transactions provided for therein, this summary may not contain all of the information that is important to you. You should read this entire document, the attached annex and the other documents we refer to carefully for a more complete understanding of the proposed transaction.

Background of the Proposed Transaction

 General.

   VPN was organized as a 100% physician-owned, statewide network of physicians and incorporated in Virginia on August 9, 1995. Pursuant to the initial Shareholder Agreement (Shareholder Agreement I) between VPN and Purchaser, VPN and Purchaser organized UHC Virginia, an HMO licensed to do business in Virginia as of October 1997. Purchaser owns 51% and VPN owns 49% of UHC Virginia. Under Shareholder Agreement I, VPN was granted authority to elect five of eleven directors to the UHC Virginia Board of Directors, one of whom was the chairman of the board. A majority of both Purchaser and VPN representatives to the UHC Virginia Board of Directors had to approve the annual budget, any amendment or repeal of its articles of incorporation or bylaws, the determination of a need for and raising of additional capital and twelve other items specifically detailed in Shareholder Agreement I. In addition, Shareholder Agreement I assured VPN a majority of the members on UHC Virginia committees that dealt with patient care (credentialing, quality assurance, utilization management, medical policy and guidelines).

   In the event that the UHC Virginia Board of Directors determined that additional capital was necessary, Shareholder Agreement I required Purchaser to provide 51% and VPN to provide 49% of that capital. If either party was unable or refused to provide its portion of necessary capital within 75 days of the UHC Virginia Board's determination, the other party could do so and obtain the appropriate number of additional shares in UHC Virginia.

   VPN served as the primary source of physician services for UHC Virginia, as well as for other insurance products of UnitedHealth Group and its subsidiary companies in Virginia pursuant to a Provider Agreement dated March 1, 1996, between VPN and UHC Virginia. Until July 1, 1999, VPN provided these physician services to UHC Virginia under a global capitation arrangement. Physicians were reimbursed on a discounted fee-for-service basis. VPN also received a network access fee from United HealthCare Insurance Company (UHI), a subsidiary of UnitedHealth Group, for access to VPN's network of physicians under the terms of a letter agreement with UHI, dated April 27, 1998.

   Sales of UHC Virginia's HMO product began in October 1997 and grew significantly. On December 31, 1997, UHC Virginia had approximately 5,000 members. By December 1998, that number had grown to more than 46,000, and by June 1999 to more than 67,000. Since then this number has remained relatively stable.

 VPN and UHC Virginia Financial Losses.

   Both VPN and UHC Virginia faced financial challenges as a result of this rapid growth in membership. Prior to July 1, 1999, VPN received revenue from two sources (other than its investment income): (i) its capitation payment from UHC Virginia and (ii) the network access fee paid by UHI. When UHC Virginia began operations in 1997, its Board of Directors voted to withhold a 10% financial allowance under each physician's individual provider agreement to cushion the network against potential financial losses under the capitation payment agreement with UHC Virginia. Even with this 10% cushion, however, VPN spent at least $1.26 million more in physician reimbursements than it received in 1998. Capitation losses for VPN for 1999 were even more significant.

   Financial losses for UHC Virginia, in which VPN owned a 49% interest, were equally significant. Audited financial statements for UHC Virginia showed a net operating loss of $734,069 in 1997 and of $5,665,339 in 1998. The book value of VPN's interest in UHC Virginia dropped from $4,326,300 on December 31, 1997 to $1,550,068 on December 31, 1998.

 Capital Infusions Required in 1999.

   In March 1999, UHC Virginia required a capital infusion of $1.25 million to maintain the minimum net worth required by Virginia law. VPN contributed its 49% portion ($612,500) of that capital infusion on March 30, 1999, and Purchaser contributed its 51% portion ($637,500) as well.

   On June 8, 1999, UHC Virginia received correspondence from the Virginia Bureau of Insurance that significantly more capital would be required by the Bureau for UHC Virginia to maintain its statutorily-required net worth. At its meeting on June 29, 1999, the UHC Virginia Board of Directors reviewed and discussed the correspondence from the Virginia Bureau of Insurance and the net worth requirements and unanimously determined that UHC Virginia required additional capital of $14 million by June 30, 1999 to continue to do business in Virginia. Purchaser funded its 51% of the additional capital infusion with cash and loaned VPN $6.86 million (VPN's 49% of the required capital). VPN signed a $6.86 million Promissory Note and used the loan proceeds for its 49% portion of the required capital call. As a result of this loan, VPN maintained its 49% ownership interest in UHC Virginia. Without this loan, VPN would not have had sufficient assets to satisfy its 49% portion of the capital call.

 UnitedHealth Group Negotiations.

   Facing losses through its capitation agreement with UHC Virginia and a reduction in the book value of its 49% ownership in UHC Virginia, the VPN Board of Directors on January 24, 1999 authorized the officers of VPN to begin negotiations with UnitedHealth Group to attempt to resolve the financial problems faced by VPN and UHC Virginia. These negotiations began immediately, and VPN retained the services of Cain Brothers, Inc. a New York investment banking firm that focuses exclusively on the medical services industry, to assist in these negotiations and in the necessary financial analyses to support VPN's position.

   Negotiations ended in late June 1999, with the unanimous approval by the VPN Board of Directors of an Asset Purchase Agreement, a Second Amendment and Restatement of Shareholder Agreement, and other related agreements between VPN and Purchaser (the "Agreements"), and a Plan of Complete Liquidation and Dissolution (the "Liquidation Plan"). The Agreements and the Liquidation Plan were approved by the affirmative vote of more than two-thirds of the votes entitled to be cast at an October 6, 1999 meeting of the VPN shareholders.

 The Agreements.

   The Asset Purchase Agreement. Purchaser and VPN entered into an Asset Purchase Agreement dated June 30, 1999, pursuant to which Purchaser purchased certain assets from VPN for $8 million. The Asset Purchase Agreement was designed to provide VPN the funds (i) to satisfy its $6.86 million loan, the proceeds of which were used to satisfy its 49% portion of the $14 million capital infusion described above, in addition to interest accrued on the loan, and (ii) to augment VPN's operating funds until a Liquidity Event (as was defined in the Second Amendment and Restatement of Shareholder Agreement) occurred. Among the primary assets of VPN were (i) its individual Physician Participation Agreements with its physicians ("Physician Contracts"), (ii) its network access fee from UHI, and (iii) its 49% ownership interest in UHC Virginia. Under the terms of the Asset Purchase Agreement, VPN sold, transferred and assigned to Purchaser all of its Physician Contracts and all records relating to VPN's participating physicians, its right to receive the network access fee from UHI, and all information relating to health services provided or arranged by VPN. VPN retained its 49% ownership interest in UHC Virginia.

   In the Asset Purchase Agreement, VPN agreed to satisfy all claims for physician reimbursement under its global capitation agreement with UHC Virginia for the period ending December 31, 1998. VPN paid $1.26 million from its operating funds to UHC Virginia to satisfy this requirement on July 15, 1999. VPN further agreed to satisfy all claims for physician reimbursement under its global capitation agreement with UHC Virginia for the period from January 1, 1999 through June 30, 1999. This liability ("cost-over-capitation" liability) was estimated at approximately $3.2 million.

   VPN intended to satisfy the cost-over-capitation liability through a loan it would obtain either from a third-party lender or from the Purchaser. Purchaser agreed to loan VPN the funds to satisfy the cost-over-capitation liability at an interest rate of prime plus 1% and collateralized by all shares of UHC Virginia held by VPN that were unencumbered on the date the loan was executed. The maturity date of the loan from Purchaser would be the closing date associated with a Liquidity Event. Beginning July 1, 1999, UHC Virginia agreed to assume full responsibility for claims for physician reimbursement.

   The Second Amendment and Restatement of Shareholder Agreement. As part of their financial arrangements, VPN and Purchaser entered into a Second Amendment and Restatement of Shareholder Agreement, dated June 30, 1999 ("Shareholder Agreement II"). Shareholder Agreement II was an amended and restated version of Shareholder Agreement I, which also was amended effective January 1, 1998 to facilitate HMO operations in states adjoining Virginia. Shareholder Agreement II was intended to permit VPN to retain its 49% ownership in UHC Virginia and its positions on the UHC Virginia Board of Directors and committees while providing UHC Virginia with additional time to achieve profitability. It also created (i) a purchase option in favor of Purchaser and a subsequent requirement for VPN to sell its interest in UHC Virginia (a call right), and
(ii) a sale option in favor of VPN and a subsequent requirement for Purchaser to purchase VPN's interest (a put right) at fair market value by a certain date, whether or not UHC Virginia had become profitable, with minimum and maximum values established for VPN's 49% interest in UHC Virginia.

   The amendments to Shareholder Agreement I contained in Shareholder Agreement II included provisions that established a Valuation Methodology for stock in UHC Virginia for purposes of the put and call rights in Shareholder Agreement
II. The Valuation Methodology agreed upon would value UHC Virginia stock at fair market value, subject to a $20 million minimum valuation for all of VPN's shares in UHC Virginia and a $40 million maximum valuation for such shares. The put and call rights, as well as the Valuation Methodology, applied (with exceptions described below) in the following circumstances ("Liquidity Events"):

  . On April 1, 2003, VPN at its sole discretion could require that Purchaser purchase all of VPN's stock in UHC Virginia. The purchase, again at VPN's sole option, could be made either by exchanging certain shares of common voting stock of UnitedHealth Group or cash. In this instance, the valuation of UHC Virginia stock would be based on a 2002 fiscal year end valuation. VPN's fiscal year ends on December 31.

  . On April 1, 2004, if VPN had not exercised its rights described in the first bullet point above, then VPN would be required to sell, and Purchaser would be required to purchase, all of VPN's shares in UHC Virginia. The purchase, at VPN's sole option, could be made either by exchanging certain shares of common voting stock of UnitedHealth Group or cash. In this instance, the valuation of UHC Virginia stock would be based on a 2003 fiscal year end valuation.

  . If UHC Virginia requested the infusion of any further capital, VPN had the option to require Purchaser to purchase all of its shares in UHC Virginia for a total price of $20 million. Any capital call required a majority vote of both Purchaser and VPN representatives on the UHC Virginia Board of Directors, except that no such supermajority consent was required if the capital infusion was necessary to satisfy UHC Virginia's regulatory requirements. VPN could elect to receive the total price either in shares of UnitedHealth Group or cash. This right had to be exercised by VPN within 30 days of the date VPN first learned of the additional capital call.

  . Purchaser had the right to purchase all of VPN's shares in UHC Virginia on any date prior to January 1, 2001, for a total price of $30 million. VPN could elect to receive this total price either in shares of UnitedHealth Group or in cash.

  . VPN had the right to require Purchaser to purchase all of VPN's shares in UHC Virginia on any date if Purchaser materially breached Shareholder Agreement II. The sale, at VPN's sole option, could be made either by exchanging certain shares of common voting stock of UnitedHealth Group or cash. In this instance, the valuation of UHC Virginia would be fair market value at the time of the material breach.

   The Agreements were overwhelmingly approved by VPN shareholders at a meeting held on October 6, 1999. At the closing on the Agreements that occurred on November 5, 1999, VPN executed a Note to Purchaser for $2,351,731.96, representing its estimated cost-over-capitation liability less a portion of that debt VPN paid from its operating funds. VPN's shares in UHC Virginia were pledged as security for that loan. A First Amendment to the Asset Purchase Agreement was signed, establishing an independent audit procedure to calculate an actual amount for VPN's cost-over-capitation liability.

 Additional Capital Required.

   In late 1999, UHC Virginia was notified by the Virginia Bureau of Insurance that additional capital would be required for the HMO to maintain the minimum net worth required by statute. A letter agreement was signed by VPN and the Purchaser, pursuant to which the Purchaser agreed to (i) loan UHC Virginia sufficient funds to satisfy state requirements, and (ii) extend VPN's put right for its shares in UHC Virginia as described in the third bullet point above until December 31, 2000.

 VPN Board of Directors Meetings.

   The VPN Board of Directors met seven times in 2000, largely (i) to review UHC Virginia's financial reports, budget and operations and (ii) to receive reports from its independent auditor on its cost-over-capitation liability to Purchaser and from Cain Brothers & Company, LLC on its financial analysis of UHC Virginia's operations.

   Following its October meeting, the directors instructed VPN's management to begin discussions with Purchaser to effect its put of VPN's shares of UHC Virginia to Purchaser. The proposed transaction is the result of those negotiations and was approved unanimously at the December 28, 2000 meeting of the VPN Board of Directors.

VPN's Reasons for the Proposed Transaction and Board of Directors
Recommendation

   In reaching its conclusion to approve the asset acquisition agreement and the transaction provided for therein, the board of directors of VPN considered a number of factors, including, without limitation, the following:

  . Financial losses for UHC Virginia in 1999 and in 2000 were significant. At regular and special meetings held throughout both years, VPN's board of directors received reports from management of UHC Virginia that significant capital infusions were required due to these operating losses. Pursuant to the agreements with Purchaser approved by VPN shareholders in October 1999, VPN satisfied its obligations for its portion of capital by assigning virtually all its assets to Purchaser, except its 49% ownership interest in UHC Virginia.

  . The resolution of the contested cost-over-capitation liability of VPN to Purchaser, estimated in the earlier agreements with Purchaser to be approximately $3.2 million, was proving to be time consuming and could have become more costly to VPN. The resolution of this contested VPN liability through the proposed transaction, compared to the alternative methods in the existing agreements with Purchaser to contest and determine what, if any, cost-over-capitation liability VPN had to Purchaser, was preferable.

  . Since early 1999, VPN has utilized the services of Cain Brothers & Company, LLC, a nationally recognized investment banking firm that focuses exclusively on the medical services industry, to act as a strategic and financial advisor. Prior to the VPN shareholders' approval in 1999 of the agreements that form the basis for the proposed transaction (including the value of the consideration to be received by VPN and its shareholders), Cain Brothers & Company, LLC rendered a written opinion to the VPN Board of Directors that the consideration to be received by VPN and its shareholders was fair to such shareholders. Cain Brothers & Company, LLC continued its financial analysis of UHC Virginia throughout 2000, meeting with the VPN Board of Directors in October

     2000 by telephone and concluding that it was unlikely that the value of VPN's interest in UHC Virginia exceeded the guaranteed minimum available to VPN shareholders under the existing agreements with Purchaser at that time.

     VPN contracted to pay Cain Brothers & Company, LLC a fee for its strategic and financial advisory services in connection with the negotiation of the earlier agreements with Purchaser and contingent on the closing of those agreements. This fee equals 1% of the first $15 million purchase price for VPN's interest in UHC Virginia and 4% of that portion of the purchase price in excess of $15 million. An additional fee of $100,000 was paid to Cain Brothers & Company, LLC for preparation of the fairness opinion in 1999, concerning the earlier agreements with Purchaser.

  . There would be beneficial tax consequences for VPN and VPN shareholders if the transaction was treated as a reorganization within the meaning of
     Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, as provided in the asset acquisition agreement.

  . VPN's put under existing agreements with Purchaser was required to be exercised on or before December 31, 2000, and could not be exercised thereafter until April 1, 2003.

   The discussion above addresses the material factors considered by the VPN board of directors in its consideration of the proposed transaction. In view of the variety of factors and the amount of information considered, the VPN board did not find it practical to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in making its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the VPN board may have given different weights to the different factors. For a discussion of the interests of certain members of VPN's management and the VPN board of directors in the proposed transaction, see "--Interests of Certain Persons in the Proposed Transaction" below.

   FOR THE REASONS DISCUSSED ABOVE, THE VPN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ASSET ACQUISITION AGREEMENT AND THE PROPOSED TRANSACTION, AND IT UNANIMOUSLY RECOMMENDS THAT VPN SHAREHOLDERS VOTE FOR APPROVAL OF THE PROPOSED TRANSACTION.

   In considering the recommendation of VPN's board of directors with respect to the proposed transaction, you should be aware that certain directors and officers of VPN may have certain interests in the proposed transaction that are different from, or are in addition to, the interests of VPN shareholders generally. Please see the section entitled "--Interests of Certain Persons in the Proposed Transaction" on page 24 of this proxy statement/prospectus.

UnitedHealth Group's Reasons for the Proposed Transaction

   As described above under "--Background of the Proposed Transaction," VPN had the right to "put" its shares of UHC Virginia stock to Purchaser for $20 million in cash or UnitedHealth Group common stock, at VPN's option, if the right was exercised on or before December 31, 2000. During the fourth quarter of 2000, representatives of VPN indicated to UnitedHealth Group that VPN intended to exercise this right. In order to provide for the exercise of this put right and to resolve the cost-over-capitation issue between the parties, UnitedHealth Group and Purchaser negotiated and entered into the asset acquisition agreement with VPN.

Completion of the Proposed Transaction

   The sale of UHC Virginia common stock by VPN to Purchaser will be completed when all of the conditions to closing set forth in the asset acquisition agreement have been satisfied or waived, including the approval of the proposed transaction by VPN shareholders. We are working to complete the proposed transactions as quickly as possible. Because the closing is subject to governmental approvals, however, we cannot predict the exact timing of the closing.

Operation of UHC Virginia Following the Proposed Transaction

   After the sale of UHC Virginia common stock by VPN to Purchaser is completed, UHC Virginia will be a wholly owned indirect subsidiary of UnitedHealth Group. As such, UnitedHealth Group will have the ability to elect all of UHC Virginia's directors and officers and to operate UHC Virginia in such manner as it deems to be in UnitedHealth Group's own best interests, as opposed to the current structure where UnitedHealth Group controls a majority of shares.

Dissolution of VPN Following the Proposed Transaction

   The asset acquisition agreement provides that VPN shall dissolve and terminate its corporate existence promptly after the closing of the transaction contemplated thereby, and in any event not more than one year after the closing. At its meeting on August 8, 1999, the VPN Board of Directors adopted a Plan of Complete Liquidation and Distribution for VPN (the "Plan of Liquidation"). VPN shareholders approved the Plan of Liquidation on October 6, 1999. It is the intention of the VPN Board of Directors that VPN will be dissolved and terminated as described below and in accordance with the Plan of Liquidation.

   In connection with the Plan of Liquidation, VPN will collect its assets, pay all fixed and known liabilities, and make provision for unascertained or contingent liabilities, all in accordance with applicable law and in reliance on experts and consultants as appropriate and necessary. VPN's Board will use its good faith business judgment to determine the propriety of making a final reserve for contingent, unascertained, or unliquidated claims, and may establish a liquidating trust to hold assets for the purpose or satisfying any such claims for a period of time. VPN will then make a final distribution of its remaining assets (less the potential reserve described above to meet claims of creditors, if determined appropriate) on a pro rata basis to and among its shareholders in complete cancellation of their shares. There can be no assurance that unanticipated claims will not arise or that no claims will be asserted in larger amounts than anticipated or reserved for. See "Certain Federal Income Tax Considerations--Other Consequences--Forgiveness of Debt." Although unlikely, the possibility exists that creditors could assert claims against VPN's shareholders to satisfy such claims, but only to the extent of the value of consideration received by such shareholders. See "Risk Factors-- Risks Related to the Proposed Transaction--Subsequent Liabilities."

   Finally, after completion of the steps outlined above but in no event more than one year after closing the transaction contemplated herein, the VPN Board will cause VPN to file Articles of Termination with the State Corporation Commission of the Commonwealth of Virginia to terminate the corporate existence of VPN.

Interests of Certain Persons in the Proposed Transaction

   No person that is or has been at any time an executive officer or director of VPN since the beginning of VPN's last fiscal year has any interest in the proposed transaction that is different from or in addition to his interest as a VPN shareholder generally, except that VPN will pay to C. Gregory Lockhart, M.D. and K. Marshall Cook those sums contractually required to terminate their existing employment agreements with VPN. Dr. Lockhart is President, Chief Executive Officer, Chairman of the Board of Directors and a director of VPN, and Mr. Cook is Secretary and General Counsel of VPN. When the corporate existence of VPN is terminated as required by the asset acquisition agreement, Dr. Lockhart and Mr. Cook each will be entitled to receive a lump sum payment equal to the amount of salary payable through the end of the stated terms of their respective employment agreements with VPN. Both employment agreements have a stated term ending December 31, 2002. Dr. Lockhart's provides for an annual salary of $100,000, and Mr. Cook's provides for an annual salary of $150,000.

VPN Common Stock Ownership

   No shareholder owns beneficially more than 5% of the outstanding shares of VPN common stock as of January 22, 2001.

   The following table sets forth, as of January 22, 2001, information regarding the beneficial ownership of VPN common stock by VPN's directors and executive officers, and by all directors and executive officers of VPN as a group.

                                                          Number of Shares
                                         Amount and      Beneficially Owned
                                         Nature of     as a Result of Options
                                         Beneficial      Exercisable Within
      Name of Beneficial Owner          Ownership(1)  60 days of Jan. 22, 2001
      ------------------------          ------------  ------------------------
      Elaine L. Cockerham, M.D.........     5,525               1,525
      K. Marshall Cook.................    92,294(2)           85,994
      David A. Ellington, M.D..........     4,635(3)            1,575
      Thomas W. Eppes, Jr., M.D........     6,975(4)            1,975
      Edward G. Koch, M.D..............     1,910                 -0-
      C. Gregory Lockhart, M.D.........    85,994(5)           81,393
      Henry L. Rothfuss, M.D...........     3,325               2,125
      Robert E. Rude, M.D..............     2,700                 -0-
      Thomas M. Walker, M.D............    11,925(6)            1,325
      All executive officers and
       directors as a group
       (9 persons).....................   215,283             175,912

--------
(1) Unless otherwise noted, each person and group identified possesses sole voting and investment power with respect to the shares shown opposite such person's or group's name. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days of January 12, 2001 are treated as outstanding only when determining the amount and percent owned by such individual or group. All amounts shown for individuals reflect less than 1% of the shares outstanding, except for Mr. Cook who beneficially owns 3.97% of the shares outstanding, and Dr. Lockhart who beneficially owns 3.7% of the shares outstanding. The group total reflects 9.25% of the shares outstanding.

(2) Includes 6,300 shares held by Mr. Cook's spouse in an Individual Retirement Account. Mr. Cook disclaims beneficial ownership with respect to these shares.

(3) Includes 3,060 shares held in an Individual Retirement Account for the benefit of Dr. Ellington.

(4) Includes 5,000 shares held in Central Virginia Family Physician's 401K Profit Sharing Plan and Trust.

(5) Includes 4,000 shares held in an Individual Retirement Account for the benefit of Dr. Lockhart.

(6) Includes 10,000 shares held in Thomas A. Walker, M.D., Inc. Profit Sharing Plan.

Regulatory Matters

   The closing of the purchase of UHC Virginia common stock by UnitedHealth Group from VPN is conditioned upon the approval of the purchase by the Virginia Bureau of Insurance. Neither VPN nor UnitedHealth Group is aware of any other material governmental or regulatory approvals required for completion of the transaction contemplated by the asset acquisition agreement.

Certain Federal Income Tax Considerations

   The following is a summary of the general federal income tax consequences to VPN and its shareholders from the proposed transaction, which has been structured to qualify as a tax-free "C reorganization" under existing provisions of the Internal Revenue Code of 1986, as amended (Code) and U.S. Treasury Regulations promulgated thereunder (Regulations). Consequently, neither VPN nor its shareholders should recognize gain from the receipt of UnitedHealth Group stock. While VPN and the VPN shareholders may recognize gain to the extent that VPN sells assets to satisfy contingent liabilities and/or the VPN shareholders receive cash in liquidation of their VPN interests, such a sale and/or such a receipt of cash, if any, are expected to involve relatively minor amounts that would not alter the substantially tax-free nature of the proposed transaction.

 C Reorganization Requirements and Consequences.

   Generally. A tax-free C reorganization includes a transaction in which a corporation (1) transfers substantially all of its assets to another corporation solely in exchange for voting stock in a controlling parent of such other corporation, and (2) distributes such voting stock to its own shareholders in liquidation of their interests. In the proposed transaction, VPN will (1) transfer its interest in UHC Virginia to Purchaser in exchange for voting stock in UnitedHealth Group, which is a controlling parent of Purchaser and (2) distribute such voting stock in UnitedHealth Group to VPN shareholders in liquidation of their VPN interests.

   Substantially All of VPN's Assets. In order for the proposed transaction to qualify as a C reorganization, the assets that VPN transfers to Purchaser must constitute substantially all of VPN's assets. The precise quantity of assets that must be transferred in order to meet the "substantially all" requirement is not specified in the Code or the Regulations, and courts have reached different conclusions on the matter. According to Revenue Procedure 77-37 (1977-2 C.B. 568), which sets forth the requirements established by the Internal Revenue Service (IRS) for obtaining an advance ruling, the "substantially all" requirement will be met if VPN transfers to Purchaser at least 70 percent in value of its total gross assets and 90 percent in value of its total net assets. The assets that VPN will transfer to Purchaser have a value of approximately $20,300,000, its other assets (principally cash) have a value of approximately $1,000,000 and thus its gross assets total $21,300,000. VPN's liabilities consist of (a) approximately $900,000 in employment-related contract obligations and transaction costs and (b) indebtedness to Purchaser, the amount of which is in dispute but which is assumed for purposes of this discussion to be approximately $2.3 million. Thus, VPN's net assets will be approximately $18.1 million (that is $21,300,000 of gross assets minus liabilities of approximately $3,200,000). Accordingly, VPN will transfer to Purchaser approximately 95% of its gross assets and (even if the maximum possible amount of the disputed liability is assumed) approximately 100% of its net assets. Thus, VPN should satisfy the requirement set forth in Revenue Procedure 77-37 for an advance ruling that it would be deemed to transfer substantially all of its assets to Purchaser.

   Voting Stock in UnitedHealth Group. In order for the proposed transaction to qualify as a C reorganization, the principal consideration that VPN receives in exchange for the transfer of its assets to Purchaser must consist of voting stock in UnitedHealth Group. In Section 368(a)(1)(C), the Code provides that for purposes of this requirement, any indebtedness of VPN that is assumed by Purchaser will be ignored in determining the consideration that VPN has received. Because VPN will receive no actual cash or other property in the transaction except UnitedHealth Group voting stock and because the resolution and termination of VPN's indebtedness to Purchaser should not be considered other consideration for purposes of this test (for the reasons stated herein), VPN should meet the requirement that it receive principally voting stock in UnitedHealth Group in exchange for its assets.

   Boot and Debt Resolution. Section 361(b) of the Code provides that under certain circumstances VPN must recognize gain in an otherwise tax-free C reorganization to the extent that (in addition to UnitedHealth Group voting stock) it receives cash or other property (boot) in the transaction. However, the Code also provides that for purposes of this rule, an assumption by Purchaser of VPN's indebtedness will not constitute boot and thus should not cause VPN to recognize gain.

   As described above, VPN's indebtedness to Purchaser will be "resolved and terminated" in the proposed transaction. (The amount of such debt is in dispute but for purposes of this discussion is assumed to equal approximately $2,300,000.) This resolution will not be accomplished by a cash payment from VPN to Purchaser but instead will be effected through the mechanism of reducing the amount of UnitedHealth Group stock that VPN receives in the transaction from that amount of UnitedHealth Group stock with a value of $20,300,000 (which VPN is entitled to receive under its put right) to that amount of UnitedHealth Group stock with a value of $17,948,278.04 (that is, approximately $2,300,000 less in value than VPN would be entitled to receive in the absence of such arrangement with respect to the debt).

   In Revenue Ruling 72-264 (1972-2 C.B. 568), a corporation that was the holder of a promissory note acquired all of the note maker's assets and liabilities in a merger that qualified as a tax-free A reorganization. The IRS ruled that acquisition of the debt that was evidenced by the note would be considered an assumption of such debt by the acquiring corporation notwithstanding that the acquiring corporation also was the creditor and that the debt would be extinguished rather than paid off. Consequently, the debtor corporation was not considered to have received taxable boot. Similarly, in a 1962 case where an individual transferred to his corporation all of his sole proprietorship assets and liabilities, including a debt owed to such corporation, the Tax Court held that the transfer of such debt would be considered an assumption of the debt by the acquiring corporation as though the acquiring corporation also was the creditor. As a result, the individual was not required to recognize gain under a debt assumption rule similar to the rule described above for a C reorganization.

   Based on Revenue Ruling 72-264 and the case described above, the resolution and termination of VPN's indebtedness to Purchaser should be considered an assumption of such debt by Purchaser. Consequently, VPN should not be considered to have received boot and thus should not be required to recognize gain from the resolution and termination of its indebtedness to Purchaser.

   Liquidation of VPN. In order for the proposed transaction to qualify as a C reorganization, VPN must distribute all of its UnitedHealth Group stock and other assets (net of amounts used to satisfy its liabilities) to its shareholders and cease its business after the closing of the proposed transaction. The asset acquisition agreement requires VPN to terminate its legal existence within one year after the closing of the proposed transaction. Based on the requirements of the asset acquisition agreement and the resolutions of VPN's Board of Directors, it is assumed for purposes of this discussion that VPN will satisfy this requirement.

   Conclusion. Based on the foregoing, the proposed transaction should qualify as a tax-free C reorganization under the Code and VPN should not be considered to receive any taxable boot in the transaction. As a result, VPN should not recognize gain from a transfer of its assets to Purchaser in exchange for UnitedHealth Group stock or from a transfer of UnitedHealth Group stock to the VPN shareholders. In addition, the VPN shareholders should not recognize gain from the receipt of UnitedHealth Group stock in liquidation of their interests in VPN. VPN's tax basis in the UnitedHealth Group stock that it receives in the proposed transaction will equal VPN's tax basis in the assets that it transfers to Purchaser, reduced by the amount of VPN's indebtedness that Purchaser assumes, or is deemed to assume, in the transaction. VPN's holding period for such stock will include its holding period for the assets that it transfers to Purchaser. The VPN shareholders' tax basis in the UnitedHealth Group stock that they receive in the proposed transaction will equal their tax basis in their VPN stock immediately prior to their receipt of such UnitedHealth Group stock, and their holding period for such stock will include the holding period of their stock in VPN. As a result, any gain or loss that a VPN shareholder recognizes from a disposition of his UnitedHealth Group stock will constitute long term capital gain or loss, as the case may be, if the shareholder's combined holding period for VPN and UnitedHealth Group stock exceeds twelve months.

 Other Consequences.

   Cash for Fractional Shares. In addition to voting stock, VPN will receive cash in lieu of fractional shares from UnitedHealth Group. Such cash is not separately negotiated consideration but represents an automatic rounding off mechanism that is designed to avoid the inconvenience of fractional shares. In this circumstance, cash received by VPN in lieu of fractional shares will not be considered boot and thus VPN will not recognize gain from its receipt. When VPN distributes such cash to its shareholders, the distribution will be considered a payment to the shareholders in redemption of their fractional shares, and will be subject to tax as capital gain under Revenue Ruling 66-365.

   Forgiveness of Debt. VPN would recognize income if its debt to Purchaser is deemed to be forgiven rather than assumed. VPN has been advised by counsel and its accountants that, although the matter is not free from doubt, it is more likely than not that the resolution of the liability will be treated as a tax-free debt assumption rather than a taxable debt forgiveness.

   The foregoing discussion addresses only the general federal income tax consequences of the proposed transaction. It does not address any state or local income tax consequences from the transaction. The actual tax consequences may vary from shareholder to shareholder depending on each shareholder's particular tax situation and accordingly each shareholder should consult his or her own tax advisor about the effect of such consequences on his or her own situation.

   The foregoing discussion and conclusions are based on the Code, Regulations, IRS administrative pronouncement (such as revenue rulings) as currently in effect and on case law as of the date of this prospectus. Future changes in the law, any of which could have a retroactive affect, could alter the conclusions contained herein.

   Hirschler, Fleischer, Weinberg, Cox & Allen, as counsel to VPN, will deliver an opinion at closing that the federal income tax discussion herein fully, fairly and accurately addresses the material federal income tax issues associated with the proposed transaction and correctly and completely describes current federal income tax law applicable to the issues discussed herein. Subject to the limitations and assumptions contained herein, counsel's opinion adopts all of the conclusions reached in this proxy statement/prospectus regarding the tax consequences to VPN and its shareholders from the proposed transaction. An opinion of counsel, however, is not binding on the IRS, and the IRS could challenge one or more positions taken in reliance on conclusions herein. No assurance can be given that the IRS will not challenge such positions.

No Dissenters' Rights

   VPN shareholders will not have dissenters' rights of appraisal under the Virginia Stock Corporation Act as a result of the transaction to be considered at the special meeting.

Restrictions on Sale of Shares by Affiliates of VPN and UnitedHealth Group

   The shares of UnitedHealth Group common stock to be received by VPN's shareholders pursuant to the asset acquisition agreement will be freely transferable, except for shares of UnitedHealth Group common stock issued to any person who is deemed to be an affiliate of either VPN or UnitedHealth Group at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either of VPN or UnitedHealth Group and may include the executive officers and directors, as well as the principal shareholders, of both companies. Affiliates may not sell their shares of UnitedHealth Group common stock acquired in connection with the merger except in accordance with Rule 145 under the Securities Act.

   The asset acquisition agreement requires VPN to deliver a written agreement from each of its affiliates to the effect that such person will not offer or sell or otherwise dispose of any of the shares of UnitedHealth Group common stock issued to such person pursuant to the asset acquisition agreement except in compliance with the Securities Act and the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This proxy statement/prospectus may not be used in connection with the resale of shares of UnitedHealth Group common stock received by affiliates of VPN.

Stock Market Listing

   An application will be filed for listing the shares of UnitedHealth Group common stock to be issued pursuant to the asset acquisition agreement on the New York Stock Exchange.

               CERTAIN INFORMATION CONCERNING UNITEDHEALTH GROUP

   For a detailed description of UnitedHealth Group's business, the latest financial statements of UnitedHealth Group, management's discussion and analysis of UnitedHealth Group's financial condition and results of operations, and other important information concerning UnitedHealth Group, please refer to UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999, attached hereto as Annex G, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, attached hereto as Annex H, both of which are incorporated by reference in this proxy statement/prospectus.

Directors

   The Board of Directors of UnitedHealth Group is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the Annual Meeting each year in successive years. The following table provides certain information about the directors of UnitedHealth Group.

                                                                        Director
      Name                                                          Age  since
      ----                                                          --- --------
      Directors Whose Terms Expire in 2001
      William C. Ballard, Jr.......................................  60   1993
      Richard T. Burke.............................................  57   1977
      Stephen J. Hemsley...........................................  48   2000
      William W. McGuire, M.D......................................  52   1989
      Directors Whose Terms Expire in 2002
      Thomas H. Kean...............................................  65   1993
      Robert L. Ryan...............................................  57   1996
      William G. Spears............................................  62   1991
      Gail R. Wilensky.............................................  57   1993
      Directors Whose Terms Expire in 2003
      James A. Johnson.............................................  57   1993
      Douglas W. Leatherdale.......................................  64   1983
      Walter F. Mondale............................................  73   1997
      Mary O. Mundinger............................................  63   1997

   Mr. Ballard is currently of counsel to Greenebaum, Doll & McDonald, a law firm in Louisville, Kentucky. In 1992, Mr. Ballard retired after serving 22 years as the Chief Financial Officer and a director of Humana, Inc., a company operating managed health care facilities. Mr. Ballard is a director of Healthcare Recoveries, Inc., HealthCare REIT, Inc., LG&E Energy Corp. and Mid-America Bancorp.

   Mr. Burke has been a member of UnitedHealth Group's Board of Directors since inception and was its Chief Executive Officer until February 1988. Mr. Burke is owner, Chief Executive Officer and Governor of the Phoenix Coyotes, a National Hockey League team. Mr. Burke is also a director of First Cash, Inc.

   Mr. Hemsley has been a member of UnitedHealth Group's Board of Directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 and became President in May 1999. Prior to that time, Mr. Hemsley served as Chief Operating Officer and Senior Executive Vice President of UnitedHealth Group. Prior to joining UnitedHealth Group, Mr. Hemsley was with Arthur Andersen LLP where he served since 1974 in various capacities, including Chief Financial Officer and Managing Partner, Strategy and Planning. Mr. Hemsley is also a director of DAMARK International, Inc.

   Mr. Johnson is the Chairman and Chief Executive Officer of Johnson Capital Partners, a private investment company. On January 1, 1999, Mr. Johnson retired as the Chairman and Chief Executive Officer of

Fannie Mae, positions he had held since 1990. Mr. Johnson is also a director of Cummins Engine Company, Inc., The Goldman Sachs Group, Inc., Kaufman and Broad Home Corporation, Target Corporation and Temple-Inland, Inc.

   Mr. Kean is currently the President of Drew University in New Jersey. Mr. Kean served as the Governor of the State of New Jersey from 1982 to 1990. From 1968 to 1977, Mr. Kean served in the New Jersey State Assembly, including two years in the position of Speaker. Mr. Kean is also a director of Amerada Hess Corporation, Aramark Corporation, Bell Atlantic Corporation, The CIT Group, Inc., Fiduciary Trust Company International and The Pepsi Bottling Group, Inc.

   Mr. Leatherdale has been the Chairman, Chief Executive Officer, President and Chief Operating Officer of The St. Paul Companies, Inc. since 1990. The St. Paul Companies, Inc. is an insurance, financial and general business corporation. In addition, Mr. Leatherdale is a director of The John Nuveen Company and Xcel Energy Inc.

   Dr. McGuire is the Chairman of the Board of Directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its Chief Executive Officer in February 1991. Dr. McGuire also served as UnitedHealth Group's Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

   Mr. Mondale has been a partner in the law firm of Dorsey & Whitney LLP since January 1997, and was also a partner in that firm from 1987 to 1993. He previously served as a director of UnitedHealth Group from August 1991 to August 1993. Mr. Mondale served as United States Ambassador to Japan from August 1993 through December 1996. In 1984, Mr. Mondale was the Democratic nominee for President of the United States. From 1977 to 1981, Mr. Mondale was the Vice President of the United States. From 1964 to 1976, Mr. Mondale was a U.S. Senator from Minnesota, and Mr. Mondale served as the Attorney General of Minnesota from 1960 to 1964. Mr. Mondale also serves as a director of CNA Financial Corporation, Northwest Airlines Corporation, St. Jude Medical, Inc. and several BlackRock mutual funds managed by BlackRock Financial Management, Inc.

   Ms. Mundinger is Dean and Centennial Professor of Health Policy, School of Nursing and Associate Dean, Faculty of Medicine at Columbia University in New York. Ms. Mundinger has been with Columbia University since 1982. She is also a director of Cell Therapeutics, Inc.

   Mr. Ryan has been Senior Vice President and Chief Financial Officer of Medtronic, Inc., a leading medical technology company specializing in implantable and invasive therapies, since 1993. Mr. Ryan is also a director of Brunswick Corporation.

   Mr. Spears is a Managing Partner of W. G. Spears Grisanti & Brown LLC, an investment counseling and management firm. Mr. Spears was the Chairman of the Board of Spears, Benzak, Salomon & Farrell, Inc., an investment counseling and management firm, from 1972 until 1999. In April 1995, Spears, Benzak, Salomon & Farrell became a wholly owned subsidiary of KeyCorp. Mr. Spears also serves as Chairman of Key Asset Management and as a director of Alcide Corporation and Avatar Holdings, Inc.

   Ms. Wilensky is currently the John M. Olin Senior Fellow at Project HOPE, an international health foundation, and Chair of the Medicare Payment Advisory Commission. From 1992 to 1993, Ms.Wilensky served as the Deputy Assistant to President George Bush for policy development, and from 1990 to 1992, she was the Administrator of the Health Care Financing Administration directing the Medicaid and Medicare programs for the United States. Ms. Wilensky also serves as a director of Advanced Tissue Sciences, Inc., Manor Care, Inc., Quest Diagnostics Incorporated, St. Jude Medical, Inc., Shared Medical Systems Corporation and Syncor International Corporation.

 Director Compensation

   UnitedHealth Group pays directors who are not employees of UnitedHeath Group an annual retainer of $30,000, a $1,500 fee for attending each Board meeting in person ($750 for attending by telephone), and a $1,000 fee for attending each committee meeting in person ($500 for attending by telephone). In addition, UnitedHealth Group pays each of the Chairman of the Audit Committee and the Chairman of the Compensation and Human Resources Committee an annual retainer of $5,000.

   UnitedHealth Group also provides health care coverage to current and past directors who are not eligible for coverage under another group health care benefit program or Medicare. During 2000, UnitedHealth Group paid approximately $4,297 in health care premiums on behalf of Mr. Burke and an aggregate of approximately $5,084 on behalf of past directors.

   Directors of UnitedHealth Group who are not employees of UnitedHealth Group receive grants of non-qualified stock options under the 1995 Non-employee Director Stock Option Plan (the "Director Plan"). Under the Director Plan, directors receive two types of option grants: initial grants and annual grants. The initial grants (non-qualified stock options to purchase 18,000 shares of UnitedHealth Group common stock) are made automatically on the date the eligible director is first elected to the Board of Directors and become exercisable over the following three-year period at the rate of 6,000 shares per year. The annual grants (non-qualified stock options to purchase 10,000 shares of UnitedHealth Group common stock) are made automatically in four equal quarterly installments on the first business day of each fiscal quarter. They become exercisable six months after grant. The exercise price for options granted under the Director Plan is the closing sale price of UnitedHealth Group common stock on the date the option is granted. In 2000, each non-employee director also received a special one-time grant of 3,000 shares of restricted stock. These shares become available in equal installments over a period of three years.

Executives

 Executive Officers of UnitedHealth Group

                                                                                           First Elected as
Name                     Age Position                                                      Executive Officer
----                     --- --------                                                      -----------------
William W. McGuire,
 M.D. ..................  52 Chairman, Chief Executive Officer and Director                      1988
Stephen J. Hemsley......  48 President and Director                                              1997
Patrick J. Erlandson....  41 Chief Financial Officer                                             2001
David J. Lubben.........  49 General Counsel and Secretary                                       1996
Lois E. Quam............  39 Chief Executive Officer, Ovations                                   1998
Jeannine R. Rivet.......  52 Executive Vice President and Chief Executive Officer, Ingenix       1998
Robert J. Sheehy........  43 Chief Executive Officer, UnitedHealthcare                           2001
R. Channing Wheeler.....  48 Chief Executive Officer, Uniprise                                   1998

   UnitedHealth Group's Board of Directors elects executive officers annually. UnitedHealth Group's executive officers serve until their successors are duly elected and qualified.

   Dr. McGuire became a director of UnitedHealth Group in February 1989 and the Chairman of the Board in May 1991. Dr. McGuire became an Executive Vice President of UnitedHealth Group in November 1988, was appointed UnitedHealth Group's Chief Operating Officer in May 1989, its President in November 1989, and its Chief Executive Officer in February 1991.

   Mr. Hemsley joined UnitedHealth Group in May 1997. He became President in May 1999 and a member of the Board of Directors in February 2000. Prior to that time, he served as Chief Operating Officer and Senior Executive Vice President of UnitedHealth Group. Prior to joining UnitedHealth Group, Mr. Hemsley was with Arthur Andersen LLP where he served since 1974 in various capacities, including Chief Financial Officer and Managing Partner, Strategy and Planning.

   Mr. Erlandson joined UnitedHealth Group in 1997 and became Chief Financial Officer in January 2001. Prior to January 2001, Mr. Erlandson served in various capacities with UnitedHealth Group, including

Corporate Controller and Chief Accounting Officer. Prior to joining UnitedHealth Group, Mr. Erlandson was a partner with Arthur Andersen LLP where he served from 1981 to 1997.

   Mr. Lubben became UnitedHealth Group's General Counsel and Secretary in October 1996. Prior to joining UnitedHealth Group, he was a partner in the law firm of Dorsey & Whitney LLP. Mr. Lubben first became associated with Dorsey & Whitney in 1977.

   Ms. Quam joined UnitedHealth Group in 1989 and became the Chief Executive Officer of Ovations in April 1998. Prior to April 1998, Ms. Quam served in various capacities including Chief Executive Officer, AARP Division, Vice President, Public Sector Services and Director, Research. Prior to joining UnitedHealth Group, Ms. Quam served as Research Director from 1987-1989 for Partners National Health Plan.

   Ms. Rivet joined UnitedHealth Group in June 1990 and became Executive Vice President and Chief Executive Officer of Ingenix in January 2001. Ms. Rivet was an Executive Vice President of UnitedHealthcare from October 1994 to March 1998 and served as the Chief Executive Officer of UnitedHealthcare from April 1998 to December 2000. She served as UnitedHealth Group's Senior Vice President, Health Plan Operations from September 1993 to September 1994 and its Vice President of Health Service Operations from June 1990 to September 1993.

   Mr. Sheehy joined UnitedHealth Group in 1992 and became the Chief Executive Officer of UnitedHealthcare in January 2001. From April 1998 to December 2000, he was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group, including Chief Executive Officer of United HealthCare of Ohio.

   Mr. Wheeler joined UnitedHealth Group in March 1995 and became Chief Executive Officer of Uniprise in May 1998. Prior to May 1998, he served in various capacities with UnitedHealth Group, including Chief Executive Officer, Northeast HealthPlans.

 Cash and Other Compensation

   The following table provides certain summary information for the fiscal years ended December 31, 2000, 1999 and 1998 relating to cash and other forms of compensation paid to, or accrued by UnitedHealth Group on behalf of, UnitedHealth Group's Chief Executive Officer and each of the four other most highly compensated executive officers of UnitedHealth Group in the fiscal year ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                   Long Term
                                                                  Compensation
                                                                  ------------
                                                     Other Annual  Securities   All Other
Name and Principal             Salary                Compensation  Underlying  Compensation
Position                 Year    ($)    Bonus ($)       ($)(2)    Options/(#)     ($)(3)
------------------       ---- --------- ---------    ------------ ------------ ------------
William W. McGuire,
 M.D.................... 2000 1,696,154        --(1)   109,159       650,000    2,822,599
 Chief Executive Officer 1999 1,588,461 2,978,365       81,479     4,150,000      123,863
                         1998 1,300,000       -0-       54,985       980,000      110,682
Stephen J. Hemsley...... 2000   871,154        --(1)    22,108       300,000      662,672
 President and Chief     1999   747,116 1,167,368       19,303     2,020,000       23,929
 Operating Officer       1998   559,615       -0-       14,400       560,000        8,913
Jeannine M. Rivet....... 2000   462,961        --(1)       -0-        80,000       15,633
 Chief Executive
  Officer,               1999   442,831   442,831        6,400       199,624       14,608
 UnitedHealthcare        1998   374,039   178,200       14,400       222,104       11,000
R. Channing Wheeler..... 2000   457,308        --(1)     3,200       100,000       31,839
 Chief Executive
  Officer,               1999   420,192   475,000          -0-       277,520       12,100
 Uniprise                1998   365,385   146,650        6,300       160,000        7,154
Arnold H. Kaplan(4)..... 2000   414,400        --(1)    12,616        30,000       29,133
 Chief Financial Officer 1999   405,715   400,000       13,352       180,000       12,959
                         1998   177,400   141,000       11,096       250,000          -0-

--------
(1) UnitedHealth Group anticipates that bonus amounts for the fiscal year ended December 31, 2000 will be determined by the Board of Directors of UnitedHealth Group at its regularly scheduled meeting in February 2001.
(2) Other annual compensation for Dr. McGuire includes company-provided transportation of $67,667 in 2000, $50,839 in 1999 and $29,625 in 1998, and
    an expense allowance of $21,600 in each of 2000, 1999 and 1998.

(3) For each of the named executive officers except Dr. McGuire and Mr. Hemsley, the indicated amounts consist of contributions made pursuant to UnitedHealth Group's 401(k) Savings Plan and Executive Savings Plan and company-paid insurance premiums of $1,744 in each of 2000 and 1999 for Ms. Rivet; $3,870 in 2000 and $3,731 in 1999 for Mr. Wheeler; and $4,701 in 2000 and $2,514 in 1999 for Mr. Kaplan. The amounts indicated for Dr. McGuire and Mr. Hemsley include bonuses of $2,600,000 and $600,000, respectively, received in early 2000 for services rendered to UnitedHealth Group over the past several years, as well as company contributions made pursuant to UnitedHealth Group's 401(k) Savings Plan and Executive Savings Plan. The amounts indicated for Dr. McGuire also include company-paid insurance premiums of $82,364 in 2000, $77,556 in 1999 and $72,774 in 1998,
    and the amounts indicated for Mr. Hemsley include company-paid insurance premiums of $1,516 in each of 2000 and 1999.
(4) Mr. Kaplan joined UnitedHealth Group on July 1, 1998 and served as UnitedHealth Group's Chief Financial Officer from July 1, 1998 through January 2, 2001.

                             OPTION GRANTS IN 2000

                           Individual Grants                          Potential Realizable
                         -----------------------                        Value at Assumed
                         Number of                                      Annual Rates of
                         Securities   % of Total                          Stock Price
                         Underlying    Options   Exercise               Appreciation for
                          Options     Granted to  or Base                Option Term(2)
                          Granted     Employees    Price   Expiration --------------------
Name                        (#)        In 2000   ($/share)  Date(1)     5%($)     10%($)
----                     ----------   ---------- --------- ---------- --------- ----------
William W. McGuire,
 M.D....................  650,000(3)     8.1      23.8125   03/08/10  9,734,110 24,668,145
Stephen J. Hemsley......  300,000(4)     3.8      23.8125   03/08/10  4,492,666 11,385,298
Jeannine M. Rivet.......   40,000(5)     0.5      23.8125   03/08/10    559,022  1,518,040
                           40,000(6)     0.5      39.0938   07/26/10    983,435  2,492,218
R. Channing Wheeler.....   60,000(5)     0.8      23.8125   03/08/10    898,533  2,277,060
                           40,000(6)     0.5      39.0938   07/26/10    983,435  2,492,218
Arnold H. Kaplan........   30,000(7)     0.4      39.0938   07/26/10    737,576  1,869,163

--------
(1) All options granted in 2000 expire ten years following the date of grant, subject to earlier termination upon certain events related to termination of employment. Options not yet exercisable generally become exercisable upon a change in control of UnitedHealth Group. A change in control as defined in UnitedHealth Group's Amended and Restated 1991 Stock and Incentive Plan occurs upon the sale of all or substantially all of the assets of UnitedHealth Group or any merger, reorganization or exchange or tender offer that will result in a change in the power to elect 50% or more of UnitedHealth Group's Board of Directors. The exercise price may be paid in cash, in shares of stock or pursuant to a cashless exercise procedure under which the optionee instructs a brokerage firm to sell the purchased shares and remit to UnitedHealth Group out of the proceeds an amount equal to the exercise price plus all applicable withholding taxes.

(2) The "potential realizable value" shown is the potential gain on the last day the option remains exercisable. This value will be achieved only if the options have been held for the full ten years and the stock price has appreciated at the assumed rate. Potential realizable value is listed for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of future value of UnitedHealth Group common stock or of the stock price.

(3) Options become exercisable at the rate of 25% per year over a period of four years on the first day of each year, beginning on January 1, 2001.

(4) Options become exerciseable at the rate of 25% per year over a period of four years on the eighth day of March of each year, beginning on March 8, 2001.

(5) Options become exerciseable at the rate of 33.3% per year over a period of three years, subject to certain conditions.

(6) Options become exercisable at the rate of 25% per year over a period of four years on the twenty-sixth day of July of each year, beginning on July 26, 2001.

(7) Options become exercisable at the rate of 25% per year over a period of four years on the twenty-sixth day of July of each year, beginning July 26, 2001, subject to certain early vesting provisions.

   AGGREGATED OPTION EXERCISES IN 2000 AND OPTION VALUES AT DECEMBER 31, 2000

                                                                            Value of Unexercised
                           Shares                  Number of Securities     in-the-Money Options
                          Acquired     Value      Underlying Unexercised         At 12/31/00
                         On Exercise  Realized     Options at 12/31/00          Exercisable/
Name                         (#)        ($)     Exercisable/Unexercisable*  Unexercisable ($)(1)
----                     ----------- ---------- -------------------------- -----------------------
William W. McGuire,
 M.D....................  1,000,000  46,448,512    5,906,791/2,555,833     247,819,400/100,312,136
Stephen J. Hemsley......        -0-         -0-    2,151,666/1,328,334       88,354,019/52,082,201
Jeannine M. Rivet.......    199,638   4,117,785        612,056/343,672       25,113,728/12,754,210
R. Channing Wheeler.....    138,626   4,349,208        342,486/448,284       13,420,871/17,204,031
Arnold H. Kaplan........        -0-         -0-        186,667/273,333        7,261,160/10,268,526

--------
(1) Calculated as market price per share on December 29, 2000 (the last trading day of the calendar year 2000) of $61.38, less the per share exercise price, times the number of unexercised options.

                            LONG TERM INCENTIVE PLAN

   The following table reflects awards made under the Company's Supplemental Long Term Executive Compensation Plan (the "Plan") during the fiscal year ended December 31, 2000 to the Chief Executive Officer and the executive officers named in the Summary Compensation Table above. Any payments earned and made under the Plan will be reported in the Summary Compensation Table in the year paid. The amounts shown in the table are for illustration purposes only and should not be construed as payouts for the executives listed. Performance thresholds must be achieved before any payments are made under the Plan.

     Long-Term Incentive Plans--Awards During Year Ended December 31, 2000

                                                      Estimated Future Payouts
                                                     Under Non-Stock Price-Based
                              Performance or Other           Plans($)(2)
                                  Period Until       ---------------------------
Name                         Maturation or Payout(1) Threshold Target   Maximum
----                         ----------------------- --------- ------- ---------
William W. McGuire..........        1999-2000           -0-    821,154 1,642,308
                                    1999-2001           -0-    847,436 1,694,872
                                    2000-2002           -0-    899,359 1,798,718
Stephen J. Hemsley..........        1999-2000           -0-    404,568   809,135
                                    1999-2001           -0-    419,712   839,423
                                    2000-2002           -0-    472,875   945,750
Jeannine M. Rivet ..........        1999-2000           -0-    226,448   452,896
                                    1999-2001           -0-    228,465   456,931
                                    2000-2002           -0-    244,319   488,638
R. Channing Wheeler.........        1999-2000           -0-    219,375   438,750
                                    1999-2001           -0-    223,750   447,500
                                    2000-2002           -0-    244,319   488,638
Arnold H. Kaplan............        1999-2000           -0-        -0-       -0-
                                    1999-2001           -0-        -0-       -0-
                                    2000-2002           -0-        -0-       -0-

--------
(1) Each performance cycle ends on December 31 of its final year. Payouts, if any, will be made within six months of the end of the applicable period, provided, however, that a pro rata portion of such payouts may be made earlier upon a change in control of UnitedHealth Group, and participants may elect, if permitted by law, to defer the payment of any awards under UnitedHealth Group's Executive Savings Plan.

(2) Performance goals are based on a number of criteria, including financial factors, such as revenue, return on equity, and share price appreciation and non-financial factors, such as diversity.

Executive Employment Agreements

   UnitedHealth Group has entered into an employment agreement with each of the executive officers named in the Summary Compensation Table.

   William W. McGuire, M.D. Dr. McGuire entered into a revised employment agreement, effective October 13, 1999, to serve as Chief Executive Officer. The initial term of this agreement is five years ending on October 13, 2004 and is automatically extended for additional one-year periods on each anniversary of the effective date unless either party delivers prior notice of intent not to renew.

   Pursuant to the agreement, Dr. McGuire currently receives a base annual salary of $1,700,000 which is subject to a minimum increase of $100,000 each year. During each calendar year of the initial five-year term of the agreement, Dr. McGuire receives a nonqualified stock option to purchase a minimum of 650,000 shares of UnitedHealth Group common stock. These stock options vest over a period of four years at the rate of 25% per year, subject to additional vesting provisions if specified future events occur. Dr. McGuire is eligible to participate in UnitedHealth Group's incentive bonus plan at prescribed levels and in its other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability policies on Dr. McGuire that he owns. The agreement provides Dr. McGuire with a supplemental retirement benefit equal to a percentage of his cash compensation during the three calendar years preceding his retirement.

   The employment agreement provides severance benefits if Dr. McGuire's employment by UnitedHealth Group ends under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Dr. McGuire for good reason as those terms are defined in the agreement, UnitedHealth Group will pay Dr. McGuire his salary and bonus for the 36 months following the termination of his employment. In addition, Dr. McGuire will continue to receive credited service under his supplemental retirement benefits for the 36-month period. Certain stock options and restricted stock awards granted to Dr. McGuire will also vest and his stock options will remain exercisable for a period of up to 72 months but not beyond the expiration date of the respective option.

   If Dr. McGuire's employment is terminated because of his death or permanent disability, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 24 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and certain of his stock options will vest immediately and remain exercisable for up to 36 months following his death or permanent disability but not beyond the expiration date of the respective option.

   If Dr. McGuire voluntarily terminates his employment without good reason, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 24 months. Any vested stock options at the time of the termination of his employment will remain exercisable for up to 36 months following termination of his employment but not beyond the expiration date of the respective option. In addition, in the event of any termination of Dr. McGuire's employment other than a termination for cause, UnitedHealth Group will continue to provide health coverage for Dr. McGuire and his spouse for the remainder of their lives and his children until age 25.

   Pursuant to the employment agreement, Dr. McGuire is subject to provisions prohibiting his solicitation of UnitedHealth Group employees and competition with UnitedHealth Group during the term of the agreement, for the period of the severance payments and one year thereafter. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

   Stephen J. Hemsley. Mr. Hemsley entered into an employment agreement, effective October 13, 1999, to serve as President. This agreement continues until it is terminated in accordance with its terms as discussed below.

   During each calendar year of the agreement, Mr. Hemsley receives a nonqualified stock option to purchase a minimum of 300,000 shares of UnitedHealth Group common stock. These stock options vest over a period of four years at the rate of 25% per year based on the achievement of performance goals established at the time of grant or upon the ninth anniversary of the date of grant, subject to additional vesting provisions if specified future events occur. Mr. Hemsley is eligible to participate in UnitedHealth Group's incentive bonus plan at prescribed levels and in its other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability policies on Mr. Hemsley that he owns. Pursuant to the terms of the agreement, UnitedHealth Group is in the process of establishing a supplemental retirement benefit plan for Mr. Hemsley that will be reasonable and customary for executives of a similar position in comparably sized companies.

   The employment agreement provides severance benefits if Mr. Hemsley's employment by UnitedHealth Group ends under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Mr. Hemsley for good reason other than in connection with a change in control as those terms are defined in the agreement, UnitedHealth Group will pay Mr. Hemsley two times his annual salary and bonus over the 12 months following the termination of his employment. If such termination is in connection with a change in control, Mr. Hemsley will receive three times his annual salary and bonus over the 12 months following the termination of his employment. If the termination is in connection with a change in control, any stock options or restricted stock awards granted to Mr. Hemsley will also vest and the stock options will remain exercisable for a period of 36 months but not longer than the expiration date under the respective option. If the termination is not in connection with a change in control, the Compensation and Human Resources Committee will give consideration to the vesting of any unvested options and the period that the vested options remain exercisable after termination of Mr. Hemsley's employment.

   If Mr. Hemsley's employment is terminated because of his death or permanent disability, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 12 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and his stock options will vest immediately and remain exercisable for up to 36 months following his death or permanent disability but not beyond the expiration date of the respective option. In addition, in the event of any termination of Mr. Hemsley's employment other than a termination for cause, UnitedHealth Group will continue to provide health coverage for Mr. Hemsley and his spouse until age 65 and his children until age 25.

   Pursuant to the employment agreement, Mr. Hemsley is subject to provisions prohibiting his solicitation of UnitedHealth Group employees during the term of the agreement, for the period of the severance payments and for one year thereafter. Mr. Hemsley is also prevented from competing with UnitedHealth Group during the term of his employment and the period that severance payments are made to him under the employment agreement. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

   Jeannine M. Rivet. Ms. Rivet entered into an employment agreement, effective October 16, 1998, to serve in an executive position. This agreement remains in effect until it is terminated by either party under certain circumstances. Under this agreement, Ms. Rivet is eligible to participate in UnitedHealth Group's incentive bonus and stock plans and its other employee benefit plans.

   R. Channing Wheeler. Mr. Wheeler entered into an employment agreement, effective June 9, 1998, to serve in an executive position. The initial term of this agreement is three years; after the initial term, this agreement automatically renews for additional one year terms unless either party provides prior notice of intent not to renew. Under this agreement, Mr. Wheeler is eligible to participate in UnitedHealth Group's incentive bonus and stock plans and its other employee benefit plans.

   Arnold H. Kaplan. Mr. Kaplan entered into an employment agreement, effective May 19, 1998, to serve as Chief Financial Officer of UnitedHealth Group. This agreement remains in effect until it is terminated by either party under certain circumstances. Under this agreement, Mr. Kaplan is eligible to participate in UnitedHealth Group's incentive bonus and stock plans and its other employee benefit plans. Mr. Kaplan retired as Chief Financial Officer effective as of January 2, 2001.

   Pursuant to their agreements, each of Ms. Rivet and Mr. Wheeler is entitled to receive severance compensation for a 12-month period equal to the executive's base salary and bonus (as determined by his or her agreement) if the executive's employment is terminated by UnitedHealth Group without cause or if a change in employment occurs (as defined in his or her agreement). This severance compensation is greater if these events occur within two years following a change in control (as defined in his or her agreement). During the term of these agreements and during certain periods of time following termination of these agreements, each executive is subject to non-solicitation and non-competition provisions.

Severance Arrangements and Change-in-Control Provisions

   According to UnitedHealth Group's Severance Pay Plan, which applies to all regular company employees, certain of the executive officers may be eligible to receive severance pay following their termination in certain events. However, any payments an executive officer receives in connection with a change in control (as defined in and pursuant to an employment agreement with UnitedHealth Group) will replace and be in lieu of payment and/or benefits under any company severance program, including UnitedHealth Group's Severance Pay Plan. Under UnitedHealth Group's Severance Pay Plan, the amount of severance pay following termination depends upon the executive officer's length of service, grade level within UnitedHealth Group, and the execution of a company-approved release.

   In the case of a change in control of UnitedHealth Group, certain of the outstanding stock options granted under UnitedHealth Group's Amended and Restated 1991 Stock and Incentive Plan will become exercisable in full. Change in control is defined for this purpose as the sale of all or substantially all of UnitedHealth Group's assets, or any merger, reorganization or exchange or tender offer that will result in a change in the power to elect 50% or more of the members of UnitedHealth Group's Board of Directors.

UnitedHealth Group Common Stock Ownership

   The following table provides information about each shareholder known to UnitedHealth Group to own beneficially more than 5% of the outstanding shares of UnitedHealth Group common stock as of December 31, 2000.

      Name And Address Of Beneficial          Amount And Nature      Percent of
      Owner                               Of Beneficial Ownership(1)  Class(2)
      ------------------------------      -------------------------- ----------
      Massachusetts Financial Services
      Company
      500 Boylston Street, 15th Floor
      Boston, MA 02116...................       25,602,094 (3)          8.0%
      FMR Corporation
      82 Devonshire Street
      Boston, MA 02109-3614..............       23,410,034 (4)          7.3%

--------
(1) Except as otherwise described, the shareholders in the table have sole voting and investment powers with respect to the shares listed.

(2) Percent of class calculation is based on 319,821,652 shares of UnitedHealth Group common stock outstanding as of December 31, 2000.

(3) This information is based on a Schedule 13G/A filed by Massachusetts Financial Services Company ("MFS") with the Securities and Exchange Commission (the "SEC") on February 11, 2000 reporting beneficial ownership data as of February 11, 2000. MFS holds sole voting power with respect to 25,561,934 shares and sole investment power with respect to all 25,602,094 shares. The MFS Schedule 13G/A states that these shares are also beneficially owned by certain other nonreporting entities.

(4) This information is based on a Schedule 13G/A filed by FMR Corporation ("FMR") with the SEC on February 14, 2000 reporting beneficial ownership data as of December 31, 1999. FMR, through its control over Fidelity Management and Research Company, a wholly-owned investment adviser subsidiary of FMR, Fidelity Management Trust Company and Fidelity International Limited, holds sole investment power with respect to all 23,410,034 shares.

   The following table provides information about the beneficial ownership of UnitedHealth Group common stock as of December 31, 2000 by each director, each named executive officer, and by all directors and all executive officers as a group. The amounts set forth in the column entitled "Amount and Nature of Beneficial Ownership" include shares set forth in the column entitled "Number of Shares Beneficially Owned as a Result of Options Exercisable Within 60 Days of December 31, 2000."

                                                             Number of Shares
                                                            Beneficially Owned
                                                              as a Result of
                                              Amount and         Options
                                              Nature of        Exercisable
      Name of Beneficial Owner or Identity    Beneficial    Within 60 Days of
      of Group                               Ownership(1)   December 31, 2000
      ------------------------------------   ------------   ------------------
      William C. Ballard....................      91,900            76,500
      Richard T. Burke......................   1,285,762(2)        396,500
      Stephen J. Hemsley....................   2,158,476(3)      2,151,666
      James A. Johnson......................     167,900(4)        140,500
      Thomas H. Kean........................     153,500(5)        140,500
      Douglas W. Leatherdale................     540,400(6)        332,500
      William W. McGuire, M.D...............   6,744,554(3)      6,481,792
      Walter F. Mondale.....................      51,840(7)         38,500
      Mary O. Mundinger.....................      47,700            38,500
      Robert L. Ryan........................      49,500            38,500
      William G. Spears.....................     220,724           204,500
      Gail R. Wilensky......................      87,500            78,500
      Jeannine M. Rivet.....................     685,057(3)        625,389
      R. Channing Wheeler...................     366,528(3)        362,486
      Arnold H. Kaplan......................     492,232(8)        460,000
      All executive officers and directors
       as a group (17 persons)..............  13,512,721(9)     11,929,835

--------
(1) Unless otherwise noted, each person and group identified possesses sole voting and investment power with respect to the shares shown opposite such person's or group's name. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days of December 31, 2000 are treated as outstanding only when determining the amount and percent owned by such individual or group. All amounts shown for individuals reflect less than 1% of the shares outstanding, except for Dr. McGuire who beneficially owns 2.1% of the shares outstanding. The group total reflects 4.2% of the shares outstanding.

(2) Includes 33,062 shares held directly by Mr. Burke's spouse. Mr. Burke disclaims beneficial ownership with respect to these shares.

(3) Includes the following number of shares held in account by the Trustee of UnitedHealth Group's ESOP for each of the following, who have sole voting power and no investment power: Dr. McGuire, 1,554 shares; Mr. Hemsley, 36 shares; Mr. Kaplan, 18 shares; Ms. Rivet, 408 shares; and Mr. Wheeler, 60 shares.

(4) Includes 400 shares held by Mr. Johnson in a family trust. Mr. Johnson disclaims beneficial ownership with respect to these shares.

(5) Includes 2,000 shares held by Mr. Kean in a trust for the benefit of his minor child.

(6) Includes 1,400 shares held by Mr. Leatherdale's one dependent child. Mr. Leatherdale disclaims beneficial ownership with respect to these shares.

(7) Includes 1,140 shares held by Mr. Mondale in a revocable trust and 4,200 shares held in an Individual Retirement Account.

(8) Includes 30,000 shares held by Mr. Kaplan in an Individual Retirement
    Account.

(9) Includes 2,736 shares held by the Trustee of UnitedHealth Group's ESOP for the accounts of executive officers of UnitedHealth Group, with respect to which such persons have sole voting power and no investment power, the indirect holdings included in footnotes (2), (4), (5), (6), (7) and (8) above, and the holdings of spouses of executive officers.

Properties

   As of December 31, 2000, the Company leased approximately 1.7 million aggregate square feet of space for its principal administrative offices in the greater Minneapolis/St. Paul, Minnesota area and in Hartford, Connecticut. Excluding these areas, as of December 31, 2000, the Company leased approximately 5.6 million aggregate square feet in the United States and Europe. Such space accommodates health plans, managed care services, specialty programs or satellite administrative offices. The Company's leases expire at various dates through May 31, 2025. As of December 31, 2000, the Company owned approximately 121,500 aggregate square feet of space for administrative offices in various states.

Employees

   As of December 31, 2000, UnitedHealth Group employed approximately 28,700 individuals.

Certain Relationships and Transactions

   During UnitedHealth Group's fiscal year ended December 31, 1999, UnitedHealth Group paid insurance premiums, in an amount which was not material to either The St. Paul Companies, Inc. or UnitedHealth Group, to The St. Paul Companies, Inc., of which Mr. Leatherdale is a director and an executive officer.

   Dorsey & Whitney LLP is UnitedHealth Group's corporate legal counsel. Mr. Mondale is a partner of Dorsey & Whitney LLP.

                        THE ASSET ACQUISITION AGREEMENT

   The following is a summary of certain aspects of the asset acquisition agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the asset acquisition agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Annex A.

Purchase and Sale of UHC Virginia Shares; Purchase Price

   Pursuant to the asset acquisition agreement, VPN agrees to sell to Purchaser, and Purchaser agrees to purchase from VPN, all of VPN's right, title and interest in and to 1,237.25 shares of common stock of UHC Virginia. The purchase price to be paid under the asset acquisition agreement for these shares of UHC Virginia common stock consists of:

  . that number of shares of UnitedHealth Group common stock determined by dividing $17,948,278.04 by the "Parent Average Price," as defined below, and

  . the Purchaser's becoming responsible for the resolution of a contested liability represented by VPN's promissory note in the amount of $2,351,721.96 payable to Purchaser (including accrued interest thereon), and VPN's having no further liability on the note.

For purposes of the foregoing, the term "Parent Average Price" means the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the 30 consecutive trading days ending with and including the third business day preceding the date upon which the purchase and sale of UHC Virginia shares is completed.

   The nature of the contested liability represented by the promissory note referred to above is described earlier in this proxy statement/prospectus under the caption "The Proposed Transaction--Background of the Proposed Transaction." Except with respect to this note, the agreement provides that VPN shall retain, and neither Purchaser nor UnitedHealth Group shall assume, any liabilities, obligations or undertakings of VPN of any nature whatsoever, whether accrued or unaccrued, fixed or contingent, known or unknown, due or to become due, or otherwise.

   The asset acquisition agreement provides that the sale of UHC Virginia shares pursuant thereto will satisfy VPN's right to "put" such shares to Purchaser under an existing shareholders agreement between them. See "The Proposed Transaction--Background of the Proposed Transaction."

Distribution of UnitedHealth Group Shares to VPN Shareholders

   At the time the foregoing transaction is closed, the shares of UnitedHealth Group common stock which are included in the purchase price, as described above, will be distributed on a pro rata basis to the holders of VPN common stock in the following manner:

   At least two business days prior to the closing date (but no sooner than one business day after the special shareholders meeting), VPN will provide to Purchaser a list of all of the shareholders of VPN as of the close of business on the preceding business day (the "Cutoff Date") and of the number of shares of VPN common stock owned by each such shareholder at the close of business on the Cutoff Date. VPN will not issue or reacquire any shares of VPN common stock, and will not permit any such shares to be transferred on its books, after the Cutoff Date and on or before the closing date.

   Purchaser will deliver or cause to be delivered to each VPN shareholder identified in the foregoing list that number of shares of UnitedHealth Group common stock, registered in such shareholders' respective names, determined by multiplying the total number of shares of UnitedHealth Group common stock required to be paid to VPN for distribution to VPN shareholders by a fraction, the numerator of which is the number of shares of VPN common stock held by such shareholder as set forth in such list, and the denominator of which is the total number of shares of VPN common stock set forth in such list.

   Notwithstanding the foregoing, no fraction of a share of UnitedHealth Group common stock will be delivered to any holder of VPN common stock. In lieu thereof, Purchaser will pay to each holder of VPN common stock who would otherwise be entitled to a fraction of a share of UnitedHealth Group common stock an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction, multiplied by the closing price for a share of UnitedHealth Group common stock on the New York Stock Exchange on the last full trading day prior to the closing date.

   The shares of UnitedHealth Group common stock to be delivered to VPN shareholders may, at VPN's option, be delivered by mailing stock certificates evidencing such shares to VPN shareholders at their addresses as they appear in VPN's stock register, or they may be delivered in the form of uncertificated shares issued in accordance with the provisions of Minnesota law and the direct registration system maintained by the registrar and transfer agent for UnitedHealth Group common stock.

Dissolution and Termination of VPN Following the Closing

   The asset acquisition agreement provides that VPN shall dissolve and terminate its corporate existence promptly after the closing of the transaction contemplated thereby, and in any event not more than one year after the closing. For more information concerning this dissolution and termination, see "The Proposed Transaction--Dissolution of VPN Following the Proposed Transaction."

Treatment of VPN Stock Options

   Holders of outstanding options to purchase VPN common stock will not be entitled to receive shares of UnitedHealth Group common stock in connection with the transaction contemplated by the asset purchase agreement unless such options are exercised before the close of business on the Cutoff Date.

Representations and Warranties

   VPN, on the one hand, and UnitedHealth Group and Purchaser, on the other, each made several representations and warranties to the other in the asset acquisition agreement. These representations and warranties will have no legal force or effect after the transaction contemplated by the asset purchase agreement has been completed.

   The representations and warranties made by VPN cover the following topics:

  .  VPN's organization, qualification and power to do business;

  .  the absence of any subsidiaries of VPN;

  .  the capitalization of VPN;

  .  the authorization of the asset purchase agreement by VPN;

  . the absence of conflicts between the asset purchase agreement and VPN's charter documents and agreements to which it is a party, and the filings and consents required to be made by VPN in connection with the proposed transaction;

  . the absence of requirements that VPN have made certain filings under federal or state securities laws;

  .  VPN's title to the UHC Virginia shares that are to be sold to Purchaser;

  .  VPN's compliance with applicable laws;

  . the absence of certain pending or threatened litigation or other proceedings against VPN;

  .  the compliance by VPN with tax laws;

  . the absence of any finders or brokers retained by VPN or certain affiliates in connection with the proposed transaction, other than as described under "The Proposed Transaction--VPN's Reasons for the Proposed Transaction and Board of Directors Recommendation;"

  . the authorization and recommendation of the asset purchase agreement by VPN's board of directors;

  . the absence of any actions by VPN or its affiliates that would prevent the proposed transaction from being a "reorganization" under the Internal Revenue Code;

  . the accuracy of the information supplied by VPN for inclusion in this proxy statement/prospectus and the registration statement of which it is a part; and

  . the absence of material misstatements or omissions from the foregoing representations and warranties taken as a whole.

   The representations and warranties made by UnitedHealth Group and Purchaser cover the following topics:

  . the organization, qualification and power of UnitedHealth Group and Purchaser to do business;

  . the due authorization and valid issuance of UnitedHealth Group's outstanding shares of common stock;

  . the authorization of the asset acquisition agreement by UnitedHealth Group and Purchaser, and the authorization of the UnitedHealth Group common stock to be issued pursuant to the asset acquisition agreement;

  . the absence of conflicts between the asset purchase agreement and the charter documents of UnitedHealth Group and Purchaser and agreements to which either of them is a party, and the filings and consents required to be made by either of them in connection with the proposed transaction;

  . the accuracy of UnitedHealth Group's SEC filings and the conformity of the financial statements included therein with generally accepted accounting principles;

  . the absence of certain changes or events since UnitedHealth Group's most recent financial statements;

  . the absence of any finders or brokers retained by UnitedHealth Group or certain affiliates in connection with the proposed transaction;

  . the absence of any actions by UnitedHealth Group or its affiliates that would prevent the proposed transaction from being a "reorganization" under the Internal Revenue Code; and

  . the accuracy of the information supplied by UnitedHealth Group and Purchaser for inclusion in this proxy statement/prospectus and the registration statement of which it is a part.

   The representations and warranties in the asset acquisition agreement are complicated and are not easily summarized. The full text of these representations and warranties is set forth in Articles II and III of the asset acquisition agreement, which is attached as Annex A to this proxy statement/prospectus. We urge you to review the full text carefully.

Additional Agreements

   In the asset acquisition agreement, VPN agrees that until the proposed transaction is closed or the agreement is terminated, it will not take or agree to take any of the following actions:

  . issue any shares of VPN common stock after the Cutoff Date, whether pursuant to outstanding stock options or otherwise, or reacquire any VPN common stock, or take certain other actions with respect to its capital stock;

  . sell, encumber, or take certain other actions with respect to the UHC Virginia shares which are to be sold to Purchaser;

  .  amend its charter documents or bylaws;

  .  acquire any substantial assets; or

  .  alter its corporate structure or ownership.

   In addition, in the asset acquisition agreement each of VPN, on the one hand, and UnitedHealth Group and Purchaser, on the other, agrees, subject to the terms and conditions in the agreement, to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transaction contemplated by the agreement and to cooperate with one another in connection with these actions. VPN and UnitedHealth Group also agree to use all commercially reasonable efforts to cause the proposed transaction to qualify as a "reorganization" within the meaning of the Internal Revenue Code.

   The asset acquisition agreement also provides that, as contemplated by the shareholders agreement between Purchaser and VPN relating to UHC Virginia, upon Purchaser's acquisition of the remaining shares of UHC Virginia common stock Purchaser will assume VPN's obligations under a guarantee that VPN delivered to the Virginia Bureau of Insurance in connection with Purchaser's original purchase of assets from VPN.

   In the asset acquisition agreement, UnitedHealth Group also agrees to list the shares of UnitedHealth Group common stock to be delivered to VPN shareholders on the New York Stock Exchange.

   These and other additional agreements of the parties in the asset acquisition agreement are complicated and are not easily summarized. The full text of these agreements is set forth in Articles IV of the asset acquisition agreement, which is attached as Annex A to this proxy statement/prospectus. We urge you to review the full text carefully.

Conditions to the Closing of the Proposed Transaction

   The parties' respective obligations to complete the sale and purchase of UHC Virginia shares and to complete the other transactions provided for in the asset acquisition agreement are subject to the prior satisfaction or waiver of certain conditions. If VPN waives any of the conditions to its obligations to complete the proposed transactions, it will consider the facts and circumstances at that time and make a determination whether proxies should then be resolicited from VPN shareholders.

   Under the asset acquisition agreement, each party's obligations are subject to the following conditions, among others:

  . the sale of UHC Virginia shares by VPN and the dissolution of VPN must have been approved by the holders of at least two-thirds of the outstanding shares of VPN common stock;

  . certain legal proceedings seeking to prevent or assert material damages with respect to the proposed transaction must not be pending or threatened;

  . all governmental filings and consents required to complete the proposed transaction must have been made and obtained; and

  . the registration statement of which this proxy statement/prospectus is a part must have become and must remain effective under the Securities Act.

   In addition, the obligations of Purchaser and Parent are subject to the following additional conditions, among others:

  . VPN's representations and warranties in the asset acquisition agreement must be true and correct when made and at the closing date;

  . VPN must have performed in all materials respects its obligations under the asset acquisition agreement which are required to be performed on or prior to the closing date;

  . since the asset acquisition agreement was signed, there must not have been any change, event or condition that would reasonably be expected to prevent or materially delay VPN's ability to complete the transaction contemplated by the agreement;

  . no law or governmental action shall be in effect that would limit or penalize the ability of UnitedHealth Group or Purchaser to acquire or hold the UHC Virginia shares to be purchased by Purchaser;

  . VPN must have made all filings and notices to, and received all consents from, all governmental entities and private parties necessary to complete the proposed transaction;

  . UnitedHealth Group must have received the letters from affiliates of VPN which are described under "The Proposed Transaction--Restrictions on Sale of Shares by Affiliates of VPN and UnitedHealth Group;" and

  . UnitedHealth Group and Purchaser must have received an opinion of counsel of Hirschler, Fleischer, Weinberg, Cox & Allen, counsel to VPN, with respect to certain legal aspects of the proposed transaction.

   The obligations of VPN are subject to the following additional conditions, among others:

  . the representations and warranties of UnitedHealth Group and Purchaser in the asset acquisition agreement must be true and correct when made and at the closing date;

  . UnitedHealth Group and Purchaser must have performed in all materials respects their obligations under the asset acquisition agreement which are required to be performed on or prior to the closing date;

  . since the asset acquisition agreement was signed, there must not have been certain adverse changes in UnitedHealth Group's business or its ability to complete the transaction contemplated by the agreement; and

  . VPN must have received an opinion of counsel of Hirschler, Fleischer, Weinberg, Cox & Allen, counsel to VPN, with respect to certain federal income tax aspects of the proposed transaction.

Termination of the Asset Acquisition Agreement

   The asset acquisition agreement can be terminated at any time before the closing by the mutual consent of VPN and UnitedHealth Group, whether or not the proposed transaction has been approved by VPN shareholders. It also can be terminated at any time before closing by either VPN or UnitedHealth Group if:

  . the proposed transaction has not been completed on or before May 30, 2001, without the fault of the terminating party;

  . the required approval by VPN shareholders is not obtained, without the fault of the terminating party; or

  . if certain legal restraints affecting the proposed transaction are in effect and have become final and nonappealable, without the fault of the terminating party.

   In addition, VPN can terminate the asset acquisition agreement at any time before the closing if UnitedHealth Group or Purchaser has breached any of its representations and warranties in the agreement, or has breached or failed to perform in any material respect any of its agreements in the agreement, and has not cured the breach or failure within 30 day after receiving written notice thereof from VPN.

   Also, UnitedHealth Group can terminate the asset acquisition agreement at any time before the closing if:

  . VPN has breached any of its representations and warranties in the agreement, or has breached or failed to perform in any material respect any of its covenants in the agreement, and has not cured the breach or failure within 30 days after receiving written notice thereof from UnitedHealth Group; or

  . VPN's board of directors withdraws or adversely modifies its approval of the asset acquisition agreement or its recommendation that VPN shareholders approve the transactions contemplated thereby.

Fees and Expenses

   The asset acquisition agreement provides that whether or not the transaction contemplated by it is completed, VPN, on the one hand, and UnitedHealth Group and Purchaser, on the other, will bear their own expenses in connection with the transaction, except under the following two circumstances:

  . If VPN or UnitedHealth Group terminates the agreement because VPN shareholder approval was not obtained, or if UnitedHealth Group terminates the agreement because VPN breached its representations, warranties or agreements or VPN's board of directors withdrew or adversely modified its approval or recommendation, then VPN must reimburse UnitedHealth Group for its reasonable out-of-pocket expenses in connection with the proposed transaction; and

  . If VPN terminates the agreement because UnitedHealth Group or Purchaser breached its representations, warranties or agreements, then
     UnitedHealth Group must reimburse VPN for its reasonable out-of-pocket expenses in connection with the proposed transaction.

   If either party does not reimburse the other promptly as set forth above, that party will be required to pay interest on the unreimbursed amounts at rates specified in the asset acquisition agreement.

Extensions, Waivers and Amendments

   The asset acquisition agreement provides that at any time before the completion of the transaction provided for therein, either VPN, on the one hand, or UnitedHealth Group or Purchaser, on the other, may:

  . extend the time within which the other party must perform its obligations;

  . waive any inaccuracy in the representations and warranties of the other party;

  .  waive the other party's compliance with its agreements; or

  .  waive the satisfaction of any condition to its own obligation.

In order to be valid, any extension or waiver must be in writing and signed by the party granting the extension or waiver.

       COMPARISON OF RIGHTS OF SHAREHOLDERS OF UNITEDHEALTH GROUP AND VPN

   Upon completion of the proposed transaction described in this proxy statement/prospectus you will become a shareholder of UnitedHealth Group, and upon the dissolution and termination of VPN called for by the asset acquisition agreement you will cease to be a shareholder of VPN. The internal affairs of VPN are governed by the Virginia Stock Corporation Act and VPN's restated articles of incorporation and bylaws, while the internal affairs of UnitedHealth Group are governed by the Minnesota Business Corporation Act and UnitedHealth Group's restated articles of incorporation and bylaws. For this reason, the proposed transaction and the dissolution and termination of VPN will result in your having somewhat different rights as a shareholder of UnitedHealth Group than you had as a shareholder of VPN. This section describes the material differences between your rights as a shareholder of the two companies.

       MINNESOTA CORPORATION                     VIRGINIA CORPORATION

                              Shareholder Meetings

   Under the UnitedHealth Group             Virginia law and VPN's bylaws
bylaws, holders of UnitedHealth          require that shareholders be given
Group common stock are entitled to       no less than 10 nor more than 60
at least five days' prior written        days' prior notice of shareholders
notice for each regular meeting and      meetings. However, under Virginia
special meeting to consider any          law and VPN's bylaws, if a
matter, except that Minnesota law        shareholders meeting is held to act
and the UnitedHealth Group bylaws        on an amendment of the articles of
require that notice of a meeting at      incorporation, a merger or share
which an agreement of merger or          exchange, a proposed sale of
exchange is to be considered shall       substantially all of the company's
be mailed to shareholders of             assets or the company's
record, whether entitled to vote or      dissolution, notice of the meeting
not, at least 14 days prior to such      must be given not less than 25 nor
meeting.                                 more than 60 days before the
                                         meeting date.

                         Right to Call Special Meetings

   Under Minnesota law and the              Under Virginia law, a special
UnitedHealth Group bylaws, a             meeting of shareholders may be
special meeting of shareholders may      called by the chairman of the board
be called by the chairman of the         of directors, the president, the
board, the chief executive officer,      board of directors, or any person
the chief financial officer, any         or persons authorized to do so by
two or more directors, a person          the articles of incorporation or
authorized in the articles or            bylaws. VPN's bylaws provide that a
bylaws to call special meetings or       special meeting of shareholders may
a shareholder or shareholders            be called by the chairman of the
holding 10% or more of all shares        board of directors, the president,
entitled to vote, except that a          a majority of the board of
special meeting called by a              directors, or by the written
shareholder for the purpose of           request of the holders of not less
considering any action to                than one-half of all votes entitled
facilitate, directly or indirectly,      to be cast at the special meeting.
or effect a business combination,
including any action to change or
otherwise affect the composition of
the board of directors for that
purpose, must be called by 25% or
more of the voting power of all
shares entitled to vote.

                   Actions by Written Consent of Shareholders

   Under Minnesota law and the               Virginia law and VPN's bylaws
UnitedHealth Group bylaws, any            provide that any action required or
action required or permitted to be        permitted to be taken at a
taken in a meeting of the                 shareholders meeting may be taken by
shareholders may be taken without a       written consent without a meeting
meeting by a written action signed        and without prior notice, if the
by all of the shareholders entitled       action is taken by all the
to vote on that action. The               shareholders entitled to vote on the
UnitedHealth Group articles do not        action.
restrict shareholder action by
written consent.

                       Rights of Dissenting Shareholders

   Under both Minnesota and Virginia         Under Virginia law, a shareholder
law, shareholders may exercise a          may exercise dissenters' rights in
right of dissent from certain             connection with:
corporate actions and obtain payment
of the fair value of their shares.           .  a merger to which the
Shareholders of a Minnesota                     corporation is a party if the
corporation may exercise dissenters'            shareholder is entitled to
rights in connection with:                      vote on the merger or if it
                                                is a "short form" merger of a
  .  an amendment of the articles               subsidiary with a parent
     of incorporation that                      corporation;
     materially and adversely
     affects the rights and                  .  a plan of exchange of shares
     preferences of the shares of               to which the corporation is a
     the dissenting shareholder in              party if the shareholder is
     certain respects;                          entitled to vote on the plan;

  .  a sale or transfer of all or            .  except in certain cases, a
     substantially all of the                   sale or exchange of all or
     assets of the corporation;                 substantially all of the
                                                corporation's property if the
  .  a plan of merger to which the              shareholder is entitled to
     corporation is a party;                    vote on the transaction or on
                                                a related dissolution of the
  .  a plan of exchange of shares               corporation; and
     to which the corporation is a
     party; and                              .  any other corporate action
                                                taken pursuant to a
  .  any other corporate action                 shareholder vote if the
     with respect to which the                  articles of incorporation,
     corporation's articles of                  bylaws, or a board resolution
     incorporation or bylaws give               give dissenting shareholders
     dissenting shareholders the                the right to obtain payment
     right to obtain payment for                for their shares.
     their shares.
                                          VPN's articles of incorporation and
   Unless the articles, the bylaws,       bylaws do not grant any additional
or a resolution approved by the           dissenters' rights pursuant to the
board of directors otherwise              fourth bullet point above.
provide, such dissenters' rights do       Notwithstanding the foregoing,
not apply to a shareholder of the         shareholders of a Virginia
surviving corporation in a merger if      corporation do not have dissenters'
the shares of the shareholder are         rights in connection with a merger,
not entitled to be voted on the           exchange of shares, or sale or
merger. The UnitedHealth Group            exchange of property if, at the
articles do not grant any other           record date for shareholder action
dissenters' rights. Shareholders who      on the transaction, their shares are
desire to exercise their dissenters'      listed on a national securities
rights must satisfy all of the            exchange or NASDAQ or are held of
conditions and requirements as set        record by at least 2,000
forth in the Minnesota Business           shareholders, unless:
Corporation Act in order to maintain
such rights and obtain such payment.         .  the corporation's articles of
                                                incorporation provide
                                                otherwise (VPN's do not);

                                             .  in the case of a merger or
                                                exchange of shares,
                                                shareholders are required to
                                                accept anything other than
                                                cash, shares which are listed
                                                on a national securities
                                                exchange or are held of
                                                record by at least 2,000
                                                shareholders, or a
                                                combination of cash and such
                                                shares; or

                                             .  the transaction is an
                                                "affiliated transaction" not
                                                approved by a majority of the
                                                corporation's "disinterested
                                                directors," as those terms
                                                are defined in the Virginia
                                                Stock Corporation Act.

                                          Shareholders who desire to exercise
                                          their dissenters' rights must
                                          satisfy all of the conditions and
                                          requirements of the Virginia Stock
                                          Corporation Act in order to maintain
                                          such rights and obtain such payment.

                               Board of Directors

   Minnesota law provides that the           Virginia law provides that a
board of directors of a Minnesota         corporation's board of directors
corporation shall consist of one or       shall consist of one or more
more directors as fixed by the            individuals, with the number
articles of incorporation or bylaws.      specified in or fixed in accordance
The UnitedHealth Group board of           with the bylaws, or if not so
directors currently consists of 12        specified or fixed, with the number
directors. The UnitedHealth Group         specified in or fixed in accordance
articles provide that the board is        with the articles of incorporation.
divided into three classes, as            VPN's bylaws provide that the number
nearly equal in number as possible,       of its directors shall be ten, which
with directors serving staggered          number may be increased or decreased
three year terms. The UnitedHealth        by the board of directors but which
Group bylaws provide that in the          shall not be less than 6 or more
case of any increase or decrease in       than 15. Its bylaws also provide
the number of directors, the              that all directors must be
increase or decrease shall be             physicians who are members of the
distributed among the several             Medical Society of Virginia and must
classes as nearly equal as possible,      include at least one obstetrician
as determined by the affirmative          and at least five physicians whose
vote of a majority of the                 primary area of practice is family
UnitedHealth Group board or by the        practice, pediatrics or general
affirmative vote of a majority of         internal medicine.
the holders of the voting stock of
UnitedHealth Group. The number of            As permitted by Virginia law,
directors may be increased or             VPN's articles of incorporation and
decreased from time to time by            bylaws provide that the board is
resolution adopted by a majority of       divided into three classes, as
the board of directors or by the          nearly equal in number as possible,
affirmative vote of the holders of a      with directors serving staggered
majority of the voting stock of           three year terms.
UnitedHealth Group, considered as
one class.                                   Under Virginia law and VPN's
                                          bylaws, shareholders may remove any
   Minnesota law provides that,           director for cause or without cause
unless modified by the articles or        by a majority vote of the shares
bylaws of the corporation or by           present at a meeting called
shareholder agreement, the directors      expressly for such purpose. VPN
may be removed with or without cause      shareholders do not have the right
by the affirmative vote of that           to cumulative voting in the election
proportion or number of the voting        of directors.
power of the shares of the classes
or series the director represents
which would be sufficient to elect
such director (with an exception for
corporations with cumulative
voting). The UnitedHealth Group
articles require the affirmative
vote of the holders of 66 2/3% of
the outstanding shares of common
stock or the affirmative vote of 66
2/3% of the directors in office at
the time such vote is taken.
Shareholders of UnitedHealth Group
do not have the right to cumulative
voting in the election of directors.

                  Filling Vacancies on the Board of Directors

   Under Minnesota law, unless               Under Virginia law, unless a
different rules for filling               corporation's articles of
vacancies are provided for in the         incorporation provide otherwise
articles of incorporation or bylaws,      (which VPN's do not), if a vacancy
vacancies resulting from the death,       occurs on the board of directors,
resignation, removal or                   including a vacancy resulting from
disqualification of a director may        an increase in the number of
be filled by the affirmative vote of      directors, either the shareholders
a majority of the remaining               or the board of directors may fill
directors, even though less than a        the vacancy (even if the directors
quorum, and vacancies resulting from      remaining in office do not
a newly-created directorship may be       constitute a quorum of the board).
filled by the affirmative vote of a       VPN's bylaws provide that any
majority of the directors serving at      vacancy on the board may be filled
the time of the increase. The             by the board of directors (even if
shareholders may also elect a new         the directors remaining in office do
director to fill a vacancy that is        not constitute a quorum of the
created by the removal of a director      board).
by the shareholders.

   The UnitedHealth Group bylaws
provide that vacancies on the board
of directors may be filled by the
affirmative vote of a majority of
the remaining members of the board,
though less than a quorum; newly
created directorships resulting from
an increase in the authorized number
of directors shall be filled by the
vote of a majority of the directors
present at a meeting at the time the
action is taken.

                       Amendments to Bylaws and Articles

   Minnesota law and the                     Under Virginia law, a
UnitedHealth Group bylaws provide         corporation's board of directors may
that the power to adopt, amend or         amend or repeal the corporation's
repeal the bylaws is vested in the        bylaws except to the extent that the
board (subject to certain notice          articles of incorporation or the
requirements set forth in the             Virginia Stock Corporation Act
UnitedHealth Group bylaws).               reserve this power exclusively to
Minnesota law provides that the           shareholders (which, in the case of
authority in the board of directors       VPN, they do not), or the
is subject to the power of the            shareholders in adopting a bylaw
shareholders to change or repeal          provide that the board cannot amend
such bylaws by a majority vote of         or repeal that bylaw. Virginia law
the shareholders at a meeting of the      also provides that a corporation's
shareholders called for such              shareholders may amend or repeal the
purpose, and the board of directors       bylaws even if the board of
shall not make or alter any bylaws        directors also can amend or repeal
fixing a quorum for meetings of           them.
shareholders, prescribing procedures
for removing directors or filling            Virginia law provides that a
vacancies in the board of directors,      corporation's board of directors may
or fixing the number of directors or      propose amendments to its articles
their classifications,                    of incorporation for submission to
qualifications or terms of office.        shareholders. In order for an
Under Minnesota law, a shareholder        amendment to be adopted:
or shareholders holding 3% or more
of the voting power of all shares            .  the board of directors must
entitled to vote may propose a                  recommend the amendment to
resolution to amend or repeal bylaws            shareholders unless it
adopted, amended or repealed by the             determines that it should make
board, in which event such                      no recommendation due to
resolutions must be brought before              conflicts of interest or other
the shareholders for their                      special circumstances; and
consideration pursuant to the
procedures for amending the articles         .  the amendment must be
of incorporation.                               approved, in VPN's case, by
                                                more than two-thirds of the
   Minnesota law provides that a                outstanding shares of VPN
proposal to amend the articles of               common stock.
incorporation may be presented
to the shareholders of a Minnesota
corporation by a resolution (i)
approved by the affirmative vote of
a majority of the directors present
or (ii) proposed by a shareholder or
shareholders holding 3% or more of
the voting shares entitled to vote
thereon. Under Minnesota law, any
such amendment must be approved by
the affirmative vote of a majority
of the shareholders entitled to vote
thereon, except that the articles
may provide for a specified
proportion or number larger than a
majority. The UnitedHealth Group
articles provide that the
affirmative vote of the holders of
at least 66 2/3% of the outstanding
shares of common stock is required
in order to amend provisions of the
UnitedHealth Group articles
concerning the election and removal
of directors and that the
affirmative vote of the holders of
66 2/3% of the outstanding shares of
voting stock is required in order to
amend provisions concerning certain
mergers, consolidations and other
business combinations and
reorganizations.

              Indemnification of Directors, Officers and Employees

   Minnesota law and Virginia law            Virginia law permits, but does
both contain provisions setting           not require, a corporation to
forth conditions under which a            indemnify an individual made a party
corporation may indemnify its             to a proceeding because the
directors, officers and employees.        individual is or was a director,
Minnesota law requires a corporation      officer, employee or agent of the
to indemnify any director, officer        corporation against judgments,
or employee who is made or                settlements, penalties, fines and
threatened to be made party to a          reasonable expenses, but only if the
proceeding by reason of the former        individual conducted himself in good
or present official capacity of the       faith, believed his conduct was in
director, officer or employee,            (or in specified cases, at least not
against judgments, penalties, fines,      opposed to) the corporation's best
settlements and reasonable expenses,      interest and, in the case of a
but only if such person acted in          criminal proceeding, had no
good faith and in a manner the            reasonable cause to believe that his
person reasonably believed to be in       conduct was unlawful. Virginia law
or not opposed to the best interests      requires a corporation to indemnify
of the corporation and, with respect      a director or, unless the
to any criminal action or                 corporation's articles provide
proceeding, had no reasonable cause       otherwise, an officer who entirely
to believe the conduct was unlawful.      prevails in the defense of such a
Minnesota law permits a corporation       proceeding against reasonable
to prohibit indemnification by so         expenses incurred in connection with
providing in its articles of              the proceeding. VPN's articles of
incorporation or its bylaws.              incorporation require VPN to
UnitedHealth Group has not limited        indemnify directors and officers
the statutory indemnification in its      against all liabilities and expenses
articles of incorporation, however,       incurred in proceedings to which
and the bylaws of UnitedHealth Group      they are parties by virtue of the
state that UnitedHealth Group shall       fact that they are such directors or
indemnify such persons for such           officers against all liabilities and
expenses and liabilities to such          expenses incurred in the
extent as permitted by statute.           proceedings, except for any incurred
                                          because of their willful misconduct
                                          or knowing violation of criminal
                                          law.

                            Liabilities of Directors

   Under Minnesota law, a director           Under Virginia law, a director
may be liable to the corporation for      may be liable to the corporation for
distributions made in violation of        distributions made in violation of
Minnesota law or a restriction            Virginia law or a restriction
contained in the corporation's            contained in the corporation's
articles or bylaws. The UnitedHealth      articles. Virginia law provides that
Group articles provide that a             in a proceeding brought in the name
director shall not be personally          of a corporation or by shareholders
liable to UnitedHealth Group or its       against a director or officer, the
shareholders for monetary liability       damages assessed against the
relating to breach of fiduciary duty      director or officer in connection
as a director, unless the liability       with a single occurrence shall not
relates to:                               exceed the lesser of:


  .  a breach of the director's              .  the amount, including the
     duty of loyalty to the                     elimination of liability,
     corporation or its                         specified in the
     shareholders;                              corporation's articles of
                                                incorporation or in bylaws
  .  acts or omissions involving a              approved by shareholders, or
     lack of good faith or which
     involve intentional                     .  the greater of $100,000 or
     misconduct or a knowing                    the amount of cash
     violation of law;                          compensation received by the
                                                officer or director from the
  .  liability for illegal                      corporation during the 12
     distributions and unlawful                 months immediately preceding
     sales of UnitedHealth Group                the act or omission for which
     securities;                                liability was imposed.

  .  transactions where the               VPN's articles of incorporation
     director gained an improper          provide that, to the full extent
     personal benefit; or                 permitted by Virginia law, directors
                                          and officers shall not be liable to
  .  any acts or omissions                VPN or its shareholders for any
     occurring prior to the date          monetary damages. No amendment or
     on which the liability               repeal of this provision may
     limitation provisions of the         diminish a director's or officer's
     UnitedHealth Group articles          rights thereunder with respect to
     became effective.                    acts or omissions before the
                                          amendment or repeal.
   The UnitedHealth Group articles
provide that any repeal or
modification of the foregoing
provisions shall not adversely
affect any right or protection of a
director of UnitedHealth Group
existing at the time of such repeal
or modification.

   The UnitedHealth Group articles
also provide that if Minnesota law
is amended to authorize further
elimination of the personal
liability of directors, then the
liability of UnitedHealth Group
directors shall be limited to the
fullest extent permitted by
Minnesota law, as so amended.

                         Shareholder Approval of Merger

   Minnesota law provides that a             Virginia law provides that a plan
resolution containing a plan of           of merger must be approved by the
merger or exchange must be approved       board of directors and, except in
by the affirmative vote of a              certain cases where the corporation
majority of the directors present at      will be the surviving corporation in
a meeting and, except in certain          the merger, submitted to the
cases where the corporation will be       shareholders and approved by the
the surviving corporation in the          affirmative vote of more than two-
merger, submitted to the                  thirds of the shares entitled to
shareholders and approved by the          vote. Any class of shares must vote
affirmative vote of the holders of a      separately to approve the plan of
majority of the voting power of all       merger if it contains a provision
shares entitled to vote. Minnesota        which, if contained in a proposed
law requires that any class of            amendment to the corporation's
shares of a Minnesota corporation         articles of incorporation, would
must be given the right to approve        entitle the class to vote as a
the plan if it contains a provision       separate class.
which, if contained in a proposed
amendment to the corporation's
articles of incorporation, would
entitle such a class to vote as a
class.

 Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions

   Minnesota law prohibits certain           Virginia law prohibits a Virginia
"business combinations" (as defined       corporation from engaging in an
in the Minnesota Business                 "affiliated transaction" (as defined
Corporations Act) between a               in the Virginia Stock Corporation
Minnesota corporation with at least       Act) with an "interested
100 shareholders, or a publicly held      shareholder," for a three-year
corporation that has at least 50          period following the date on which
shareholders, and an "interested          the person became an interested
shareholder" for a four-year period       shareholder, unless approved by a
following the share acquisition date      majority of the disinterested
by the interested shareholder,            directors and by the holders of two-
unless certain conditions are             thirds of the outstanding voting
satisfied or an exemption is found.       stock not owned by the interested
An "interested shareholder" is            shareholder. The Virginia Stock
generally defined to include a            Corporation Act defines an
person who beneficially owns at           "interested shareholder" to include
least 10% of the votes that all           a person who is the beneficial owner
shareholders would be entitled to         of more than 10% of any class of
cast in an election of directors of       outstanding voting shares of the
the corporation. Minnesota law also       corporation. Virginia law also
limits the ability of a shareholder       prohibits a person who acquires
who acquires beneficial ownership of      beneficial ownership of shares of
more than certain thresholds of the       outstanding voting stock that would
percentage voting power of a              increase his voting power in
Minnesota corporation (starting at        director elections beyond certain
20%) from voting those shares in          statutory thresholds (starting at
excess of the threshold unless such       20%) from voting those shares,
acquisition has been approved in          unless voting rights are granted by
advance by a majority of the voting       a majority of the outstanding voting
power held by shareholders                stock not owned by such acquiring
unaffiliated with such shareholder.       person. If the voting rights are
However, as permitted by Minnesota        granted and the acquiring person
law, the UnitedHealth Group bylaws        controls 50% or more of the voting
provide that this statutory               power, all other shareholders have
provision shall not apply to              the right to demand payment of the
UnitedHealth Group. Minnesota law         fair value of their shares, unless
also includes a provision                 the corporation's articles of
restricting certain "control share        incorporation or bylaws provide
acquisitions" of Minnesota                otherwise. Neither VPN's articles
corporations. However, as permitted       nor bylaws opt out of this
by Minnesota law, the UnitedHealth        provision. If the voting rights are
Group articles provide that this          not granted to the acquiring person
statutory provision shall not apply       and the corporation's articles of
to UnitedHealth Group.                    incorporation or bylaws permit, the
                                          corporation may purchase the
   The UnitedHealth Group articles        acquiring person's shares at their
require the affirmative vote of at        cost to the acquiring person.
least 66 2/3% of the outstanding          Neither VPN's articles nor bylaws
shares of UnitedHealth Group voting       grant such authorization to the
stock in order to effect certain          corporation.
business
combinations, including a merger,           It should be noted that in
consolidation, exchange of shares,       addition to the anti-takeover
sale of all or substantially all of      provisions discussed above, VPN's
the assets of UnitedHealth Group or      articles and bylaws provide for a
other similar transactions, with a       staggered board of directors.
person who, together with its
affiliates, owns 20% or more of the
outstanding voting stock of
UnitedHealth Group (a "Related
Person"). However, the 66 2/3%
voting requirement will not be
applicable if 66 2/3% of the
continuing directors approve the
business combination, the business
combination is solely between
UnitedHealth Group and a wholly
owned subsidiary, or the cash or
fair market value of the property,
securities or other consideration
to be received per share by holders
of UnitedHealth Group common stock
other than the Related Person is
not less than the highest per share
price paid by the Related Person in
acquiring any of its holdings of
UnitedHealth Group common stock.

   Minnesota law provides that
during any tender offer, a publicly
held corporation may not enter into
or amend an agreement (whether or
not subject to contingencies) that
increases the current or future
compensation of any officer or
director. In addition, under
Minnesota law, a publicly held
corporation is prohibited from
purchasing any voting shares owned
for less than two years from a 5%
shareholder for more than the
market value unless the transaction
has been approved by the
affirmative vote of the holders of
a majority of the voting power of
all shares entitled to vote or
unless the corporation makes a
comparable offer to all holders of
shares of the class or series of
stock held by the 5% shareholder
and to all holders of any class or
series into which such securities
may be converted.

   It should be noted that in
addition to the anti-takeover
measures discussed above, the
provisions of the UnitedHealth
Group articles and bylaws
(i) providing for a staggered board
of directors, (ii) requiring a vote
of 66 2/3% of the outstanding
voting stock to amend certain
provisions of the UnitedHealth
Group articles concerning the
election and removal of directors
and concerning certain business
combinations and (iii) requiring
the request of holders of at least
25% of the outstanding shares in
order for shareholders to call a
special meeting of shareholders
involving a business combination or
any change in the composition of
the board of directors as a result
of such business combination, may
make it more difficult to effect a
change in control of UnitedHealth
Group and may discourage or deter a
third party from attempting a
takeover.

   The foregoing discussion of certain similarities and material differences between the rights of UnitedHealth Group and VPN shareholders under their respective governing statutes, articles of incorporation and bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to Minnesota law and Virginia law, the common law thereunder and the full text of the articles of incorporation and bylaws of each of UnitedHealth Group and VPN.

                                    EXPERTS

   The consolidated balance sheets as of December 31, 1999 and 1998, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, of UnitedHealth Group incorporated by reference in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

   With respect to the unaudited condensed interim financial information for the quarters ended September 30, 2000 and 1999, June 30, 2000 and 1999, and March 31, 2000 and 1999 of UnitedHealth Group incorporated by reference in this proxy statement/prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that condensed interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed interim financial information because these reports are not "reports" or "parts" of the prospectus or elsewhere in the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                                 LEGAL MATTERS

   The validity of the shares of UnitedHealth Group common stock offered by this proxy statement/prospectus will be passed upon for UnitedHealth Group by David J. Lubben, Esq., General Counsel of UnitedHealth Group. Certain legal matters with respect to federal income tax consequences in connection with the proposed transactions will be passed upon for VPN by Hirschler, Fleischer, Weinberg, Cox & Allen, P.C., Richmond, Virginia.

                FUTURE UNITEDHEALTH GROUP SHAREHOLDER PROPOSALS

   UnitedHealth Group's 2000 annual meeting of shareholders took place on May 10, 2000. UnitedHealth Group shareholders wishing to present proposals to be considered at the 2001 annual meeting of shareholders should have submitted their proposals to UnitedHealth Group in accordance with all applicable rules and regulations of the SEC by December 7, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

   UnitedHealth Group Incorporated files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information it files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. UnitedHealth Group filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. VPN is not required to, and has not, filed any reports, proxy statements or other information with the SEC.

   UnitedHealth Group has filed a registration statement on Form S-4 to register the shares of UnitedHealth Group common stock to be issued to VPN shareholders in the proposed transaction. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of UnitedHealth Group as well as the proxy statement of VPN for the VPN Special Meeting.

   As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information relating to UnitedHealth Group you can find in this registration statement or the exhibits to this registration statement. Some of the important business and financial information relating to UnitedHealth Group that you may want to consider in deciding how to vote is not included in this proxy statement/prospectus, but rather is "incorporated by reference" to documents that have been previously filed by UnitedHealth Group with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

   If you are a VPN shareholder, you can obtain any of the documents incorporated by reference from UnitedHealth Group or the SEC. Documents incorporated by reference are available from UnitedHealth Group without charge, excluding all exhibits. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them orally or in writing to the following addresses or by telephone: UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Investor Relations, telephone:
(952) 936-1300.

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE PROPOSED TRANSACTION. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 23, 2001. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF UNITEDHEALTH GROUP COMMON STOCK IN THE PROPOSED TRANSACTION SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed by UnitedHealth Group with the SEC (File No. 1-10864) are incorporated by reference in this proxy statement/prospectus:

  .  Annual Report on Form 10-K for the year ended December 31, 1999.

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000.

  .  Current Reports on Form 8-K filed on March 7 and November 17, 2000.

  . The description of UnitedHealth Group's common stock contained in the registration statement on Form 8-A dated September 20, 1991, and any amendment or report filed for the purpose of updating that description filed after the date of this prospectus and prior to the termination of this offering.

   All reports and definitive proxy or information statements filed by UnitedHealth Group pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this proxy statement/prospectus and prior to the date of the VPN special shareholders meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

   THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL HOLDER OF VPN COMMON STOCK, TO WHOM A PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). YOU CAN OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM UNITEDHEALTH GROUP AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:
UNITEDHEALTH GROUP CENTER, 9900 BREN ROAD EAST, MINNETONKA, MINNESOTA 55343,
ATTENTION: INVESTOR RELATIONS, TELEPHONE: (952) 936-1300.

   IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE VPN SPECIAL SHAREHOLDERS MEETING TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY FEBRUARY 21, 2001.

                                                                         ANNEX A


                          ASSET ACQUISITION AGREEMENT

                                  By and Among

                        UnitedHealth Group Incorporated,

                        United HealthCare Services, Inc.

                                      and

                       Virginia's Physician Network, Inc.

                               ----------------

                               December 29, 2000

                               ----------------

                               TABLE OF CONTENTS

 ARTICLE I. PURCHASE AND SALE OF ASSETS.................................  A-1
 1.1.  Purchase and Sale...............................................   A-1
 1.2.  Satisfaction of Seller's Contractual Put Right..................   A-1
 1.3.  Resolution of Other Contractual Obligations.....................   A-1
 1.4.  Payment of Shares...............................................   A-2
 1.5.  Seller Guaranty to Virginia Bureau of Insurance.................   A-2
 1.6.  The Closing.....................................................   A-2
 1.7.  Actions by Seller After Closing.................................   A-3
 1.8.  Dissenting Shares...............................................   A-3

 ARTICLE II. REPRESENTATIONS AND WARRANTIES OF SELLER...................  A-3
 2.1.  Organization and Qualification..................................   A-3
 2.2.  No Subsidiaries.................................................   A-3
 2.3.  Capitalization..................................................   A-3
 2.4.  Authority Relative to this Agreement............................   A-4
 2.5.  No Conflict; Required Filings and Consents......................   A-4
       No Securities Law Registrations or Filings Required on the Part
 2.6.  of Seller.......................................................   A-5
 2.7.  Title to Purchased Shares, Etc..................................   A-5
 2.8.  Compliance with Law.............................................   A-5
 2.9.  Litigation......................................................   A-5
 2.10. Taxes...........................................................   A-5
 2.11. Finders or Brokers..............................................   A-6
 2.12. Board Recommendation............................................   A-6
 2.13. Tax Matters.....................................................   A-6
 2.14. Registration Statement; Proxy Statement/Prospectus..............   A-6
 2.15. Disclosure......................................................   A-7

 ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT....  A-7
 3.1.  Organization and Qualification..................................   A-7
 3.2.  Capitalization..................................................   A-7
 3.3.  Authority Relative to this Agreement............................   A-7
 3.4.  No Conflicts; Required Filings and Consents.....................   A-8
 3.5.  SEC Filings; Financial Statements...............................   A-8
 3.6.  Absence of Changes or Events....................................   A-9
 3.7.  Finders or Brokers..............................................   A-9
 3.8.  Tax Matters.....................................................   A-9
 3.9.  Registration Statement; Proxy Statement/Prospectus..............   A-9

 ARTICLE IV. COVENANTS AND AGREEMENTS...................................  A-9
 4.1.  Seller Not to Take Certain Actions Pending the Closing Date.....   A-9
       Preparation of Registration Statement; Proxy
 4.2.  Statement/Prospectus; Blue Sky Laws.............................  A-10
 4.3.  Seller Shareholders Meeting.....................................  A-10
 4.4.  Additional Agreements; Cooperation..............................  A-10
 4.5.  Publicity.......................................................  A-11
 4.6.  Notification of Certain Matters.................................  A-11
 4.7.  Rule 145 Matters................................................  A-11
 4.8.  Tax-Free Reorganization.........................................  A-12
 4.9.  SEC Filings; Compliance.........................................  A-12
 4.10. Listing of Additional Shares....................................  A-12

 ARTICLE V. CONDITIONS TO CLOSING....................................... A-12
       Conditions to Each Party's Obligation to Effect the
 5.1.  Transactions....................................................  A-12
 5.2.  Conditions to Obligations of Purchaser and Parent...............  A-13
 5.3.  Conditions to Obligations of Seller.............................  A-15

 ARTICLE VI. TERMINATION................................................ A-16
 6.1.  Termination.....................................................  A-16
 6.2.  Effect of Termination...........................................  A-16
 6.3.  Fees and Expenses...............................................  A-16

 ARTICLE VII. MISCELLANEOUS............................................. A-17
 7.1.  Nonsurvival of Representations and Warranties...................  A-17
 7.2.  Waiver..........................................................  A-17
 7.3.  Notices.........................................................  A-17
 7.4.  Counterparts....................................................  A-18
 7.5.  Interpretation..................................................  A-18
 7.6.  Amendment.......................................................  A-18
 7.7.  No Third Party Beneficiaries....................................  A-18
 7.8.  Governing Law...................................................  A-18
 7.9.  Entire Agreement................................................  A-19
 7.10. Validity........................................................  A-19

 SIGNATURES............................................................. A-19

 EXHIBITS

 A Form of Seller Affiliate Letter...................................... A-20

                          ASSET ACQUISITION AGREEMENT

   This Asset Acquisition Agreement (this "Agreement"), dated December 29, 2000, is made and entered into by and among UnitedHealth Group Incorporated, a Minnesota corporation ("Parent"), United HealthCare Services, Inc., a Minnesota corporation and a direct wholly owned subsidiary of Parent ("Purchaser"), and Virginia's Physician Network, Inc., a Virginia corporation ("Seller").

   WHEREAS, UnitedHealthcare, Inc., a Delaware corporation and a direct wholly owned subsidiary of Purchaser, owns approximately 51% of the issued and outstanding shares of common stock of United HealthCare of Virginia, Inc., a Virginia corporation ("UHC Virginia"), and Seller owns the remaining approximately 49% of the issued and outstanding shares of common stock of UHC Virginia; and

   WHEREAS, the shares of common stock of UHC Virginia owned by Seller comprise substantially all of the assets of Seller; and

   WHEREAS, Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, the shares of common stock of UHC Virginia owned by Seller in exchange for (i) shares of common stock of Parent which will be distributed to the shareholders of Seller on a pro rata basis and (ii) the resolution by Purchaser of certain monetary obligations owing from Seller to Purchaser; and

   WHEREAS, it is intended that the transactions contemplated by this Agreement will qualify as a "reorganization" within Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

   NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                          PURCHASE AND SALE OF ASSETS

   1.1. Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Seller shall, at the Closing (as defined in Section 1.5 hereof), sell, transfer and assign to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller's right, title and interest in and to 1,237.25 shares of common stock, par value $$1.00 per share, of UHC Virginia (the "Purchased Shares"). Purchaser shall not purchase or acquire any assets of Seller other than the Purchased Shares.

   1.2. Satisfaction of Seller's Contractual Put Right. In satisfaction of Seller's put right as set forth in the Intra-Party Agreements (as hereinafter defined), the Purchaser shall pay to the Seller for the Purchased Shares that number of shares of common stock, par value $0.01 per share, of Parent ("Parent Common Stock") determined by dividing $17,948,278.04 by the "Parent Average Price".

The term "Parent Average Price" means the average closing price per share of Parent Common Stock on the New York Stock Exchange for the thirty consecutive trading days ending with and including the third business day preceding the Closing Date.

   1.3. Resolution of Other Contractual Obligations. Purchaser agrees to be responsible for the ultimate negotiation and resolution of the contested liability represented by the promissory note dated November 5, 1999, from Seller to Purchaser in the amount of $2,351,721.96, including accrued and unpaid interest thereon

(the "Promissory Note"), and Seller shall have no further liability on the Promissory Note. Except as provided above, Seller shall retain, and neither Purchaser nor Parent shall assume, and nothing contained in this Agreement shall be construed as an assumption by Purchaser or Parent of, any liabilities, obligations or undertakings of Seller of any nature whatsoever, whether accrued or unaccrued, fixed or contingent, known or unknown, due or to become due, or otherwise.

   1.4. Payment of Shares.

   (a) At least two business days prior to the Closing Date (but in no event sooner than 1 business day after the Seller Shareholder Meeting as described in
Section 2.14), Seller shall provide to Purchaser a list (the "Seller Shareholder List"), certified as true, correct and complete by an officer of Seller, of all of the shareholders of Seller as of the close of business on the preceding business day (the "Cutoff Date") and of the number of shares of common stock, par value $0.01 per share, of Seller ("Seller Common Stock") owned by each such shareholder at the close of business on the Cutoff Date. Seller shall not issue or reacquire any shares of Seller Common Stock, and shall not permit any shares of Seller Common Stock to be transferred on the books of Seller, after the Cutoff Date and on or before the Closing Date.

   (b) Purchaser shall deliver or cause to be delivered to each shareholder of Seller identified in the Seller Shareholder List that number of shares of Parent Common Stock, registered in such shareholders' respective names, determined by multiplying the total number of shares of Parent Common Stock payable pursuant to Section 1.2 by a fraction, the numerator of which is the number of shares of Seller Common Stock held by such shareholder as set forth in the Seller Shareholder List, and the denominator of which is the total number of shares of Seller Common Stock set forth in the Seller Shareholder List. Notwithstanding the above, at Seller's election, which shall be communicated to Purchaser no later than three (3) business days prior to the filing of the Registration Statement, Seller may direct that a portion of the Parent Common Stock be paid and delivered to, and titled in the name of, Seller.

   (c) Notwithstanding (b) above, no fraction of a share of Parent Common Stock will be delivered to any holder of Seller Common Stock. In lieu thereof, Purchaser shall pay to each holder of shares of Seller Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price for a share of Parent Common Stock on the New York Stock Exchange on the last full trading day prior to the Closing Date.

   (d) At Seller's sole discretion, the shares of Parent Common Stock to be delivered pursuant to (b) above may be delivered by mailing stock certificates evidencing such shares to Seller's shareholders at their addresses as they appear in Seller's stock register, or they may be delivered in the form uncertificated shares of Parent Common Stock issued in accordance with the provisions of Section 302A.417, Subd. 7 of the Minnesota Business Corporation Act and the direct registration system maintained by the registrar and transfer agent for Parent Common Stock.. Seller's determination in this regard shall be communicated to Purchaser along with the Seller Shareholder List.

   1.5. Seller Guaranty to Virginia Bureau of Insurance. As set forth in
Section VI.L. of the Second Amendment and Restatement of Shareholder Agreement between Purchaser and Seller dated June 30, 2000, Purchaser and Parent will (i) assume all of Seller's obligations pursuant to that certain guaranty dated June 18, 1997 made by Seller to the Virginia Bureau of Insurance, (ii) use its reasonable best efforts to have Seller released from such guaranty, and (iii) indemnify and hold harmless Seller from and against any and all costs, claims, payments, damages, or expenses (including, without limitation, legal expenses) incurred by Seller related to any attempted or actual enforcement of such guaranty.

   1.6. The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Parent within two business days after the date on which the last of the conditions set forth in
Article V shall have been satisfied or waived, or at such other place and on such other date as are mutually agreed upon by Parent, Purchaser and Seller (the "Closing Date").

   1.7 Actions by Seller After Closing. As soon as is practicable after the Closing (and in any event not more than one year after the Closing Date), Seller shall dissolve and terminate its corporate existence in accordance with the provisions of its articles of incorporation, bylaws, and the Virginia Stock Corporation Act (the "VSCA").

   1.8. Dissenting Shares. For purposes of this Agreement, the term "Dissenting Shares" means any shares of Seller Common Stock issued and outstanding immediately prior to the Closing Date with respect to which dissenters rights apply under Section 13.1-730 of the VSCA which are held by a holder who has not voted in favor of the transactions contemplated by this Agreement or consented thereto in writing and who has properly delivered to Seller a notice of intent to demand payment pursuant to Section 13.1-733 of the VSCA. Notwithstanding any provision of this Agreement to the contrary, no holder of Dissenting Shares shall be entitled to receive shares of Parent Common Stock pursuant to Section
1.4 unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to payment under the VSCA. Instead, with respect to all such Dissenting Shares on the Closing Date, Purchaser shall issue Parent Common Stock to Seller in the amount that would otherwise be issuable to holders of Dissenting Shares, and Seller shall comply with the dissenter's rights statutes under Virginia law. Seller shall give Purchaser notice of any notices of intent to demand payment which are received by Seller with respect to Dissenting Shares.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF SELLER

   Seller represents and warrants to Purchaser and Parent that the statements contained in this Article II are true and correct:

   2.1. Organization and Qualification. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Seller is duly qualified and in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary. Seller is not in violation of any of the provisions of its articles of incorporation, bylaws, or other applicable governing document.

   2.2. No Subsidiaries. There is no corporation or other organization, whether incorporated or unincorporated, of which Seller directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions.

   2.3. Capitalization.

   (a) The authorized capital stock of Seller consists of 10,000,000 shares of Seller Common Stock. As of the date hereof, 2,151,180 shares of Seller Common Stock were issued and outstanding, and Seller held no shares of Seller Common Stock in its treasury. Seller has no outstanding bonds, debentures, notes or other securities or obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote on any matter on which any shareholder of Seller has a right to vote. All issued and outstanding shares of Seller Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except for options to purchase an aggregate of 175,912 shares of Seller Common Stock which are outstanding under Seller's Virginia's Physician Network, Inc. Stock Option

Plan dated April 22, 1998, as amended, ("Seller's Option Plan"), there are no outstanding options, warrants, convertible or exchangeable securities or other rights which obligate Seller to issue, exchange, transfer or sell any shares of capital stock of Seller or any other securities or obligations which are convertible into, exercisable for or exchangeable for any shares of such capital stock. Other than agreements with Purchaser, including the Shareholder Agreement between Purchaser and Seller dated March 1, 1996, the First Amendment to the Shareholder Agreement dated January 1, 1998, the Second Amendment and Restatement of Shareholder Agreement dated June 30, 2000, and the Letter Agreement between Purchaser and Seller dated December 29, 1999 (collectively, the "Intra-Party Agreements"), there are no outstanding obligations of Seller to repurchase, redeem or otherwise acquire any shares of capital stock of Seller.

   (b) The Seller Shareholder List delivered by Seller to Purchaser pursuant to
Section 1.4(a) will be a true, correct and complete list of all of the shareholders of Seller as of the Cutoff Date and of the number of shares of Seller Common Stock owned by each such shareholder at the close of business, in each case as reflected on the books of the Seller, on the Cutoff Date.

   2.4. Authority Relative to this Agreement. Seller has the requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and, subject to obtaining the necessary approval of its shareholders as required by the VSCA and Seller's articles of incorporation and bylaws, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than approval by Seller's shareholders as required by the VSCA and Seller's articles of incorporation and bylaws). This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery hereof by Purchaser and Parent, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles.

   2.5. No Conflict; Required Filings and Consents

   (a) Assuming that all filings, notices, permits, authorizations, consents and approvals or waivers thereof have been duly made or obtained as contemplated by (b) and (c) below, neither the execution and delivery of this Agreement by Seller nor the consummation of the transactions contemplated hereby nor the compliance by Seller with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien upon any of the properties or assets of Seller under, any of the terms, conditions or provisions of (x) its articles of incorporation, bylaws, or other applicable governing document, (y) any note, bond, charge, lien, pledge, mortgage, indenture or deed of trust to which Seller is a party or to which it or any of its properties or assets may be subject, or (z) any license, lease, agreement or other instrument or obligation to which Seller is a party or to which it or any of its properties or assets may be subject, or (ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any of its properties or assets.

   (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any court, commission, governmental body, regulatory authority, agency or tribunal wherever located (collectively, "Governmental Approvals") is required to be obtained, made or given by Seller in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated hereby exceptthe filing of a Form D with the Virginia Bureau of Insurance with respect to the purchase and sale of the Purchased Shares and the approval of such filing by the Virginia Bureau of Insurance.

   (c) No consent, approval, waiver, or other action on the part of, and no notice to, any non-governmental person or entity is required to be obtained, made or given by Seller in connection with the execution and delivery of this Agreement or the consummation by Seller of the transactions contemplated hereby except for the approval of the sale of the Purchased Shares by Seller and the dissolution of Seller by the holders of at least two-thirds of the outstanding shares of Seller Common Stock pursuant to Sections 13.1-724 and 13.1-742 of the VSCA.

   2.6. Securities Law Registrations and Required Filings on the Part of Seller. To the best of Seller's knowledge after reasonable investigation and due diligence, Seller is not and has not been required to register Seller Common Stock under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") or the securities or Blue Sky laws of any state, except that Seller has registered by qualification under the Virginia Securities Act and sold 2,040,755 shares of Seller common stock pursuant to that certain Registration Statement of Seller dated March 25, 1996. To the best of Seller's knowledge after reasonable investigation and due diligence, Seller is not and has not been required to file any annual or quarterly reports, proxy statements, or other documents with the Securities and Exchange Commission (the "SEC") under the Exchange Act.

   2.7. Title to Purchased Shares, Etc.

   (a) Other than a Stock Pledge Agreement dated November 5, 1999 with Seller as pledgor and Purchaser, as pledgee, to secure Seller's obligations under the Note (the "Pledge Agreement"), Seller owns, beneficially and of record, all right, title and interest in and to the Purchased Shares free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts, proxies or other arrangements, restrictions or limitations of any kind. On the Closing Date, the delivery by Seller of a stock certificate or certificates evidencing the Purchased Shares in the manner set forth in Section 5.2(f) hereof will transfer good and valid title to the Purchased Shares to Purchaser, free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts, proxies or other arrangements, restrictions or other legal or equitable limitations of any kind.

   (b) The Purchased Shares constitute all of the shares of capital stock of UHC Virginia which are owned beneficially or of record by Seller. Other than pursuant to the Intra-Party Agreements, Seller has no rights to acquire any shares of capital stock of UHC Virginia from UHC Virginia or any other person or entity. The Purchased Shares constitute substantially all of the assets of Seller within the meaning of Section 368(a)(1)(C) of the Code.

   2.8. Compliance with Law. To the best of Seller's knowledge, all activities of Seller have been, and are currently being, conducted in compliance in all material respects with all applicable United States federal, state, and local laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders and other similar items of any court or other governmental entity or any nongovernmental self-regulatory agency.

   2.9. Litigation. There is no (a) claim, action, suit or proceeding pending or, to Seller's knowledge, overtly threatened against or relating to Seller before any court or other governmental entity, (b) alternative dispute resolution proceeding pending or overtly threatened against Seller, or (c) outstanding judgment, order, writ, injunction or decree, or application, request or motion therefor, of any court or other governmental entity in a proceeding to which Seller or any of its assets was or is a party, and Seller is not in default with respect to any such judgment, order, writ, injunction or decree.

   2.10. Taxes.

   (a) "Tax" or "Taxes" shall mean all United States federal, state, provincial, local or foreign taxes and any other applicable duties, levies, fees, charges and assessments that are in the nature of a tax, including income, gross receipts, property, sales, use, license, excise, franchise, ad valorem, value-added, transfer, social security payments, and health taxes and any deductibles relating to wages, salaries and benefits and payments to subcontractors for any jurisdiction in which Seller does business (to the extent required under applicable Tax law), together with all interest, penalties and additions imposed with respect to such amounts.

   (b) (i) Other than Seller's 1999 federal and state income tax returns, which have been filed but which were filed late Seller has prepared and timely filed with the appropriate governmental agencies all franchise, income and all other material Tax returns and reports required to be filed (collectively "Returns"), taking into account any extension of time to file granted to or obtained on behalf of Seller;

     (ii) all Taxes of Seller shown on such Returns or all Taxes otherwise known by Seller to be due or payable (including the uncontested portion of any Taxes which are being contested) have been timely paid in full to the proper authorities, other than such Taxes as are being contested in good faith by appropriate proceedings or which are adequately reserved for in accordance with generally accepted accounting principles;

     (iii) all deficiencies resulting from Tax examinations of income, sales and franchise and all other material Returns filed by Seller in any jurisdiction in which such Returns are required to be so filed have either been paid or are being contested in good faith by appropriate proceedings;

     (iv) no deficiency has been asserted or assessed against Seller which has not been satisfied or otherwise resolved, and no examination of Seller is pending or overtly threatened for any amount of Tax by any taxing authority;

     (v) no extension of the period for assessment or collection of any material Tax is currently in effect and no extension of time within which to file any Return has been requested, which Return has not since been filed;

     (vi) all Returns filed by Seller are correct and complete or adequate reserves have been established with respect to any additional Taxes that may be due (or may become due) as a result of such Returns not being correct or complete; and

     (vii) there are no Tax liens on any assets of Seller other than liens for Taxes not yet due or payable.

   2.11. Finders or Brokers. Other than an approximately $12,000 fee to be paid to Cain Brothers, Inc. by Seller, neither Seller nor the board of directors of Seller nor any member of such board has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the transactions contemplated hereby.

   2.12. Board Recommendation. The board of directors of Seller, at a meeting of such board duly held on December 28, 2000, approved and adopted this Agreement and the transactions contemplated hereby and recommended that the shareholders of Seller approve such transactions, and such board has not rescinded or modified in any respect any of such actions.

   2.13. Tax Matters. Neither Seller nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368(a)(1)(C) of the Code.

   2.14. Registration Statement; Proxy Statement/Prospectus. The information supplied by Seller for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Parent Common Stock to be issued pursuant to this Agreement will be registered with the SEC (the "Registration Statement") shall not, to the best of Seller's knowledge after reasonable investigaton and due diligence,at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Seller for inclusion in the proxy statement/prospectus to be sent to the shareholders of Seller in connection with the meeting of Seller's shareholders to consider the transactions contemplated by this Agreement (the "Seller Shareholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not, to the best of Seller's knowledge after reasonable investigation and due diligence, on the date the Proxy Statement/Prospectus is first mailed to Seller's shareholders, at the time of the Seller Shareholders Meeting and at the Closing Date, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Shareholders Meeting which has become false or misleading. If at any time prior to the Closing Date any event or information should be discovered by Seller which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Seller shall promptly inform Parent. Notwithstanding the foregoing, Seller makes no representation, warranty or covenant with respect to any information supplied by Parent or Purchaser in writing specifically for use in any of the foregoing documents.

   2.15. Disclosure. Each of the representations and warranties set forth in this Article II shall be deemed made at and as of the date of this Agreement and again at and as of the Closing Date, as if made at such time and substituting the Closing Date for the date of this Agreement throughout this
Article II, except to the extent such representations and warranties specifically refer to a date other than the date of this Agreement. The representations and warranties set forth in this Article II, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT

   Purchaser and Parent represent and warrant to Seller that the statements contained in this Article III are true and correct:

   3.1. Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Purchaser is duly qualified and in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified that would not, individually or in the aggregate, have, or would not reasonably be expected to have, a "Parent Material Adverse Effect" as hereinafter defined. As used in this Agreement, the term "Parent Material Adverse Effect" means any change, effect, event or condition that (a) has a material adverse effect on the assets, business, results of operations, condition (financial or other) or prospects of Parent and its subsidiaries, taken as a whole, or (b) would prevent or materially delay Purchaser's or Parent's ability to consummate the transactions contemplated hereby.

   3.2. Capitalization. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

   3.3. Authority Relative to this Agreement.

   (a) Each of Purchaser and Parent has the requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated hereby.

The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each of Purchaser and Parent and no other corporate proceedings on the part of Purchaser or Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Purchaser and Parent and, assuming the due authorization, execution and delivery hereof by Seller, constitutes a valid and binding agreement of each of Purchaser and Parent, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles.

   (b) The shares of Parent Common Stock to be issued by Parent pursuant to this Agreement (i) have been duly authorized, and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights, (ii) will, when issued in accordance with the terms of this Agreement, be registered under the Securities Act, and registered or exempt from registration under applicable state securities and Blue Sky laws, and (iii) will, when issued in accordance with the terms of this Agreement, be listed on the New York Stock Exchange.

   3.4. No Conflicts; Required Filings and Consents.

   (a) Neither the execution, delivery or performance of this Agreement by Purchaser or Parent, nor the consummation of the transactions contemplated hereby, nor compliance by Purchaser or Parent with any provision hereof will
(i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Purchaser or Parent, (ii) cause a default or give rise to any right of termination, cancellation or acceleration or loss of a material benefit under, or result in the creation of any lien, charge or other encumbrance upon any of the properties of Purchaser or Parent under any of the terms, conditions or provisions of any note, bond, mortgage or indenture, or any other material instrument, obligation or agreement to which Purchaser or Parent is a party or by which its properties or assets may be bound or (iii) violate any law applicable to Purchaser or Parent or binding upon any of its properties, except for, in the case of clauses (ii) and (iii), such defaults or violations which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

   (b) No Governmental Approvals are required to be obtained, made or given by Purchaser or Parent in connection with the execution and delivery of this Agreement or the consummation by Purchaser or Parent of the transactions contemplated hereby except:

     (i) the filing of the Registration Statement with the SEC under the Securities Act, as further described in Section 4.2;

     (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities and Blue Sky laws; and

     (iiii) the filing of a Form D with the Virginia Bureau of Insurance with respect to the purchase and sale of the Purchased Shares and the approval of such filing by the Virginia Bureau of Insurance.

   3.5. SEC Filings; Financial Statements.

   (a) Parent has filed all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 1997 to the date hereof (collectively, as supplemented and amended since the time of filing, the "Parent SEC Reports") with the SEC. The Parent SEC Reports (i) were prepared in all material respects in compliance with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Parent SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Parent SEC Report filed prior to the date of this Agreement.

   (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its subsidiaries included or incorporated by reference in the Parent SEC Reports have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of Parent and its subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except, in the case of all such financial statements that are interim financial statements, for normal year-end adjustments).

   3.6. Absence of Changes or Events. Except as set forth in the Parent SEC Reports, since September 30, 2000, through the date of this Agreement, Parent and its subsidiaries have not incurred any liability or obligation that has resulted or would reasonably be expected to result in a Parent Material Adverse Effect, and there has not been any change in the business, financial condition or results of operations of Parent or any of its subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

   3.7. Finders or Brokers. None of Parent, Purchaser, the other subsidiaries of Parent, the boards of directors of Parent or Purchaser or any member of such boards of directors has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the transactions contemplated hereby.

   3.8. Tax Matters. Neither Parent nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Seller or any of its affiliates) would prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368(a)(1)(C) of the Code.

   3.9. Registration Statement; Proxy Statement/Prospectus. The information supplied by Parent and Purchaser for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent and Purchaser for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to Seller's shareholders, at the time of the Seller Shareholders Meeting and at the Closing Date, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Shareholders Meeting which has become false or misleading. If at any time prior to the Closing Date any event or information should be discovered by Parent or Purchaser which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Purchaser will promptly inform Seller. Notwithstanding the foregoing, Parent and Purchaser make no representation, warranty or covenant with respect to any information supplied by Seller in writing specifically for use in any of the foregoing documents.

                                   ARTICLE IV

                            COVENANTS AND AGREEMENTS

   4.1. Seller Not to Take Certain Actions Pending the Closing Date. Except as expressly agreed to in writing by Parent, during the period from the date of this Agreement to the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, Seller shall not:

     (a) issue any shares of Seller Common Stock after the Cutoff Date, whether upon the exercise of options outstanding under Seller's Option Plan or otherwise; or reacquire any shares of Seller Common Stock; or issue any bonds, debentures, notes or other securities or obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote on any matter on which any shareholder of Seller has a right to vote; or issue any options, warrants, convertible or exchangeable securities or other rights which obligate Seller to issue, exchange, transfer or sell any shares of capital stock of Seller or any other securities or obligations which are convertible into, exercisable for or exchangeable for any shares of such capital stock; or enter into any obligations of Seller to repurchase, redeem or otherwise acquire any shares of capital stock of Seller; or permit any shares of Seller Common Stock to be transferred on its books after the Cutoff Date;

     (b) sell or otherwise dispose of, or agree to sell or otherwise dispose of, any interest in the Purchased Shares; or create or suffer to be created or to exist any security interest, claim, lien, pledge, option, encumbrance, charge, agreement, voting trust, proxy or other arrangement, restriction or limitation of any kind with respect to the Purchased Shares; or take or suffer to be taken any action which would prevent the delivery by Seller of a stock certificate or certificates evidencing the Purchased Shares in the manner set forth in Section 5.2(f) hereof at the Closing Date from transferring good and valid title to the Purchased Shares to Purchaser, free and clear of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts, proxies or other arrangements, restrictions or other legal or equitable limitations of any kind;

     (c) amend its articles of incorporation, bylaws, or other applicable governing document;

     (d) acquire any substantial assets;

     (e) alter (through merger, liquidation, reorganization, restructuring or in any fashion) the corporate structure or ownership of Seller; or

     (f) authorize, recommend, propose, agree or announce an intention to do any of the foregoing or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   4.2. Preparation of Registration Statement; Proxy Statement/Prospectus; Blue Sky Laws. As promptly as practicable and no later than 20 business days after the date hereof, Parent and Seller shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement/Prospectus will be included as part thereof. Parent and Seller shall each use its reasonable best efforts to have such Registration Statement declared effective under the Securities Act as promptly as practicable after filing. The Proxy Statement/Prospectus shall, when prepared pursuant to this Section 4.2 and mailed to Seller's shareholders, comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The Proxy Statement/Prospectus shall include the recommendation of Seller's board of directors that Seller's shareholders approve the transactions contemplated by this Agreement. Parent shall also take any action required to be taken under any applicable state securities or Blue Sky laws in connection with the issuance of the Parent Common Stock pursuant to this Agreement; provided, however, that neither Parent nor Seller shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where any such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of Parent Common Stock.

   4.3 Seller Shareholders Meeting. Seller shall, promptly after the date hereof, take all action necessary in accordance with the VSCA and its articles of incorporation and bylaws to convene the Seller Shareholders Meeting within 30 days of the Registration Statement being declared effective by the SEC (or such longer period as may be required by the VSCA or Seller's bylaws). Seller shall consult with Parent regarding the date of the Seller Shareholders Meeting. Seller shall use its best efforts to solicit from Seller's shareholders proxies in favor of approval of the transactions contemplated by this Agreement and shall take all other action necessary or advisable to secure the vote or consent of Seller's shareholders required to effect such transactions.

   4.4. Additional Agreements; Cooperation.

   (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to cooperate, subject to compliance with applicable law, with each other in connection with the foregoing, including using its reasonable best efforts (i) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, material leases and other material contracts, (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulations, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, (iv) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and filings and submissions of information requested by governmental entities and (vi) to fulfill all conditions to this Agreement.

   (b) Each of the parties hereto agrees, subject to compliance with applicable law, to furnish to each other party hereto such necessary information and reasonable assistance as such other party may request in connection with its preparation of necessary filings or submissions to any regulatory or governmental agency or authority, including, without limitation, any filing necessary under the Exchange Act, the Securities Act and any other United States federal or state, or foreign statute or regulation. Each party hereto shall promptly inform each other party of any material communication any government or governmental authority regarding any of the transactions contemplated thereby.

   (c) UHC Virginia will have input into the communication to Seller's shareholders of the transactions contemplated by this Agreement. The communication will encourage Seller's shareholders to remain participating physicians in the UnitedHealthcare network and members of UHC Virginia committees and advisory panels.

   4.5. Publicity. Except as otherwise required by applicable law, rule, regulation, or stock exchange rule, so long as this Agreement is in effect, Parent and Seller shall not, and shall not permit any of their respective affiliates or representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Parent and Seller shall cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and shall furnish the other with drafts of any such releases and announcements as far in advance as possible. Such communications shall emphasize the positive positioning of UHC Virginia and the achievement of many of the Seller's original objectives.

   4.6. Notification of Certain Matters. Seller or Parent, as the case may be, shall promptly notify the other of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause, (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, (b) any material failure of Seller, Parent or Purchaser, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (c) the institution of any claim, suit, action or proceeding arising out of or related to the transactions contemplated by this Agreement; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

   4.7. Rule 145 Matters.

   (a) Promptly following the date of this Agreement, Seller shall deliver to Parent a list of names and addresses of those persons who are affiliates of Seller within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act (the "Seller Affiliates"). Seller shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. Seller shall deliver to Parent, on or prior to the Closing, an affiliate letter in the form attached hereto as Exhibit A, executed by each of the Seller Affiliates identified in the foregoing list. Parent shall be entitled to place the legend that is specified in such affiliate letters on any certificates evidencing any of the shares of Parent

Common Stock to be received by such Seller Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters. Promptly following the execution of this Agreement by the Parties and no less than 30 days prior to the Closing Date, Purchaser and Parent agree to deliver to Seller all administrative procedures, copies of forms and other documents for Seller Affiliates to complete to enable such Seller Affiliates to sell Parent Common Stock received by them in accordance with Rule 145 and pursuant to this Agreement.

   (b) For so long as resales of shares of Parent Common Stock issued pursuant to this Agreement are subject to the resale restrictions set forth in Rule 145 under the Securities Act, Parent will use good faith efforts to comply with Rule 144(c)(1) under the Securities Act.

   4.8. Tax-Free Reorganization. Parent and Seller shall each use all commercially reasonable efforts to cause the transactions contemplated by this Agreement to qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code.

   4.9. SEC Filings; Compliance. Parent and Seller shall each cause the forms, reports, schedules, statements and other documents required to be filed with the SEC by Parent and Seller (if any), respectively, between the date of this Agreement and the Closing Date to be prepared in all material respects in compliance with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and such reports, schedules, statements, and other documents will not at the time they are filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding any other provision hereof, Parent and Purchaser shall pay all costs associated with the preparation and filing of the Registration Statement, except for costs incurred by Seller in preparing the Proxy Statement/Prospectus.

   4.10. Listing of Additional Shares. Prior to the Closing Date Parent shall list the shares of Parent Common Stock to be issued pursuant to this Agreement on the New York Stock Exchange, subject to official notice of issuance.

                                   ARTICLE V

                             CONDITIONS TO CLOSING

   5.1. Conditions to Each Party's Obligation to Effect the Transactions. The respective obligations of each party to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) Shareholder Approval. The sale of the Purchased Shares by Seller and the dissolution of Seller shall have been approved by the holders of at least two-thirds of the outstanding shares of Seller Common Stock pursuant to Sections 13.1-724 and 13.1-742 of the VSCA and Seller's articles of incorporation and bylaws.

     (b) No Action, Injunction or Restraints. No action or proceeding by any court, regulatory authority or other governmental entity or by any private party seeking to prevent consummation of the transactions contemplated by this Agreement, asserting the illegality of such transactions or this Agreement or seeking material damages arising out of such transactions shall be pending or threatened.

     (c) Governmental Consents. All necessary authorizations, consents, orders or approvals of, or declarations or filings with, or expiration or waiver of waiting periods imposed by, any court, regulatory authority or other governmental entity of any applicable jurisdiction required for the consummation of the transactions contemplated by this Agreement shall have been, as applicable, filed, expired or obtained.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending such effectiveness shall have been issued, and no proceedings seeking such a stop order shall be pending before or, to the knowledge of Parent, threatened by the SEC.

   5.2. Conditions to Obligations of Purchaser and Parent. The obligations of Purchaser to purchase the Purchased Shares from Seller and of Purchaser and Parent to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Seller set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

     (b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event or condition that would reasonably be expected to prevent or materially delay Seller's ability to consummate the transactions contemplated by this Agreement.

     (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court, regulatory authority or other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect (i) imposing or seeking to impose material limitations on the ability of Purchaser or Parent to acquire or hold or to exercise full rights of ownership of any of the Purchased Shares, or (ii) imposing or seeking to impose other material sanctions, damages, or liabilities as a result of the transactions contemplated by this Agreement on Purchaser or Parent or any of their officers or directors.

     (e) Delivery of Closing Documents. At or prior to the Closing Date, Seller shall have delivered to Purchaser and Parent all of the following:

       (i) a certificate of the chief executive officer of Seller, dated as of the Closing Date, stating that the conditions precedent set forth in
    (a), (b) and (c) above have been satisfied; and

       (ii) copies of (A) the articles of incorporation of Seller, dated as of a recent date, certified by the Secretary of State of the Commonwealth of Virginia, and (B) the bylaws of Seller and the resolutions adopted by the board of directors of Seller and by the shareholders of Seller authorizing and approving the transactions contemplated by this Agreement, certified by the secretary of Seller.

     (f) Delivery of Certificates for the Purchased Shares and Cross-Receipts. Seller shall have delivered to Purchaser one or more stock certificates evidencing in the aggregate all of the Purchased Shares, duly endorsed to Purchaser; and Seller and Purchaser shall have delivered cross-receipts for the Purchased Shares and the purchase price payable therefor pursuant to Article I.

     (g) Consents, etc. Purchaser and Parent shall have received evidence, in form and substance reasonably satisfactory to them, that all notices to, licenses, permits, consents, waivers, approvals, contract extensions, authorizations, qualifications, and orders of all governmental entities and any other third parties contemplated by Sections 2.5(b) and (c) have been made and obtained.

     (h) Seller Affiliate Letters. Parent shall have received the letters described in Section 4.7(a) hereof executed by each of the Seller Affiliates.

     (i) Exercises of Dissenters Rights. Holders of no more than 10% of the shares of Seller Common Stock outstanding at the Cutoff Date shall have delivered to Seller and not withdrawn notices of intent to demand payment pursuant to Section 13.1-733 of the VSCA.

     (j) Opinion of Counsel to Seller. Hirschler, Fleischer, Weinberg, Cox & Allen, counsel to Seller, shall have delivered their opinion to Purchaser and Parent, dated the Closing Date, addressed to Purchaser and Parent, and in form and substance reasonably satisfactory to Purchaser and Parent, to the effect that:

         (i) Seller is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Seller is duly qualified and in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary.

         (ii) The authorized capital stock of Seller consists of 10,000,000 shares of Seller Common Stock. As of the Closing Date, 2,151,180 shares of Seller Common Stock are issued and outstanding, which is the same number of shares as the total number of shares set forth in the certified list delivered by Seller to Purchaser and Parent pursuant to Section 1.4(a. To the knowledge of such counsel, Seller has no outstanding bonds, debentures, notes or other securities or obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote on any matter on which any shareholder of Seller has a right to vote. All issued and outstanding shares of Seller Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, To the knowledge of such counsel, except for options to purchase an aggregate of 175,912 shares of Seller Common Stock which are outstanding under Seller's Option Plan, there are no outstanding options, warrants, convertible or exchangeable securities or other rights which obligate Seller to issue, exchange, transfer or sell any shares of capital stock of Seller or any other securities or obligations which are convertible into, exercisable for or exchangeable for any shares of such capital stockTo the knowledge of such counsel, other than the Intra-Party Agreements, there are no outstanding obligations of Seller to repurchase, redeem or otherwise acquire any shares of capital stock of Seller.

         (iii) Seller has the requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery hereof by Purchaser and Parent, constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles.

         (iv) Neither the execution and delivery of this Agreement by Seller nor the consummation of the transactions contemplated hereby nor the compliance by Seller with any of the provisions hereof will
      (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien upon any of the properties or assets of Seller under, any of the terms, conditions or provisions of (x) its articles of incorporation, bylaws, or other applicable governing document, (y) any note, bond, charge, lien, pledge, mortgage, indenture or deed of trust known to such counsel to which Seller is a party or to which it or any of its properties or assets may be subject, or (z) any license, lease, agreement or other instrument or obligation known to such counsel to which Seller is a party or to which it or any of its properties or assets may be subject, or (ii) violate any judgment, ruling, order, writ, injunction, or decree known to such counsel, or any statute, rule or regulation, applicable to Seller or any of its properties or assets.

         (v) To the best of Seller's knowledge after reasonable investigation and due diligence, Seller is not and has not been required to register Seller Common Stock under the Securities Act or the Exchange Act or the securities or Blue Sky laws of any state, except that Seller has registered by qualification under the Virginia Securities Act and sold 2,040,755 shares of Seller common stock pursuant to that certain Registration Statement of Seller dated March 25, 1996. To the best of Seller's knowledge after reasonable investigation and due diligence, . Seller is not and has not been required to file any annual or quarterly reports, proxy statements, or other documents with the SEC under the Exchange Act.

         (vi) The delivery by Seller of a stock certificate or certificates evidencing the Purchased Shares in the manner set forth in Section 5.2(f) hereof will transfer all of Seller's right, title and interest in and to the Purchased Shares to Purchaser, free and clear, to the knowledge of such counsel, of any security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts, proxies or other arrangements, restrictions or other legal or equitable limitations of any kind, other than lien imposed by the Pledge Agreement.

In rendering such opinions, Hirschler, Fleischer, Weinberg, Cox & Allen shall not be required to render any opinion with respect to any law other than the law of the Commonwealth of Virginia and the federal law of the United States of America. In rendering the enforceability opinion called for in (iii) above and the opinion called for in (vi) above, Hirschler, Fleischer, Weinberg, Cox & Allen may assume that the laws of the State of Minnesota are the same as the laws of the Commonwealth of Virginia in all respects material to such opinions.

   5.3. Conditions to Obligations of Seller. The obligations of Seller to sell the Purchased Shares to Purchaser and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent and Purchaser set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

     (b) Performance of Obligations of Purchaser and Parent. Purchaser and Parent shall have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date.

     (c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.

     (d) Delivery of Closing Documents. At or prior to the Closing Date, Parent shall have delivered to Seller a certificate of a senior vice president of Parent, dated as of the Closing Date, stating that the conditions precedent set forth in (a), (b) and (c) above have been satisfied.

     (e) [Reserved]

     (f) Delivery of Cross-Receipts. Seller and Purchaser shall have delivered cross-receipts for the Purchased Shares and the purchase price payable therefor pursuant to Article I.

     (g) Tax Opinion. Seller shall have received the opinion of Hirschler, Fleischer, Weinberg, Cox & Allen, counsel to Seller, dated the Closing Date, addressed to Seller and in form and substance reasonably satisfactory to Seller and Parent, to the effect that:

       (i) The sale of the Purchased Shares by Seller pursuant to this Agreement and the delivery of the shares of Parent Common Stock payable therefor to the shareholders of Seller pursuant to Article I will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(C) of the Code.

       (ii) Seller will recognize no gain or loss on the sale of the Purchased Shares by Seller pursuant to this Agreement or on the delivery of the shares of Parent Common Stock payable therefor to the shareholders of Seller pursuant to Article I.

       (iii) The shareholders of Seller will recognize no gain or loss on the sale of the Purchased Shares by Seller pursuant to this Agreement or on the delivery of the shares of Parent Common Stock payable therefor to the shareholders of Seller pursuant to Article I other than with respect to cash received for fractional Shares

                                   ARTICLE VI

                                  TERMINATION

   6.1. Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after approval of the transactions contemplated hereby by Seller's shareholders:

     (a) by mutual written consent of Seller and Parent (on behalf of Parent and Purchaser);

     (b) by either Seller or Parent (on behalf of Parent and Purchaser):

       (i) if the Closing shall not have occurred on or before May 30, 2001; provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Closing to have occurred by such time;

       (ii) if shareholder approval of the transactions contemplated hereby shall not have been obtained at the Seller Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure to obtain such shareholder approval; or

       (iii) if any restraint having any of the effects set forth in
    Section 5.1(b) or Section 5.2(d) hereof shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in such restraint continuing in effect;

     (c) by Seller, if Parent or Purchaser shall have breached any of its representations and warranties contained in Article III hereof, or Parent or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, in each case, which breach or failure to perform has not been cured by Parent or Purchaser, as the case may be, within 30 days following receipt of written notice thereof from Seller; or

     (d) by Parent (on behalf of Parent and Purchaser):

       (i) if Seller shall have breached any of its representations and warranties contained in Article II hereof, or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, in each case, which breach or failure to perform has not been cured by Seller within 30 days following receipt of written notice thereof from Parent; or

       (ii) if the board of directors of Seller shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval of this Agreement and the transactions contemplated hereby or its recommendation that the shareholders of Seller approve such transactions.

   6.2. Effect of Termination. The termination of this Agreement pursuant to the terms of Section 6.1 shall become effective upon delivery to the other party of written notice thereof. In the event of the termination of this Agreement pursuant to the foregoing provisions of this Article VI, there shall be no obligation or liability on the part of any party hereto (except as provided in Section 6.3) or its shareholders or directors or officers in respect thereof, except (a) for agreements which survive the termination of this Agreement and (b) for liability that Parent or Purchaser or Seller may have to the other party or parties arising from a breach of this Agreement resulting in the termination of this Agreement in accordance with Sections 6.1(c) or 6.1(d)(i) or due to the fraudulent or willful misconduct of such party.

   6.3. Fees and Expenses.

   (a) Except as provided in this Section 6.3, whether or not the transactions contemplated by this Agreement are consummated or this Agreement terminated, Seller, on the one hand, and Parent and Purchaser, on the other, shall bear their respective expenses incurred in connection with such transactions, including, without limitation, the preparation, execution and performance of this Agreement and all fees and expenses of counsel, accountants and financial printers.

   (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by Seller or Parent pursuant to Section 6.1(b)(ii) or by Parent pursuant to Section 6.1(d)(i) or (ii), then Seller shall (without prejudice to any other rights which Parent or Purchaser may have against Seller for breach of this Agreement), reimburse Parent upon demand for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any affiliate of Parent in connection with this Agreement and the transactions contemplated hereby, including, without limitation, all reasonable fees and expenses of counsel, accountants and financial printers.

   (c) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by Seller pursuant to Section 6.1(c) hereof, then Parent shall (without prejudice to any other rights which Seller may have against Parent for breach of this Agreement), reimburse Seller upon demand for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Seller or any affiliate of Seller in connection with this Agreement and the transactions contemplated hereby, including, without limitation, all reasonable fees and expenses of counsel and accountants.

   (d) The parties acknowledge that the agreements contained in (b) and (c) above are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Purchaser on the one hand, and Seller on the other, would not enter into this Agreement. Accordingly, if Seller fails promptly to pay the amounts due pursuant to (b) above, or if Parent fails promptly to pay the amounts due pursuant to (c) above, (i) the party failing to so pay shall pay interest on such amounts at the prime rate announced by U.S. Bank National Association, Minneapolis office, in effect on the date such amounts were required to be paid, and (ii) if, in order to obtain such payment, a party commences a suit or takes other action which results in a judgment or other binding determination against the nonpaying party for the fees and expenses referred to in (b) and (c) above, the nonpaying party shall also pay to the party entitled to receive payment its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest payable under the preceding clause (i).

                                  ARTICLE VII

                                 MISCELLANEOUS

   7.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing.

   7.2. Waiver. At any time prior to the Closing, either Parent or Purchaser, on the one hand, or Seller, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements of the other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly authorized by and signed on behalf of such party.

   7.3. Notices.

   (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail and airmail, if overseas (registered or return receipt requested), facsimile (with receipt electronically acknowledged) or overnight air courier guaranteeing next day delivery, to such other party's address as set forth below:

If to Parent or Purchaser:

   UnitedHealth Group Incorporated
   UnitedHealth Group Center
   9900 Bren Road East
   Minnetonka, Minnesota 55343
   Attention: General Counsel UnitedHealthcare
   Facsimile No.: (952) 936-7288
with a copy to:

   James D. Alt
   Dorsey & Whitney LLP
   220 South Sixth Street
   Minneapolis, Minnesota 55402
   Facsimile No.: (612) 340-8738

If to Seller:

   Virginia's Physician Network, Inc.
   c/o Hirschler, Fleischer, Weinberg, Cox & Allen
   Federal Reserve Bank Building
   701 East Byrd Street
   P.O. Box 500
   Richmond, Virginia 23218-0500
   Attention: K. Marshall Cook, Esq.
   Facsimile No.: (804) 644-0957

with a copy to:

   W. Michael Walker, Esq.
   Hirschler, Fleischer, Weinberg, Cox & Allen
   Federal Reserve Bank Building
   701 East Byrd Street
   P.O. Box 500
   Richmond, Virginia 23218-0500
   Facsimile No.: (804) 644-0957

   (b) All notices and communications will be deemed to have been duly given at the time delivered by hand, if personally delivered; three business days after being deposited in the mail, if mailed; when sent, if sent by facsimile; and one business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

   7.4. Counterparts. This Agreement may be executed via facsimile in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   7.5. Interpretation. The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

   7.6. Amendment. This Agreement may be amended by the parties at any time before or after the approval of the transactions contemplated hereby by the shareholders of Seller; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

   7.7. No Third Party Beneficiaries.. Nothing in this Agreement shall confer any rights upon any person or entity which is not a party or permitted assignee of a party to this Agreement.

   7.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota.

   7.9. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

   7.10. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers all as of the day and year first above written.

                                          UNITEDHEALTH GROUP INCORPORATED

                                                   /s/ Brian K. Beutner
                                          By: _________________________________
                                                    Brian K. Beutner
                                          Name: _______________________________
                                                   Assistant Secretary
                                          Title: ______________________________

                                          UNITED HEALTHCARE SERVICES, INC.

                                                  /s/ Brian K. Beutner
                                          By: _________________________________
                                                    Brian K. Beutner
                                          Name: _______________________________
                                                   Assistant Secretary
                                          Title: ______________________________

                                          VIRGINIA'S PHYSICIAN NETWORK, INC.

                                              /s/ C. Gregory Lockhart, M.D.
                                          By: _________________________________
                                                C. Gregory Lockhart, M.D.
                                          Name: _______________________________
                                            Chairman of the Board, President
                                          Title: ______________________________

                                                                       Exhibit A

                            SELLER AFFILIATE LETTER

         , 2001

UnitedHealth Group Incorporated
United HealthGroup Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Ladies and Gentlemen:

   Reference is made to the terms of that Asset Acquisition Agreement dated
December     , 2000 (the "Agreement"), by and among UnitedHealth Group
Incorporated, a Minnesota corporation ("Parent"), United HealthCare Services, Inc., a Minnesota corporation and a direct wholly owned subsidiary of Parent ("Purchaser"), and Virginia's Physician Network, Inc., a Virginia corporation ("Seller"). I understand that as a result of the transactions contemplated by the Agreement, I may receive shares of common stock, par value $0.01 per share, of Parent ("Parent Common Stock"), in proportion to my ownership of shares of common stock, par value $0.01 per share, of Seller ("Seller Common Stock"). I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Seller, as that term is defined by the Securities and Exchange Commission (the "SEC") for purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act")

   In connection with the foregoing, I hereby represent and warrant to, and covenant with, Parent that:

   1. I am the record and/or beneficial owner of an aggregate of shares of Seller Common Stock (the "Shares"). The Shares are not subject to any claim, lien, pledge, charge, security interest or other encumbrance or to any rights of first refusal of any kind. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which I am a party or by which I am bound obligating me to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Shares or obligating me to grant or enter into any such option, warrant, call, right, commitment or agreement. I have the sole right to transfer such Shares. The Shares constitute all shares of Seller Common Stock owned, beneficially or of record, by me. The Shares are not subject to preemptive rights created by any agreement to which I am a party. All shares of Seller Common Stock acquired by me subsequent to the date hereof shall be subject to the provisions of this letter agreement as if held by me as of the date hereof.

   2. I will not sell, transfer or otherwise dispose of any of the shares of Parent Common Stock that I receive as a result of the transactions contemplated by the Agreement in violation of the Securities Act or any rules or regulations promulgated thereunder. As provided in the Agreement, Parent will use good faith efforts to comply with Rule 144(c)(1) under the Securities Act so that the resale provisions of Rule 145 are available to me.

   3. I understand that Parent will issue stop transfer instructions to its transfer agent with respect to Parent Common Stock I receive as a result of the transactions contemplated by the Agreement and that a restrictive legend will be placed on any certificates for the Parent Common Stock issued to me, which legend will be in substantially the following form:

     "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies and may not be sold or otherwise disposed of unless the proposed sale or disposition can be made in compliance with Rule 145. The shares represented by this certificate may be transferred only in accordance with
  the terms of a letter agreement dated          , 2001, between the holder
  and UnitedHealth Group Incorporated."

In connection with any sale or other transfer of Parent Common Stock so acquired by me, the undersigned agrees to provide to Parent (i) satisfactory written evidence that the shares have been sold in compliance with

Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

   4. I understand that the representations, warranties and covenants by me set forth herein will be relied upon by Parent, Seller and their respective affiliates and counsel. I have carefully read this letter agreement and the Agreement and have discussed their requirements and the limitations on my ability to offer to sell, transfer or dispose of Parent Common Stock, to the extent I felt necessary, with my counsel or counsel for Seller.

   Execution of this letter agreement shall not be considered an admission on my part that I am an affiliate of Seller as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter. This letter agreement shall terminate and be of no further force or effect if the Agreement is terminated pursuant to the terms thereof.

                                          Sincerely,

                                          [Name of Affiliate]

Agreed and accepted this       day of            , 2001 by
UnitedHealth Group Incorporated

By ____________________________
Its ___________________________

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Article IX of the amended and restated bylaws of UnitedHealth Group provides that UnitedHealth Group shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

   UnitedHealth Group also maintains an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)The following exhibits are filed herewith or incorporated by reference herein:

 Exhibit
 Number  Exhibit Title
 ------- -------------
  2(a)   Asset Acquisition Agreement dated December 29, 2000, by and among
         UnitedHealth Group Incorporated, United HealthCare Services, Inc. and
         Virginia's Physician Network, Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement).
  3(a)   Articles of Merger amending UnitedHealth Group's Articles of
         Incorporation, effective March 6, 2000. (Incorporated by reference to
         Exhibit 3(a) to UnitedHealth Group's Annual Report on Form 10-K for
         the year ended December 31, 1999.)
  3(b)   Second Restated Articles of Incorporation of UnitedHealth Group.
         (Incorporated by reference to Exhibit 3(a) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1996.)
  3(c)   Amended and Restated Bylaws of UnitedHealth Group. (Incorporated by
         reference to Exhibit 3 to UnitedHealth Group's Quarterly Report on
         Form 10-Q for the quarter ended June 30, 2000.)
  4(a)   Senior Indenture, dated as of November 15, 1998, as amended by an
         Amendment to Indenture dated as of November 6, 2000 between United
         HealthCare Corporation and the Bank of New York. (Incorporated by
         reference to Exhibit 4.1 to UnitedHealth Group's Registration
         Statement on Form S-3 (SEC File No. 333-44569) and to Exhibit 4.2 to
         UnitedHealth Group's Current Report on Form 8-K filed on November 16,
         2000.)
  4(b)   Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. UnitedHealth Group agrees to furnish copies thereof to the Securities and Exchange Commission upon request.
  **5    Opinion of David J. Lubben, Esq. regarding the legality of the securities being issued.
    8    Opinion of Hirschler, Fleischer, Weinberg, Cox & Allen regarding certain tax matters.

 *10(a) United HealthCare Corporation 1990 Stock and Incentive Plan, as amended. (Incorporated by reference to Exhibit 10(f) to UnitedHealth
        Group's Annual Report on Form 10-K for the year ended December 31,
        1992.)
 *10(b) United HealthCare Corporation Amended and Restated 1991 Stock and
        Incentive Plan, Amended and Restated Effective May 14, 1997.
        (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.)
 *10(c) United HealthCare Corporation Non-employee Director Stock Option Plan.
        (Incorporated by reference to Exhibit 10(x) to UnitedHealth Group's
        Annual Report on Form 10-K for the year ended December 31, 1994.)
 *10(d) UnitedHealth Group Leadership Results Plan. (Incorporated by reference to Exhibit 10(d) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(e) UnitedHealth Group's 2000 Executive Savings Plan Brochure.
        (Incorporated by reference to Exhibit 10(e) to UnitedHealth Group's
        Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(f) Employment Agreement, dated as of October 13, 1999, between United
        HealthCare Corporation and William W. McGuire, M.D. (Incorporated by reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1999.)
 *10(g) Employment Agreement dated as of October 13, 1999, between United
        HealthCare Corporation and Stephen J. Hemsley. (Incorporated by reference to Exhibit 10(g) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1999.)
 *10(h) Employment Agreement, dated as of May 19, 1998, between United
        HealthCare Corporation and Arnold H. Kaplan. (Incorporated by reference to Exhibit 10(h) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(i) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Corporation and Lois E. Quam. (Incorporated by reference to
        Exhibit 10(i) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(j) Employment Agreement dated as of January 15, 2000, between United
        HealthCare Corporation and James B. Hudak. (Incorporated by reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(k) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Services, Inc. and Jeannine Rivet. (Incorporated by reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1998.)
 *10(l) Employment Agreement, dated as of May 20, 1998, between United
        HealthCare Services, Inc. and R. Channing Wheeler. (Incorporated by reference to Exhibit 10(c) to UnitedHealth Group's Quarterly Report of
        Form 10-Q for the quarter ended June 30, 1998.)
 *10(m) Employment Agreement, dated as of October 16, 1998, between United
        HealthCare Services, Inc. and David J. Lubben. (Incorporated by reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on
        Form 10-K for the year ended December 31, 1998.)
 +10(n) Information Technology Services Agreement between The MetraHealth
        Companies, Inc. and Integrated Systems Solutions Corporation dated as of November 1, 1995. (Incorporated by reference to Exhibit 10(t) to
        UnitedHealth Group's Annual Report on Form 10-K for the year ended
        December 31, 1995.)
 +10(o) AARP Health Insurance Agreement by and among American Association of
        Retired Persons, Trustees of the AARP Insurance Plan and United
        HealthCare Insurance Company dated as of February 26, 1997.
        (Incorporated by reference to Exhibit 10(p) to UnitedHealth Group's
        Annual Report on Form 10-K/A for the year ended December 31, 1996.)
 +10(p) First Amendment to the AARP Health Insurance Agreement by and among
        American Association of Retired Persons, Trustees of the AARP Insurance
        Plan and United HealthCare Insurance Company effective January 1, 1998.
        (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
        Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.)

  +10(q) Second Amendment to the AARP Health Insurance Agreement by and among
         American Association of Retired Persons, Trustees of the AARP
         Insurance Plan and United HealthCare Insurance Company effective
         January 1, 1998. (Incorporated by reference to Exhibit 10(b) to
         UnitedHealth Group's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
  +10(r) Information Technology Services Agreement between United HealthCare
         Services, Inc., a wholly owned subsidiary of UnitedHealth Group, and
         Unisys Corporation dated June 1, 1996. (Incorporated by reference to
         Exhibit 10 to UnitedHealth Group's Quarterly Report on Form 10-Q for
         the quarter ended March 31, 1998.)
   11    Statement regarding computation of per share earnings. (Incorporated by reference to the information contained under the heading "Net
         Earnings (Loss) Per Common Share" in Note 2 to the Notes to
         Consolidated Financial Statements included in UnitedHealth Group's
         Annual Report to Shareholders for the fiscal year ended December 31,
         1999, filed as Exhibit 13 to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999).
   13    UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999. (Incorporated by reference to Exhibit 13 to
         UnitedHealth Group's Annual Report on Form 10-K for the year ended
         December 31, 1999).
 **15    Letter Re Unaudited Interim Financial Information.
   21    Subsidiaries of UnitedHealth Group. (Incorporated by reference to
         Exhibit 21 to UnitedHealth Group's Registration Statement on Form S-4,
         File No. 333-48858, filed October 27, 2000.)
 **23(a) Consent of Arthur Andersen LLP with respect to UnitedHealth Group's financial statements.
 **23(b) Consent of David J. Lubben, Esq. (included in Exhibit 5).
   23(c) Consent of Hirschler, Fleischer, Weinberg, Cox & Allen (included in
         Exhibit 8).
 **23(d) Consent of Cain Brothers & Company, LLC.
 **24    Power of Attorney.
   99    Form of Proxy Card.

--------
+ Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

**  Previously filed.
(b) Not applicable.
(c) Not applicable.

ITEM 22. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

      (1) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (2) that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

      (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request;

      (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective; and

      (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on
this    day of January, 2001.

                                          UNITEDHEALTH GROUP INCORPORATED

                                               /s/ William W. McGuire, M.D.
                                          By___________________________________
                                                 William W. McGuire, M.D.
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on
behalf of the Registrant in the capacities indicated on this    day of January,
2001.

    /s/ William W. McGuire, M.D.
__________________________________        Director and Chief Executive Officer
      William W. McGuire, M.D.             (principal executive officer)

      /s/ Patrick J. Erlandson
__________________________________        Chief Financial Officer (principal
        Patrick J. Erlandson               financial and accounting officer)

                  *
__________________________________        Director
       William C. Ballard, Jr.

                  *
__________________________________        Director
          Richard T. Burke

                  *
__________________________________        Director
         Stephen J. Hemsley

__________________________________        Director
          James A. Johnson

__________________________________        Director
           Thomas H. Kean

__________________________________        Director
       Douglas W. Leatherdale

                  *
__________________________________        Director
          Walter F. Mondale

                  *
__________________________________        Director
          Mary O. Mundinger

_____________________*_____________________ Director
              Robert L. Ryan

_____________________*_____________________ Director
             William G. Spears

_____________________*_____________________ Director
             Gail R. Wilensky

          /s/ David J. Lubben
*By__________________________________
            David J. Lubben
          As Attorney-In-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number  Exhibit Title
 ------- -------------
   2(a)  Asset Acquisition Agreement dated December 29, 2000, by and among
         UnitedHealth Group Incorporated, United HealthCare Services, Inc. and
         Virginia's Physician Network, Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement).
   3(a)  Articles of Merger amending UnitedHealth Group's Articles of
         Incorporation, effective March 6, 2000. (Incorporated by reference to
         Exhibit 3(a) to UnitedHealth Group's Annual Report on Form 10-K for
         the year ended December 31, 1999.)
   3(b)  Second Restated Articles of Incorporation of UnitedHealth Group.
         (Incorporated by reference to Exhibit 3(a) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1996.)
   3(c)  Amended and Restated Bylaws of UnitedHealth Group. (Incorporated by
         reference to Exhibit 3 to UnitedHealth Group's Quarterly Report on
         Form 10-Q for the quarter ended June 30, 2000.)
   4(a)  Senior Indenture, dated as of November 15, 1998, as amended by an
         Amendment to Indenture dated as of November 6, 2000 between United
         HealthCare Corporation and the Bank of New York. (Incorporated by
         reference to Exhibit 4.1 to UnitedHealth Group's Registration
         Statement on Form S-3 (SEC File No. 333-44569) and to Exhibit 4.2 to
         UnitedHealth Group's Current Report on Form 8-K filed on November 16,
         2000.)
   4(b)  Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. UnitedHealth Group agrees to furnish copies thereof to the Securities and Exchange Commission upon request.
  **5    Opinion of David J. Lubben, Esq. regarding the legality of the securities being issued.
    8    Opinion of Hirschler, Fleischer, Weinberg, Cox & Allen regarding certain tax matters.
 *10(a)  United HealthCare Corporation 1990 Stock and Incentive Plan, as
         amended. (Incorporated by reference to Exhibit 10(f) to UnitedHealth
         Group's Annual Report on Form 10-K for the year ended December 31,
         1992.)
 *10(b)  United HealthCare Corporation Amended and Restated 1991 Stock and
         Incentive Plan, Amended and Restated Effective May 14, 1997.
         (Incorporated by reference to Exhibit 10(a) to UnitedHealth Group's
         Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.)
 *10(c)  United HealthCare Corporation Non-employee Director Stock Option Plan.
         (Incorporated by reference to Exhibit 10(x) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1994.)
 *10(d)  UnitedHealth Group Leadership Results Plan. (Incorporated by reference to Exhibit 10(d) to UnitedHealth Group's Annual Report on Form 10-K
         for the year ended December 31, 1999.)
 *10(e)  UnitedHealth Group's 2000 Executive Savings Plan Brochure.
         (Incorporated by reference to Exhibit 10(e) to UnitedHealth Group's
         Annual Report on Form 10-K for the year ended December 31, 1999.)
 *10(f)  Employment Agreement, dated as of October 13, 1999, between United
         HealthCare Corporation and William W. McGuire, M.D. (Incorporated by
         reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999.)
 *10(g)  Employment Agreement dated as of October 13, 1999, between United
         HealthCare Corporation and Stephen J. Hemsley. (Incorporated by
         reference to Exhibit 10(g) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999.)
 *10(h)  Employment Agreement, dated as of May 19, 1998, between United
         HealthCare Corporation and Arnold H. Kaplan. (Incorporated by
         reference to Exhibit 10(h) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999.)
 *10(i)  Employment Agreement, dated as of October 16, 1998, between United
         HealthCare Corporation and Lois E. Quam. (Incorporated by reference to
         Exhibit 10(i) to UnitedHealth Group's Annual Report on Form 10-K for
         the year ended December 31, 1999.)

 *10(j)  Employment Agreement dated as of January 15, 2000, between United
         HealthCare Corporation and James B. Hudak. (Incorporated by reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on Form 10-K
         for the year ended December 31, 1999.)
 *10(k)  Employment Agreement, dated as of October 16, 1998, between United
         HealthCare Services, Inc. and Jeannine Rivet. (Incorporated by
         reference to Exhibit 10(f) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1998.)
 *10(l)  Employment Agreement, dated as of May 20, 1998, between United
         HealthCare Services, Inc. and R. Channing Wheeler. (Incorporated by
         reference to Exhibit 10(c) to UnitedHealth Group's Quarterly Report of
         Form 10-Q for the quarter ended June 30, 1998.)
  *10(m) Employment Agreement, dated as of October 16, 1998, between United
         HealthCare Services, Inc. and David J. Lubben. (Incorporated by
         reference to Exhibit 10(j) to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1998.)
  +10(n) Information Technology Services Agreement between The MetraHealth
         Companies, Inc. and Integrated Systems Solutions Corporation dated as of November 1, 1995. (Incorporated by reference to Exhibit 10(t) to
         UnitedHealth Group's Annual Report on Form 10-K for the year ended
         December 31, 1995.)
  +10(o) AARP Health Insurance Agreement by and among American Association of
         Retired Persons, Trustees of the AARP Insurance Plan and United
         HealthCare Insurance Company dated as of February 26, 1997.
         (Incorporated by reference to Exhibit 10(p) to UnitedHealth Group's
         Annual Report on Form 10-K/A for the year ended December 31, 1996.)
  +10(p) First Amendment to the AARP Health Insurance Agreement by and among
         American Association of Retired Persons, Trustees of the AARP
         Insurance Plan and United HealthCare Insurance Company effective
         January 1, 1998. (Incorporated by reference to Exhibit 10(a) to
         UnitedHealth Group's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.)
  +10(q) Second Amendment to the AARP Health Insurance Agreement by and among
         American Association of Retired Persons, Trustees of the AARP
         Insurance Plan and United HealthCare Insurance Company effective
         January 1, 1998. (Incorporated by reference to Exhibit 10(b) to
         UnitedHealth Group's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.)
  +10(r) Information Technology Services Agreement between United HealthCare
         Services, Inc., a wholly owned subsidiary of UnitedHealth Group, and
         Unisys Corporation dated June 1, 1996. (Incorporated by reference to
         Exhibit 10 to UnitedHealth Group's Quarterly Report on Form 10-Q for
         the quarter ended March 31, 1998.)
 11      Statement regarding computation of per share earnings. (Incorporated by reference to the information contained under the heading "Net
         Earnings (Loss) Per Common Share" in Note 2 to the Notes to
         Consolidated Financial Statements included in UnitedHealth Group's
         Annual Report to Shareholders for the fiscal year ended December 31,
         1999, filed as Exhibit 13 to UnitedHealth Group's Annual Report on
         Form 10-K for the year ended December 31, 1999).
 13      UnitedHealth Group's Annual Report to Shareholders for the fiscal year ended December 31, 1999. (Incorporated by reference to Exhibit 13 to
         UnitedHealth Group's Annual Report on Form 10-K for the year ended
         December 31, 1999).
 **15    Letter Re Unaudited Interim Financial Information.
  21     Subsidiaries of UnitedHealth Group. (Incorporated by reference to
         Exhibit 21 to UnitedHealth Group's Registration Statement on Form S-4,
         File No. 333-48858, filed October 27, 2000.)
 **23(a) Consent of Arthur Andersen LLP with respect to UnitedHealth Group's financial statements.
 **23(b) Consent of David J. Lubben, Esq. (included in Exhibit 5).
   23(c) Consent of Hirschler, Fleischer, Weinberg, Cox & Allen (included in
         Exhibit 8).
 **23(d) Consent of Cain Brothers & Company, LLC.
 **24    Power of Attorney.
 99      Form of Proxy Card.

--------
+ Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

**  Previously filed.